UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[X] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

OR

[_] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended ____________________

OR

[_] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the transition period from       to
                                        ------   -----

                    Commission File Number: _________________

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------

             (Exact Name of Registrant as specified in its charter)

                            BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------

                 (Jurisdiction of Incorporation or Organization

          16493-26th Avenue, Surrey, British Columbia, Canada, V3S 9W9
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                        Name of Each Exchange
  Title of Each Class                                    on Which Registered

---------------------                                ---------------------------
        None                                                    None
---------------------                                ---------------------------


 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------

                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
--------------------------------------------------------------------------------

                                (Title of Class)

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

         As of May 31, 2004: 14,902,227 common shares without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes [_]               No [X]


Indicate by check mark which financial statement item the Registrant has elected to follow.

                  Item 17 [X]           Item 18 [_]

                          T A B L E   O F   C O N T E N T S

                                     PART I

FORWARD LOOKING STATEMENTS.....................................................1

CONVERSION TABLE...............................................................1

GLOSSARY OF TERMS..............................................................1

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................3
         A.       Directors and Senior Management..............................3
         B.       Advisers.....................................................4
         C.       Auditors.....................................................4

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE...............................4

ITEM 3   KEY INFORMATION.......................................................4
         A.       Selected Financial Data......................................4
         B.       Capitalization and Indebtedness..............................8
         C.       Reasons for the Offer and Use of Proceeds....................9
         D.       Risk Factors.................................................9

ITEM 4   INFORMATION ON THE COMPANY...........................................12
         A.       History and Development of the Company......................12
         B.       Business Overview...........................................14
         C.       Organizational Structure....................................15
         D.       Property, Plants and Equipment..............................15

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................28
         A.       Operating Results...........................................28
         B.       Liquidity and Capital Resources.............................30
         C.       Research and Development, Patents, Licenses, etc............34
         D.       Trend Information...........................................34

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................35
         A.       Directors and Senior Management.............................35
         B.       Compensation................................................37
         C.       Board Practices.............................................38
         D.       Employees...................................................39
         E.       Share Ownership.............................................39

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................41
         A.       Major Shareholders..........................................41
         B.       Related Party Transactions..................................42
         C.       Interests of Experts and Counsel............................46

ITEM 8   FINANCIAL INFORMATION................................................46
         A.       Consolidated Statements and Other Financial Information.....46
         B.       Significant Changes.........................................47

ITEM 9   THE OFFER AND LISTING................................................49
         A.       Price History...............................................49
         B.       Markets.....................................................50


ITEM 10  ADDITIONAL INFORMATION...............................................50
         A.       Share Capital...............................................50
         B.       Memorandum and Articles of Association......................53
         C.       Material Contracts..........................................59
         D.       Exchange Controls...........................................63
         E.       Taxation....................................................63
         F.       Dividends and Paying Agents.................................71
         G.       Statement by Experts........................................71
         H.       Documents on Display........................................71
         H.       Subsidiary Information......................................72

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........72

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............72


                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................73

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                  AND USE OF PROCEEDS.........................................73

ITEM 15  CONTROLS AND PROCEDURES..............................................73

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT.....................................73

ITEM 16B CODE OF ETHICS.......................................................73


                                    PART III

ITEM 17  FINANCIAL STATEMENTS.................................................74

ITEM 18  FINANCIAL STATEMENTS.................................................74

ITEM 19  EXHIBITS.............................................................74

SIGNATURES....................................................................79

EXHIBIT INDEX

                           FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Registrant's uncertainty of future profitability; uncertainty of access to additional capital; competition; risks associated with development, construction and managing mining operations; restrictions and regulatory requirements regarding the mining industry; regulatory uncertainties regarding the mining industry; dependence on joint venture partners for project financing; obtaining mining licenses and managing mining operations; and changes in economic conditions and industry competition. See "Item 3 - Key Information - Risk Factors."

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

                                CONVERSION TABLE

In this Registration Statement a combination of Imperial and metric measures are used with respect to our mineral properties. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

------------------------- ------------- ------------------ ---------------------
IMPERIAL MEASURE      =   METRIC UNIT   METRIC MEASURE  =  IMPERIAL UNIT
------------------------- ------------- ------------------ ---------------------
2.47 acres                1 hectare     0.4047 hectares    1 acre
3.28 feet                 1 metre       0.3048 metres      1 foot
0.62 miles                1 kilometre   1.609 kilometres   1 mile
1.102 tons (short)        1 tonne       0.907 tonnes       1 ton
0.029 ounces (troy)/ton   1 gram/tonne  34.28 grams/tonne  1 ounce (troy/ton)
------------------------- ------------- ------------------ ---------------------

                                GLOSSARY OF TERMS

"batholiths,"            A body of magmatic  rock of any  composition  and shape
                         emplaced and solidified beneath the surface of the Earth, with a surface area in excess of 100 square kilometres

"conjugate,"             Acute angle intersection

"felsic intrusion,"      A body of magmatic rock rich in feldspar,  felspathoids
                         or quartz (i.e., granite, granatoid)

"grade," The quantity of a mineral resource and the amount of gold and silver (or other products) contained in such resource and includes estimates for mining dilution but not for other processing losses

"mafic," Rock or minerals with high concentrations of magnesium and iron (i.e., basalts, pyroxenes, biotite)

"mineralization,"        A natural aggregate of one or more valuable minerals

"morphology,"            Shape of object

"ounces,"                Troy ounces

"periodicity,"           Regular or repetitive

"shear," A linear zone of faulting within which the host rock is often broken and fragmented

"strike,"                The geographical  alignment of any horizontal line or a
                         plane or surface

"tonne,"                 2,205 pounds or 1,000 kilograms

"ultramafic,"            Rock  especially  rich in  magnesium  and iron  with no
                         feldspar or quartz (i.e., dunite, peridotites)

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.       DIRECTORS AND SENIOR MANAGEMENT:

The following table sets forth the name, business address and position of each of the directors and senior management of the Registrant:

----------------------------------     -----------------------------------------
NAME AND BUSINESS ADDRESS                            POSITION
----------------------------------     -----------------------------------------

Rupert L. Bullock, B.Comm.             President,  Chief  Financial  Officer and
16493-26th Avenue                      Director who is responsible for  the  day
Surrey, British Columbia               to day operations and  is responsible for
Canada                                 the overall management and supervision of
V3S 9W9                                the Registrant's affairs and business
----------------------------------     -----------------------------------------
Lynn W. Evoy                           Chief Executive Officer and  Director who
13775 31st Avenue                      is   responsible   for   assisting    the
Surrey, British Columbia               President with the day to day  operations
Canada                                 and  management  and  supervision of  the
V4P 2B7                                Registrant's affairs and business
----------------------------------     -----------------------------------------
Richard W. Hughes                      Director
#711 - 675 West Hastings Street
Vancouver, British Columbia
Canada
V6B 1N2
----------------------------------     -----------------------------------------
Philip J. Southam, P.Geo.              Director who is responsible for any major
#711 - 675 West Hastings Street        geological decisions
Vancouver, British Columbia
Canada
V6B 1N2
----------------------------------     -----------------------------------------
Beverly J. Bullock                     Corporate  Secretary who  is  responsible
16493-26th Avenue                      for making necessary corporate and  legal
Surrey, British Columbia               filings and general administration
Canada
V3S 9W9
----------------------------------     -----------------------------------------
Ronda Ross-Love                        Assistant  Secretary  who is  responsible
#711 - 675 West Hastings Street        for assisting the Corporate Secretary
Vancouver, British Columbia
Canada
V6B 1N2
----------------------------------     -----------------------------------------

B.       ADVISERS:

The following table sets forth the name, business address and position of each of the advisors to the Registrant:

----------------------------------     -----------------------------------------
NAME AND BUSINESS ADDRESS                            POSITION
----------------------------------     -----------------------------------------

McCullough O'Connor Irwin              Canadian legal counsel
Solicitors
1100-888 Dunsmuir Street
Vancouver, British Columbia
Canada
V6C 3K4
----------------------------------     -----------------------------------------
Miller & Holguin                       U.S. legal counsel
1801 Century Park East, 7th Floor
Los Angeles, California
U.S.A.
90067
----------------------------------     -----------------------------------------
Bank of Montreal                       Banker
Commercial Banking
Main Floor, First Bank Tower
P.O. Box 49500, 595 Burrard Street
Vancouver, British Columbia
Canada
V7X 1L7
----------------------------------     -----------------------------------------

C.       AUDITORS:

----------------------------------     -----------------------------------------
NAME AND BUSINESS ADDRESS
----------------------------------     -----------------------------------------

Staley, Okada & Partners               Auditors - January 7, 2004  to present, a
Chartered Accountants                  member  of  the  Institute  of  Chartered
Suite 400 - 889 West Pender Street     Accountants of British Columbia
Vancouver, British Columbia
Canada
V6C 3B2
----------------------------------     -----------------------------------------

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3   KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The following tables set forth the data of the Registrant for the fiscal years ended October 31, 2003, 2002, 2001, 2000 and 1999 and the three-month interim periods ended January 31, 2004 and 2003 (unaudited).

The selected financial data of the Registrant for Fiscal 2003, Fiscal 2002 and Fiscal 2001, ended October 31st was derived from the financial statements of the Registrant which have been audited by Staley, Okada & Partners, Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. The selected financial data of the Registrant for Fiscal 2000 ended October 31st was derived from the financial statements of the Registrant which have been audited by MacKay LLP, Chartered Accountants and Fiscal 1999, ended October 31st was derived from the financial statements of the Registrant which have been audited by G. Ross McDonald, Chartered Accountant. All amounts are expressed in Canadian dollars.

The financial statements included in this Registration Statement and the tables set forth below have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Note 13 to the Registrant's audited financial statements for Fiscal 2003, ended October 31st provides a description of the principal differences between Canadian GAAP and United States GAAP, as they relate to the Registrant, and a reconciliation to United States GAAP of the Registrant's net income and stockholders' equity.

              TABLE 1: CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                        YEARS ENDED OCTOBER 31 (AUDITED)

                              THREE-MONTH    THREE-MONTH
                              PERIOD ENDED  PERIOD ENDED
                             JANUARY 31/04  JANUARY 31/03
                              (unaudited)    (unaudited)      2003          2002          2001          2000          1999
                               ----------    ----------    ----------    ----------    ----------    ----------    ----------
Amortization ...............           68          --            --            --            --             156           389
Automotive .................         --            --            --            --            --           4,103          --
Bank charges and interest ..          240            80           620           351           263           617         1,222
Consulting fees ............       18,353         2,633        29,232          --            --           4,000          --
Financing fees .............         --            --         102,500        10,000          --            --            --
Interest on debt ...........       12,704         3,125        24,748         5,406          --            --            --
Investor relations and
   promotion ...............       51,810          --          78,260          --            --              20         6,085
Legal and accounting .......       30,013         3,250        63,044        30,009         9,616        11,272        10,374
Management fees ............       12,500         9,000        44,000        30,000        30,000        35,500        48,000
Office and miscellaneous ...        2,545           971         5,247         2,115         1,579         4,433         9,748
Regulatory fees ............       12,253         3,170        15,866        15,311         3,004          --           2,599
Rent .......................         --            --            --            --            --             686          --
Stock based compensation ...      160,000          --            --            --            --            --            --
Telephone and
communications .............         --            --            --            --            --             539          --
Transfer agent fees ........        1,333           777         6,811         4,966         4,151         8,835         5,030
Recovery of prior year
   expenses ................         --            --          (1,690)         --            --          (4,213)         --
Less:  interest earned .....       (1,341)         (131)       (3,209)         (434)         --            --            --
                               ----------    ----------    ----------    ----------    ----------    ----------    ----------
TOTAL EXPENSES .............      300,478        22,974       365,429        97,724        48,613        65,948        86,177

LOSS BEFORE OTHER ITEMS ....         --            --        (365,429)      (97,724)      (48,613)      (65,765)      (86,177)


                                     Page 6

OTHER ITEMS
Write off of distribution
   rights and patents ......         --            --            --              (1)         --            --        (248,781)
Write off of marketable
   securities ..............         --            --            --            (100)         --            --            (678)
Write off of mineral
   property expenditures ...         --            --        (158,989)         --            --            --            --
Loss on disposal of
   capital assets ..........         --            --            --            --            --           1,400          --
                                     --            --        (158,989)         (101)         --          (1,400)     (249,459)

Loss for the period/year ...     (300,478)      (22,974)     (524,418)      (97,825)      (48,613)      (67,165)     (335,636)

Deficit - beginning of
   period/year .............   (3,812,611)   (3,416,958)   (3,416,958)   (3,364,696)   (3,316,083)   (3,248,918)   (2,913,282)

Future income tax benefit
   recognized on issuance
   of flow through shares ..      408,000          --         128,765        45,563          --            --            --
Deficit - end of period/year   (3,705,089)   (3,439,932)   (3,812,611)   (3,416,958)   (3,364,696)   (3,316,083)   (3,248,918)

Loss per share .............       ($0.02)       ($0.01)       ($0.07)       ($0.04)       ($0.02)      ($0.046)       ($0.30)

                                     US GAAP

Loss for the year - US GAAP
                                     --            --      (1,368,428)     (264,874)      (48,613)         --            --
Loss per share - US GAAP
                                     --            --          ($0.17)       ($0.11)       ($0.02)         --            --


                      TABLE 2: CONSOLIDATED BALANCE SHEETS
                        YEARS ENDED OCTOBER 31 (AUDITED)

                         THREE-MONTH     THREE-MONTH
                         PERIOD ENDED    PERIOD ENDED
                        JANUARY 31/04   JANUARY 31/03
                         (unaudited)     (unaudited)       2003           2002           2001           2000              1999
                          -----------    -----------    -----------    -----------    -----------    -----------       -----------
Cash ..................       957,229         25,464         98,463         68,123          1,778          1,457              --
Goods and services tax
   recoverable ........        10,816         15,101          3,915         12,729            815           --                --
Other current assets ..         1,758          4,000            433           --              100            100               100
Mineral properties and
   deferred exploration
   costs ..............     1,374,138        214,793      1,011,059        167,049           --             --                --
Other long term assets           --             --             --             --                1              1             1,557
                          -----------    -----------    -----------    -----------    -----------    -----------       -----------
TOTAL ASSETS ..........     2,343,941        259,358      1,113,870        247,901          2,694          1,558             1,657


                                     Page 7


Bank indebtedness .....          --             --             --             --             --             --               2,130
Accounts payable and
   accrued liabilities         77,500         31,006         67,446         36,055         19,989         13,049           155,969
Due to related party ..        12,191          4,280          3,946           --           50,309          7,500              --
Promissory note payable       350,000           --          350,000           --             --             --                --
Loan payable ..........          --             --             --             --             --             --              29,750
Due to related company           --             --             --             --             --             --               5,634
Convertible debenture .       125,000        125,000        125,000        125,000           --             --                --
                          -----------    -----------    -----------    -----------    -----------    -----------       -----------
TOTAL LIABILITIES .....       564,691        160,286        546,392        161,055         70,298         20,549           193,483

Share capital .........     5,313,339      3,539,004      4,369,089      3,503,804      3,297,092      3,057,092         3,057,092
Contributed surplus ...       171,000           --           11,000           --             --             --                --
Deficit ...............    (3,705,089)    (3,439,932)    (3,812,611)    (3,416,958)    (3,364,696)    (3,316,083)       (3,248,918)
Total Shareholder's
   equity (deficit) ...     1,779,250         99,072        567,478         86,846        (67,604)       (18,991)         (191,826)
                          -----------    -----------    -----------    -----------    -----------    -----------       -----------
TOTAL LIABILITIES AND
   SHAREHOLDER'S EQUITY     2,343,741        259,358      1,113,870        247,901          2,694          1,558             1,657
Number of Shares ......    14,567,227      5,448,401     10,067,227      5,128,401      2,309,651      2,309,651(1)      7,767,556

                                     US GAAP

Mineral properties and
deferred exploration
costs - US GAAP                  --             --                0              0              0             --              --
Total Shareholder's
equity (deficit) -
US GAAP
                                 --             --       (4,823,670)    (3,584,607)    (3,364,696)            --              --

(1)      7:1 consolidation

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

                            Year Ended October 31st
--------------------------------------------------------------------------------
   2003             2002              2001             2000             1999
   ----             ----              ----             ----             ----
  1.4431           1.5735            1.5403           1.4747           1.4973

The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$").

                                                      High              Low
                                                      ----              ---
May 2004 ..............................              $ 1.39           $ 1.36
April 2004 ............................              $ 1.31           $ 1.31
March 2004 ............................              $ 1.39           $ 1.31
February 2004 .........................              $ 1.34           $ 1.31
January 2004 ..........................              $ 1.34           $ 1.27
December 2003 .........................              $ 1.34           $ 1.29

Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Unless otherwise indicated, in this registration statement on Form 20-F (the "Registration Statement" or "Form 20-F") all references herein are to Canadian Dollars.

The noon rate of exchange on June 18, 2004, as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.3645 (US$1.00 = Cdn$1.3645).

B.       CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the Registrant's capitalization and indebtedness as at January 31, 2004.

                                                                   Amount (Cdn$)
                                                                   -------------
Indebtedness
         Accounts payable and accrued liabilities ............          (77,500)
         Due to related party ................................          (12,191)
         Promissory note payable .............................         (350,000)
         Convertible debenture ...............................         (125,000)
Total indebtedness (1) .......................................         (564,691)

Shareholder Equity
         Share Capital .......................................        5,313,379
         Contributed surplus .................................          171,000
         Deficit .............................................       (3,705,089)
Net Shareholder Equity .......................................        1,779,250

(1) None of the Registrant's indebtedness is guaranteed and none of the Registrant's indebtedness is secured.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.       RISK FACTORS

Any investment in the Registrant's shares involves a high degree of risk. An investor should consider carefully the following information before deciding to buy the Registrant's common shares. If any of the events discussed in the following risk factors actually occurs, the Registrant's business, financial condition or results of operations would likely suffer. In this case, the market price of the Registrant's shares could decline, and the investor could lose all or part of its investment in the Registrant's shares. In particular, a prospective should consider carefully the following risk factors:

EXPLORATION EFFORTS MAY BE UNSUCCESSFUL:
Investors in the Registrant could lose their entire investment. Most exploration projects do not result in the discovery of commercially minable ore deposits. The Registrant might not identify any mineral deposit that qualifies as a commercially minable (or viable) ore body that could be legally and economically exploited.

NO ONGOING MINING OPERATIONS:
The Registrant is in an advanced exploration stage and has no mining operations of any kind. At this stage of exploration, the Registrant has not made a decision if actual mining operations will ever commence. Should the Registrant decide to enter into the mining business there are a number of factors beyond the Registrant's control including changes in economic conditions, intense industry competition, variability and operating cost, changes in government resulting in changes in rules and regulations of numerous regulatory authorities that the Registrant would have to consider.

LACK OF EARNINGS AND CASH FLOW:
The Registrant has no history of earnings or cash flow from operations. The continued lack of earnings or cash flow could force the Registrant to cease operations and investors in the Registrant will lose their entire investment. As at January 31, 2004 (unaudited), the Registrant's deficit was $3,705,089.

UNCERTAINTY OF CONTINUING AS A GOING CONCERN:
The continuation of the Registrant depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. Because of this uncertainty, there is doubt about the Registrant's ability to continue as a going concern. The Registrant's financial statements do not include the adjustments that would be necessary if the Registrant were unable to continue as a going concern.

NO PROVEN RESERVES:
The Registrant currently has few tangible assets and no proven reserves. If the Registrant does not discover proven reserves on its properties the Registrant will have to cease operations and investors will lose their entire investment. The properties in which the Registrant has an interest or the concessions in which the Registrant has the right to earn an interest are in the exploratory stage only and are without a known body of ore. No probable reserves have been identified to date.

NO GUARANTEE OF CLEAR TITLE TO MINERAL PROPERTIES:
If titles to the properties in which the Registrant has an interest are not valid, the Registrant will be forced out of business and investors will lose their entire investment.

MINERAL EXPLORATION IS SUBJECT TO SIGNIFICANT OPERATING HAZARDS AND RISKS:
Mineral exploration, development and production involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Environmental hazards, industrial accidents, unusual or unexpected geological formations and bullion losses due to theft, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the conduct of exploration programs. Operations in which the Registrant has an interest will be subject to all the hazards and risks normally incidental to exploration, development and production of copper, gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage.

FLUCTUATING METALS PRICES:
The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond the Registrant's control, including expectations about the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis. The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. These fluctuations and uncertainties can undermine the Registrant's financial condition and increase the risk and vulnerability of an investment in the Registrant's common shares.

THE  REGISTRANT'S  SUCCESS  DEPENDS ON  PERFORMANCE  AND SERVICE OF  INDEPENDENT
CONTRACTORS:
The Registrant's success depends to a significant extent on the performance and continued service of independent contractors. The Registrant has contracted the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could delay the exploration projects on the Registrant's properties resulting in a reduction of share value.

UNCERTAINTY OF OBTAINING ADDITIONAL FUNDING REQUIREMENTS:
The Registrant has no earnings and will therefore require financing to complete its intended exploration programs. To date the Registrant has funded its exploration programs through the issuance of its equity securities, and the Registrant will continue to need to fund its exploration programs in this manner until such time, if ever, that it generates revenues and profits. The Registrant is required to make additional cash payments on its KPM property to the original vendors of $2,500,000 coming due in 2004, 2005 and 2006. In addition, the Registrant plans to initiate further exploration on the KPM property that will include definition drilling and outline new high grade shoots on the Cedar Island Mainland Zone and evaluate the gold potential of high priority regional targets. The work is expected to commence in the summer, 2004. The Registrant will be required to raise funds for this program of approximately $200,000.
Failure to obtain additional financing on a timely basis will cause the Registrant to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations, thus causing investors to lose all or a portion of their investment.

POSSIBLE DILUTION TO PRESENT AND PROSPECTIVE SHAREHOLDERS:
The Registrant's plan of operation, in part, contemplates the accomplishment of business negotiations by the payment of cash, issuance of securities of the Registrant, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, will result in dilution to present and prospective holders of common stock.

RISKS ASSOCIATED WITH PENNY STOCK CLASSIFICATION:
The Registrant's stock is subject to "penny stock" rules as defined in Rule 3a51-1 under the United States Securities Exchange Act of 1934, as amended, and because of the constraints on trading resulting from the "penny stock" definition investors will encounter difficulty in selling their stock. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Registrant's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S.$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Registrant's common shares in the United States and shareholders may find it more difficult to sell their shares.

LIMITED AND VOLATILE TRADING VOLUME:
Although the Registrant's shares trade on the TSX Venture Exchange, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Registrant's shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Registrant's shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

VOLATILITY OF SHARE PRICE:
In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Registrant, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During Fiscal 2003, the Registrant's share price fluctuated between a low of $0.13 and a high of $0.55. To date, during the current fiscal year, the Registrant's share price has fluctuated between a low of $0.25 and a high of $0.63. Significant fluctuation in the Registrant's share price is likely to continue, and could potentially increase, in the future.

DIFFICULTY  FOR  U.S.  INVESTORS  TO  EFFECT  SERVICE  OF  PROCESS  AGAINST  THE
REGISTRANT:
The Registrant is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to effect service of process in the United States upon the directors or officers of the Registrant, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. All of the Registrant's directors and officers are residents of Canada and substantially all of the Registrant's assets are located outside of the United States. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

POSSIBLE DIFFICULTIES IN OBTAINING REQUIRED PERMITS AND LICENSES:
For the scheduled winter exploration drill program, no permits or licenses are required. The Registrant's future operations may require it to obtain licenses and permits from various governmental and regulatory authorities. The Registrant's ability to conduct exploration, development and mining operations in the future could be impeded if it is unable to obtain required licenses and permits.

ITEM 4   INFORMATION ON THE COMPANY

Refer to the "Glossary of Terms" on page 1 of this Registration Statement for details of geological terms.

A.       HISTORY AND DEVELOPMENT OF THE REGISTRANT

INTRODUCTION

The Registrant's head office is located at 16493-26th Avenue, Surrey, British Columbia, Canada, V3S 9W9 (Telephone: 604-536-5357; Facsimile: 604-536-5358). The Registrant's e-mail address is: info@amadorgoldcorp.com and its website is: www.amadorgoldcorp.com. The Registrant's registered office is located at 1100-888 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 3K4 (Telephone: 604-687-7077, Facsimile: 604-687-7099). The Registrant's U.S.
counsel is located at 1801 Century Park East, 7th Floor, Los Angeles, California, U.S.A. 90067 (Telephone: 310-556-1990; Facsimile: 310-557-2205).

The contact person in Vancouver, British Columbia, Canada is: Mr. Rupert L. Bullock, President.

The Registrant's fiscal year ends October 31st.

The Registrant's common shares trade on the TSX Venture Exchange under the symbol "AGX".

The authorized capital of the Registrant consists of 100,000,000 common shares of no par value. At October 31, 2003, the end of the Registrant's most recent fiscal year, there were 10,067,227 common shares issued and outstanding. At May 31, 2004, there were 14,902,227 (unaudited) common shares issued and outstanding.

CORPORATE BACKGROUND

The Registrant was incorporated on October 24, 1980 under the laws of the Province of British Columbia by registration of its Memorandum and Articles pursuant to the COMPANY ACT (British Columbia) under the name "Golden Trend Energy Ltd.". It changed its name to "World Power Bike Inc." on January 9, 1991. On March 13, 2000, the Registrant changed its name to "Parkside 2000 Resources Corp." and the outstanding common shares were consolidated on a one for seven basis in order to make the Registrant's share capital more attractive to potential investors. (Any registered holder on the books of the Registrant of a number of common shares not evenly divisible by seven was neither entitled to be entered on the books of the Registrant as a holder of a fractional common share, in respect of the fractional share resulting from the aforementioned consolidation, nor was entitled to receive a share certificate therefore; however, in lieu thereof, an adjustment was made to round up any such fractional interest to the nearest whole number of common shares.). On May 16, 2003, the Registrant changed its name to "Amador Gold Corp." to be more consistent with the Registrant's business objectives.

IMPORTANT BUSINESS DEVELOPMENTS

Pursuant to an agreement dated September 28, 1988, the Registrant, together with a related company acquired the worldwide distribution rights to a power pedal system in consideration of $175,850. The rights were granted for a seventeen year period during which time the Registrant was to create a demand for the product as well as develop a distribution and marketing system. For several years, the Registrant and the related company attempted to market the power pedal equipped bicycles. The Registrant was unsuccessful in marketing the bicycle, allowed the European patents to lapse and wrote down its interest in the remaining United States and Japanese patents to a nominal value during fiscal 1999.

In August 2000, the Registrant completed a private placement of 1,200,000 units at CDN$0.20 per unit, each unit consisting of one (1) common share and one (1) non-transferable share purchase warrant, for gross proceeds of CDN$240,000. As a condition to completion of the private placement, old management agreed to resign with new directors and officers being appointed. The proceeds were used to settle the Registrant's current accounts payable.

On December 21, 2000, the Registrant signed a letter of intent to purchase all of the issued and outstanding shares in the capital of a private company located in Langley, British Columbia, Canada, specializing in the design, manufacture and sale of production equipment and machinery related to the utility pole industry. On December 29, 2000, pending completion of the reverse take-over of that company, trading in the shares of the Registrant was halted by the Vancouver Stock Exchange (now TSX Venture Exchange). After numerous attempts to negotiate and conclude a share exchange agreement, the Registrant abandoned the transaction in April 2002. The Registrant then began a search for a viable project.

On May 30, 2002, the Registrant and Goldrea Resources Corp. ("Goldrea") (TSX Venture Exchange Trading Symbol: GOR) of Suite 2A, 15782 Marine Drive, White Rock, British Columbia, Canada, V4B 1E6 entered into an option agreement for the Registrant to explore and develop the 32 unit, BX1-2 claims, located in the Liard Mining Division, 48 kilometres southwest of Bob Quinn Lake, British Columbia, Canada (the "BX Property"). The claims are 100% owned by Goldrea and were acquired by staking on December 15, 2001. Goldrea and the Registrant commenced a program in September 2002 consisting of diamond drilling, soil geochemical and geological mapping on the BX Property. Goldrea and the Registrant increased the core claims from 32 units to 64 units. The BX Property is without a known body of commercial ore. Goldrea and the Registrant are arm's length to each other. In May 2003, the Registrant terminated its option agreement with Goldrea in order to focus on its KPM Property (see below). Goldrea was advised and the Registrant has retained the 10% interest previously earned. The Registrant did not incur any costs or penalties for the termination of its option agreement with Goldrea.

Pursuant to the policies of the TSX Venture Exchange (the "Exchange"), the nature of the above transaction was deemed to constitute a "change of business" from industrial to natural resources (the "COB"). The policies of the Exchange required the Registrant to obtain shareholder approval by a majority of the shareholders, excluding parties related to the Registrant, before the COB received final approval from the Exchange.

On October 18, 2002, the Registrant entered into a letter of intent with Richard
W. Hughes for the assignment of an option agreement to acquire 40 patented claims and 2 mineral claims located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake (the "KPM Property"). Richard Hughes entered into an option agreement with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin") and has assigned his interest in the agreement to the Registrant. Consideration consisted of $25,000 that had already been paid by Richard Hughes, $225,000 on or before December 25, 2002 (extended to February 14, 2003) (paid by the Registrant), $250,000 on August 27, 2003 (paid by the Registrant), $250,000 on August 27, 2004, $250,000 on August 27, 2005 and $2,000,000 on August 27, 2006.
In addition, there is a royalty payable of between 1 and 2% depending on the price of gold. On December 19, 2002, subsequent to the completion of the assignment, Mr. Hughes joined the Board of Directors of the Registrant.
Following regulatory approval, the Registrant entered into separate option agreements on January 31, 2003 with Kenora and Machin on the same terms and conditions as contained in the option agreement between Richard Hughes, Kenora and Machin.

B.       BUSINESS OVERVIEW

The Registrant is a natural resource company engaged in the acquisition, exploration of mineral resource properties, principally for copper and gold, in Canada and its properties do not contain a known commercially viable minable deposit. A commercially viable mineral deposit does not exist on any of the Registrant's properties, and further exploration is required before a final evaluation of the economic and legal feasibility is determined.

PRINCIPAL MARKETS AND COMPETITIVE CONDITIONS
While the Registrant has not received any revenue from its current operations it anticipates its markets if and when they develop will be based on Comex and/or London Metal Exchange (LME) prices.

The Registrant competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

SEASONALITY
Mineral exploration in Canada is seasonal in nature due to the fact that weather conditions may make properties inaccessible. In addition, during periods of good weather conditions there is great demand for available crew and equipment such as drilling rigs, geological crews and airplanes. Large portions of the Registrant's KPM Property can only be drilled when swamps are frozen and access is provided for heavy equipment.

MARKETING CHANNELS
The Registrant is not currently marketing any mineral products.

GOVERNMENT REGULATIONS

ONTARIO

Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the Province of Ontario where the Registrant holds its mineral claims. The Registrant can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing. The Registrant is not required to obtain a work permit for exploration activities on its Ontario property but is required to notify the government of the work being undertaken.

The Acts and Regulations which guide exploration activity in Ontario are: the Mining Act, the Public Lands Act, the Forest Fire Prevention Act, Lakes and Rivers Improvement Act, Crown Timber Act, Fisheries Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protections Act and the Gasoline Handling Act.

The Registrant is currently in compliance with the above regulations.

PLAN OF OPERATIONS

The Registrant had on hand, at January 31, 2004, a working capital balance of $403,354 (unaudited). The Registrant completed a financing of $1,475,000 in December, 2003. The proceeds ($1,085,000) from the flow-through portion of the financing were used for a 10,033 metre diamond drill program on the Registrant's KPM Property that commenced in February 2004 and completed at the end of March 2004. The proceeds ($390,000) from the non-flow through portion of the financing are being used for general corporate purposes.

The Registrant intends to raise additional funds through private placements and the exercise of outstanding warrants to carry out a multi-phased exploration program including detailed structural mapping, trenching and induced polarization, geophysical surveying and follow-up diamond drilling on the highest priority gold targets to build tonnage and discover ounces leading to economic scoping and pre-feasibility studies. If the Registrant is unsuccessful in its efforts to raise additional funds, the Registrant will seek joint venture partners to conduct further exploration activities on the KPM Property.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

Up until July 2002, the Registrant was essentially dormant and reactivated itself by acquiring a joint venture interest in the BX Property from Goldrea. The Registrant made expenditures of approximately $150,000 in the summer and fall of 2002 exploring (drilling etc.) this property, which resulted in the Registrant acquiring a 10% interest. In May 2003, the Registrant terminated its option agreement with Goldrea in order to focus on its KPM Property which it acquired by a letter of intent in October 2002, followed by a formal option agreement in January 2003, under which the Registrant has made payments totalling $225,000 in February 2003 and $250,000 in August 2003.

C.       ORGANIZATIONAL STRUCTURE

Not Applicable

D.       PROPERTY, PLANTS AND EQUIPMENT

The Registrant does not own most of its tangible personal property used to conduct its business. The

Registrant's infrastructure is largely provided under management agreements.

The Registrant's corporate offices are located in Surrey, British Columbia, Canada. Until December 31, 2002, the Registrant had a management agreement with Bullock Consulting Ltd. ("BCL") dated August 1, 2000, a company owned 100% by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Registrant, which obligated BCL to provide day-to-day management services as well as office facilities (located in the residence of the President), accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,500 per month (plus Goods and Services Tax - GST) and reimbursement of all expenses incurred by BCL on behalf of the Registrant. From August 1, 2000 until December 31, 2002, BCL was paid a total of $72,500 (29 months x $2,500/month), plus GST.

On January 1, 2003, the Registrant entered into a management agreement with Hastings Management Corp. ("HMC"), a company owned by Richard W. Hughes, a Director of the Registrant, to provide management services to the Registrant in return for the payment of $4,000 per month (plus GST) and reimbursement of administrative costs and financial services incurred by HMC on behalf of the Registrant. This monthly amount was reduced to $3,500 effective September 1, 2003. This agreement was terminated on December 31, 2003.

The previous management agreement with Bullock Consulting Ltd. ("BCL"), a private company owned by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Registrant, was terminated on December 31, 2002, however, the Registrant currently has a management agreement with BCL dated January 1, 2004, which obligates BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,000 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Registrant. From January 1, 2004 to May 31, 2004, BCL has received $10,000 plus GST.

The Registrant's only material asset is the exploration property, the KPM Property located in Kenora, Ontario, described below.

KPM PROPERTY, KENORA, ONTARIO

DETAILS OF ACQUISITION

On October 18, 2002, the Registrant entered into an arm's length agreement with Richard W. Hughes who assigned to the Company his rights in an option agreement, he had entered into with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"). The option and assignment permit the Registrant to acquire 40 patented claims and 2 mineral claims. Pursuant to the option agreement consideration consists of $25,000 (paid by Richard Hughes), $225,000 on or before December 25, 2002 which was extended to February 14, 2003 (paid by the Registrant), $250,000 on August 27, 2003 (paid by the Registrant), $250,000 on August 27, 2004, $250,000 on August 27, 2005 and $2,000,000 on August 27,
2006. In addition, there is a royalty payable of between 1 and 2% based on the price of gold. During fiscal 2003, the Registrant staked an additional 6 mineral claims adjacent to the KPM Property.

Consideration for the Assignment consisted of $35,000 payable to Richard Hughes which represented the initial $25,000 payment to Kenora and Machin and $10,000 as reimbursement for due diligence costs and expenses. The Registrant paid for the assignment from its general working capital. On December 19, 2002, subsequent to the completion of the assignment, Mr. Hughes joined the Board of Directors of the Registrant.

Following regulatory approval, the Registrant directly entered into option agreements dated January 31, 2003 with Kenora and Machin on the same terms and conditions as the original option agreement entered into by Richard Hughes. The option payment of $225,000 was made on February 10, 2003. The option payment of $250,000 was made on August 20, 2003.

There is a finders' fee payable to Don Cross (the "Finder") associated with the option agreement which consists of cash payment equal to 7.5% of the first $300,000 consideration, 5% on the next $700,000, 2.5% of the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000. In addition, the Finder receives cash payment as to all monies expended by the Registrant in connection with work on the KPM Property in each calendar, on an annual basis on or before March 31 of the next following calendar year. The finder's fee agreement was negotiated between Richard W. Hughes and the Finder prior to Mr. Hughes becoming a director of the Registrant and became the responsibility of the Registrant at the time of the assignment between the Registrant and Mr. Hughes. The Finder and the Registrant are at arm's length. To date, a total of $52,432.45 has been paid by the Registrant to the Finder based on consideration paid in the amount of $500,000 and expenses incurred in the amount of $398,648.91.

LOCATION, ACCESS AND TENURE

The KPM Property is located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake.

The  Registrant  has an option to acquire  the  following  patented  claims from
Kenora:

         D-149,  D-200,  D-201,  D-201 (A PCL 2413),  D-203 SW, D-204  (K-2460),
         D-212, D-213 (K-2462),  D-214 (K-2938),  D-215 (K-2548),  D-216, D-217,
         D-228 (K-2978-79),  D-229,  D-233,  D-265,  D-140 (K-1269),  S-74, S-97
         (K-3055-58),  S-151 PARTIAL,  MIN. LOC.  D-195,  D-147,  D-148,  D-239,
         D-389, S-109, S-126, S-150, D-203 (K-2461)

The  Registrant  has an option to acquire  the  following  patented  claims from
Machin:

         D-199,  D-202, M-11, S-105, D-218 (K-1317 ET AL NORTH),  K-13487 NORTH,
         K-13544 NORTH, K-13564 NORTH, K-13464 NORTH, CLAIM 264-E PARCEL 4802, CLAIM 270-E PARCEL 4802

The  Registrant  has an option to acquire  the  following  mineral  claims  from
Machin:

         1203021
         3004923

The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

HISTORY AND PREVIOUS WORK

Exploration on the KPM Property dates back to 1896 when the Cornucopia Mine, later renamed the Cedar Island Mine, was discovered and developed. Total production from the mine was 16,997 tonnes of ore grading 10.0 grams per tonne gold. Some trenching in the early 1980's showed a possible extension of the vein system on the adjoining mainland from Cedar Island. The KPM Property was optioned to Bond Gold Canada Limited (formerly St. Joe Canada Inc.) in 1985. Bond Gold completed 35,290 meters of drilling in 155 holes on the KPM Property between 1986 and 1989. The majority of the drilling was on the Cedar Island Mainland Zone (114 holes) along a strike distance of one kilometer and to a maximum vertical depth of 350 meters.

The KPM Property has previously producing mines within its boundaries including production of:

         Cedar Island Mine - 16,997 tonnes at 10.0 grams per tonne gold Mikado Mine - 57,813 tonnes at 17.0 grams per tonne gold Olympia Mine - 11,353 tonnes at 7.8 grams per tonne gold

The last drilling completed on the KPM Property consisted of 14 holes in 1988 and 1989. 11 holes focused on the Breccia Vein and the eastern strike extension of the Main Vein.

The Breccia Vein was tested over a strike length of 250 meters by holes K88-128-132 inclusive and holes K88-137-139. The results of the Breccia Vein intersection were as follows:

-------------------  -----------------  ----------------  ----------------
                          Vertical         Gold Assay        True Width
     Hole No.           Intersection       (grams per         (meters)
                          (meters)           tonne)
-------------------  -----------------  ----------------  ----------------
       K128                  48               1.71              0.40
-------------------  -----------------  ----------------  ----------------
       K129                  32               1.03              1.22
-------------------  -----------------  ----------------  ----------------
       K130                 118               4.22              1.13
-------------------  -----------------  ----------------  ----------------
       K132                 132               3.43              0.75
-------------------  -----------------  ----------------  ----------------
       K137                 151               1.94              1.82
-------------------  -----------------  ----------------  ----------------
       K138                 150               0.69              0.63
-------------------  -----------------  ----------------  ----------------
       K139                 176              19.55              6.28
-------------------  -----------------  ----------------  ----------------

The drill results confirm the postulated shoot-like, east plunging morphology of the Breccia Zone and demonstrate the very uneven distribution of gold within the vein.

The Main Vein was tested over a strike length of 250 meters by holes K88-128-132 inclusive, K88-137-139 inclusive and K89-140-141. The results of the Main Vein intersections were as follows:

-------------------  -----------------  ----------------  ----------------
                          Vertical         Gold Assay        True Width
     Hole No.           Intersection       (grams per         (meters)
                          (meters)           tonne)
-------------------  -----------------  ----------------  ----------------
       K128                 125                7.30             1.50
-------------------  -----------------  ----------------  ----------------
       K129                 101                7.10             2.57
-------------------  -----------------  ----------------  ----------------
       K130                 189                0.73             1.50
-------------------  -----------------  ----------------  ----------------
       K131                  79                5.80             1.50
-------------------  -----------------  ----------------  ----------------
       K132                 212              266.00             1.96
-------------------  -----------------  ----------------  ----------------
       K137                 260                4.10             2.04
-------------------  -----------------  ----------------  ----------------
       K138                 223                4.01             1.50
-------------------  -----------------  ----------------  ----------------
       K139                 260                0.34             0.40
-------------------  -----------------  ----------------  ----------------
       K140                 240               16.80             5.15
-------------------  -----------------  ----------------  ----------------
       K141                 223                5.80             4.79
-------------------  -----------------  ----------------  ----------------

The drill program results indicate the strong continuity of the Main Vein. As recognized from the Breccia Vein drilling, gold mineralization occurs in shoots that have a uniform plunge direction. There appears to be a periodicity in the distribution of the mineralized shoots that require additional drilling in order to make their location and geometry predictable. In the case of the Main Vein, the apparent spacing of the shoots may be dictated by conjugate shears, the plunge of which control shoot distribution.

Detailed metallurgical tests on the Main Vein quartz composite samples were conducted at Noranda's Hemlo Gold Mine as an attempt to ascertain any metallurgical problems which may be encountered. Surface samples were collected for testing by blasting at 13 sites in five trenches that expose the Main Vein periodically along a 300 meter strike length.

The metallurgical tests were completed on three composite samples: one composed of quartz vein material and the others composed of footwall and hanging material collected from the Main Vein trenches. Using low pH conditions and an 18 hour pre-aeration time, cyanide leaching was carried out on two size fractions of the quartz composites being 95% passing 400 mesh and 80% passing 200 mesh.

The results indicate that the material has good potential for treatment using a similar leach method to that presently used in the Hemlo Gold Camp. Recoveries for the quartz vein composite range from 92.9% for tests of 80% passing 200 mesh, to 98.1% for tests at 95% passing 400 mesh. Extraction in all cases was greater than 90% after 29 hours. Cyanide consumption was high in all cases probably reflecting the high base metal levels and low pH leaching conditions.

The footwall and hangingwall material were subjected to the same test parameters as the Main Vein quartz composite. Gold recovery was good, ranging from 89.4% for tests at 80% passing 200 mesh, to 97.8% for tests at 95% passing 400 mesh.

PROPERTY GEOLOGY AND MINERALIZATION

The KPM Property straddles an old volcanic greenstone belt and the contact with a younger felsic intrusion. Over 90% of the gold occurrences in the area are hosted by the lower mafic-ultramafic series and over 90% of the gold produced in the Lake of the Woods area has come from within 3.5 kilometres of the granotoid batholiths. The KPM Property is in an area overlapping the batholiths. The felsic intrusion is considered the source of the mineralizing fluids that formed several past producing gold mines and current gold prospects within the KPM Property boundary.

The results of the work conducted show several prospective mineralized areas including:

1. Mainland and Breccia Zones which is an extension of the Cedar Island Mine which has had a total of 114 diamond drill holes;
2.       Grano Zone which has had a total of 22 drill holes;
3.       McKinnon Reef Zone which has had a total of 4 drill holes;
4.       Old Ontario Occurrence which has had a total of 3 drill holes;
5.       No. 3 Vein Shaft which has had 1 drill hole; and
6.       Bullion Occurrence which has had 1 drill hole.

The portion of the KPM Property acquired by the Registrant from Machin, has had no significant work conducted on it, other than the work recently completed, as disclosed below. Higher grade intercepts on the Mainland and Breccia Vein are located along the boundary of this ground.

EXPLORATION POTENTIAL AND WORK PROGRAM

The KPM Property covers a prospective geological environment in which gold is associated with pyrite-bearing quartz veins hosted by major shear zones. Prior drilling has outlined two major vein structures; the Main Vein and Breccia Vein. The mineralization is open for expansion along strike and down plunge.

A 2,000 meter diamond drill program was recommended to delineate the extent of mineralization along the Main and Breccia Veins. Geological mapping and sampling are also recommended for the historical showings on the property acquired from Machin.

2003 DRILL RESULTS

The Registrant's 2003 diamond drill program, under the supervision of Philip J. Southam, P.Geo. and assistance of Kevin Leonard, a licensed (License #1346) geologist from the State of Washington, U.S.A., completed 11 holes totalling 3,205 meters. The two-fold purpose of this program was in-fill drilling of the Mainland zone and expanding the zone to depth and along strike. The results of the drilling are listed in Table 1 below. The Main Vein of the Mainland zone was consistently encountered in every hole at the target depth. The grades encountered are consistent with this style of vein system. Holes 10 and 11 represent a step-out to the east from the Mainland zone on to the Machin Property.

                         Table 1 - 2003 Drilling Results

  DRILL
  HOLE #      FROM (m)      TO (m)    WIDTH (m)     LD (g/t)           VEIN ID
--------      --------      ------    ---------     --------     --------------

  SL03-01          329       329.4          0.4         2.82     Hanging Wall 1
                351.05       353.1         2.05         0.59          Main Vein
                 362.6       364.5          1.9          1.8      Footwall Vein

  SL03-02          185       186.3          1.3         1.48     Hanging Wall 1
                   197         200            3         1.61          Main Vein

  SL03-03        227.8       229.5          1.7         1.66     Hanging Wall 3
                278.35         280         1.65         1.72          Main Vein
including       278.65      278.95          0.3         6.93          Main Vein
                   282       288.2          6.2        1.475      Footwall Vein

  SL03-04          302       303.5          1.5         3.42     Hanging Wall 1
                 314.6         316          1.4         3.67          Main Vein
                   317      318.85         1.85         2.22          Main Vein
                321.63      322.03          0.4         9.56          Main Vein
                 345.6         346          0.4         2.64      Footwall Vein

  SL03-05          280      283.54         3.54         2.25          Main Vein
including       282.84      283.54          0.7          6.2          Main Vein
                 304.5         307          2.5         2.58      Footwall Vein
including        306.2       306.6          0.4         6.21      Footwall Vein

  SL03-06          214       215.6          1.6         2.58       Breccia Vein
including          214       214.5          0.5         7.93       Breccia Vein
                   228       228.4          0.4         3.13     Hanging Wall 3
                   254       254.4          0.4         0.69     Hanging Wall 2
                273.15      273.55          0.4         0.36     Hanging Wall 1
                301.52         303         1.48          1.7          Main Vein
                337.15         338         0.85         0.58      Footwall Vein

  SL03-07        109.1       110.4          1.3         0.19     Hanging Wall 3
                   119       119.7          0.7          0.3     Hanging Wall 2
                 140.1       141.1            1         0.43     Hanging Wall 1
                148.55         150         1.45         0.34          Main Vein

  SL03-08        176.3      177.75         1.45         1.74       Breccia Vein
                   210       211.2          1.2         1.18     Hanging Wall 2
                 213.2       213.6          0.4         6.87     Hanging Wall 1
                218.14       220.6         2.46         3.45          Main Vein
                   224       225.4          1.4         0.78      Footwall Vein

  SL03-09        149.8       151.3          1.5         2.95       Breccia Vein
                 160.1       161.6          1.5         0.82     Hanging Wall 2
including        160.1       160.5          0.4         2.52     Hanging Wall 2
                 164.7       165.5          0.8         2.02     Hanging Wall 1
                 176.8       178.3          1.5          1.6          Main Vein
                 194.6       196.6            2         2.25      Footwall Vein

  SL03-10        128.4       129.6          1.2          0.9     Hanging Wall 2
                 143.6       145.2          1.6         3.61     Hanging Wall 1
including       144.55       145.2         0.65         6.44     Hanging Wall 1
                 148.2      149.55         1.35         5.65          Main Vein

  SL03-11        194.5      195.7           1.2         3.27          Main Vein

2004 DRILL RESULTS

The Registrant's 2004 diamond drill program conducted by Kevin Leonard completed 36 holes totalling 10,033 meters. The program was used to test extensions of the Cedar Island Mainland Zone at depth and along strike to the east in a previously unexplored portion of the 2 kilometer long shear zone. In addition, a significant component of the program involved testing the prospective 9 East Zone with an array of tightly-spaced drill crosses on 20 to 25 meter intervals to verify its existence and to test the horizontal and vertical continuity of the structure.

1) Definition Drilling - 9 East Zone (700 meters east of the historic Cedar Island Mine)

--------------------------------------------------------------------------------
                                                              Core         Gold
Hole No.                            From (m)      To (m)     Length (m)    (g/t)
--------------------------------------------------------------------------------
SL04 - 25 ................           40.05        40.90        0.85         5.64

--------------------------------------------------------------------------------
SL04 - 26 ................           55.0         65.70       10.70        22.51
Incl .....................           56.0         56.50        0.50       278.51
Incl .....................           57.0         57.50        0.50        93.81

--------------------------------------------------------------------------------
SL04 - 27 ................          100.50       102.68        2.18        23.19
Incl .....................          101.50       102.00        0.50        67.32

--------------------------------------------------------------------------------
SL04 - 28 ................          106.03       109.00        2.97         5.02
Incl .....................          106.79       107.6         0.81         8.61
Incl .....................          108.60       109.00        0.40        11.22

--------------------------------------------------------------------------------
SL04 - 29 ................          112.10       113.50        1.40        23.94
Incl .....................          112.60       113.00        0.40        81.15

--------------------------------------------------------------------------------
SL04 - 30 ................          136.89       139.19        2.30         4.75
Incl .....................          136.89       137.29        0.40        17.11

--------------------------------------------------------------------------------
SL04 - 32 ................          210.52       218.00        7.48         7.42
Incl .....................          210.52       213.00        2.48        17.40

--------------------------------------------------------------------------------
SL04-34 (8+90E) ..........          216.67       217.65        0.98         6.33
                                    230.90       233.27        2.37         2.83
Incl: ....................          230.90       231.60        0.70         6.13

--------------------------------------------------------------------------------
SL04 - 36 ................          247.60       249.70        2.10         3.63
Incl .....................          248.74       249.26        0.52         8.02

--------------------------------------------------------------------------------
SL04 - 38 ................          255.00       256.35        1.35        10.18
Incl .....................          255.00       255.75        0.75        16.06

--------------------------------------------------------------------------------
SL04 - 39 ................           79.40        81.60        2.20        19.75
Incl .....................           79.80        80.20        0.40        69.72

--------------------------------------------------------------------------------
SL04-40 (8+90E) ..........          300.94       303.80        2.86         3.05
Incl: ....................          300.94       302.52        1.52         3.67
Incl: ....................          303.40       303.80        0.40         6.78

--------------------------------------------------------------------------------
SL04 - 41 ................           82.20        84.50        2.30        16.95
Incl .....................           82.20        82.90        0.70        38.79

--------------------------------------------------------------------------------
SL04-42 (8+70E) ..........          104.60       106.1         1.50         8.90
Incl: ....................          105.10       105.70        0.60        21.61

--------------------------------------------------------------------------------
SL04-43 (8+50E) ..........          120.60       122.70        2.10        29.71
Incl: ....................          120.60       121.00        0.40        67.90
Incl: ....................          121.50       122.30        0.80        34.86

--------------------------------------------------------------------------------
SL04-44 (9+10E) ..........          104.12       106.09        1.97         9.66
Incl: ....................          105.12       105.57        0.45        13.98

--------------------------------------------------------------------------------
SL04-45 (8+30E) ..........          128.35       129.85        1.50        21.80
Incl: ....................          129.15       129.85        0.70        33.41

--------------------------------------------------------------------------------
SL04-46 (9+30E) ..........           75.85        77.60        1.75         3.53
Incl: ....................           77.00        77.60        0.60         4.62

--------------------------------------------------------------------------------
SL04-47 (9+50E) ..........           59.80        61.70        1.90         5.13
Incl: ....................           61.30        61.70        0.40        19.85

--------------------------------------------------------------------------------

2)       Deep Tier Drilling - Extension To Depth

--------------------------------------------------------------------------------
                                                              Core         Gold
Hole No.                         From (m)       To (m)     Length (m)      (g/t)
--------------------------------------------------------------------------------
SL04 - 12 .............           346.60        347.80        1.20          2.26
Incl ..................           346.60        347.20        0.60          3.68

--------------------------------------------------------------------------------
SL04 - 13 .............           433.00        434.40        1.40          1.20

--------------------------------------------------------------------------------
SL04 - 14 .............           410.26        411.71        1.40          3.94
Incl ..................           410.26        410.76        0.50          6.98

--------------------------------------------------------------------------------
SL04 - 15 .............           372.60        373.00        0.40          3.52

--------------------------------------------------------------------------------
SL04 - 16 .............           454.30        455.0         0.70          0.21

--------------------------------------------------------------------------------
SL04 - 17 .............           450.00        453.65        3.65          0.65
Incl ..................           450.00        451.00        1.00          1.12

--------------------------------------------------------------------------------
SL04 - 18 .............           392.70        393.30        0.60          0.34

--------------------------------------------------------------------------------
SL04 - 19 .............           344.60        347.00        2.40          0.91

--------------------------------------------------------------------------------
SL04 - 20 .............           471.40        472.30        0.90         10.89
Incl ..................           471.80        472.30        0.50         16.35

--------------------------------------------------------------------------------
SL04-21 ...............           461.35        461.91        0.57          3.77

--------------------------------------------------------------------------------
SL04-22 ...............           435.00        436.60        1.60          5.54
Incl ..................           435.40        435.80        0.40         18.95

--------------------------------------------------------------------------------
SL04-23 ...............           384.53        385.68        1.15          4.29
Incl ..................           384.98        385.68        0.70          6.94

--------------------------------------------------------------------------------
SL04-24 ...............           512.20        512.80        0.60         0.225

--------------------------------------------------------------------------------

3)       Eastern Extension

--------------------------------------------------------------------------------
                                                              Core         Gold
Hole No.                         From (m)       To (m)     Length (m)      (g/t)
--------------------------------------------------------------------------------
SL04-31 ...............           110.40        110.80         0.40         4.67

--------------------------------------------------------------------------------
SL04-33 ...............           140.90        141.30         0.40         1.25

--------------------------------------------------------------------------------
SL04-35 ...............           177.40        178.10         0.70         3.03

--------------------------------------------------------------------------------
SL04-37 ...............            89.20         90.50         1.30         0.38

--------------------------------------------------------------------------------

The Cedar Island Mainland Zone comprises the integral Main Vein together with a series of parallel, subordinate hangingwall and footwall quartz veins.

Gold mineralization is hosted within brecciated, sulphide-bearing smokey grey quartz veins controlled by discrete, well-defined and continuous shear zones that have undergone multiple episodes of deformation. The mineralization may be related to the late stage emplacement of the Canoe Lake Quartz Diorite Stock. The veins are interpreted to dip about 65 - 70 degrees to the southwest and strike approximately 320 degrees.

Detailed drilling of the 9 East Zone has resulted in the discovery of a number of high grade intersections that were not identified in previous widely spaced drill holes. Five holes from the current program returned values equal to or in excess of 38 g/t Au within the 9 East Zone. Several other prospective targets including the 6 East Zone, the Breccia Shoot and the Mikado, Cedar Island and Olympia vein structures require further detailed follow-up drilling.

The deep tier drill holes have returned encouraging results; extending the Cedar Island Mainland Zone an additional 150 meters to a vertical depth of 433 meters. The zone remains open in all directions.

Assaying was conducted on sawn NQ - sized half core sections by Acme Analytical and Accurassay Laboratories using conventional fire assay procedure. Standards and blanks are included in each sample batch submitted for analysis.

A minimum of 5% of the samples is for QA/QC, which include duplicates, standards and blanks. The program was carried out under the supervision of Kevin Leonard, Project Geologist, and qualified person under the definition of NI 43-101 (NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS).

The current drill program tested the 9 East Zone over a strike length of 120 meters at shallow depths and to a vertical depth of 250 meters. A total of seven holes have returned values equal to or in excess of 33.0 g/t Gold within the 9 East Zone. Definition drilling at 20 to 25 meter intervals has shown that previous drilling has underestimated the potential for higher grade gold mineralization in this area. Other higher grade shoots exist within the Cedar Island Mainland Zone and closer spaced drilling will be directed toward these targets.

The deep tier holes confirmed that the Cedar Island Mainland Zone extends to depth with several encouraging gold-bearing intersections as shown above in holes SL04-22 and 23.

The KPM Property covers a number of significant but relatively untested gold targets including extensive volcanic-intrusive contact that is spatially associated with the McKinnon Reef, Mikado, Granozone, Sirdar, Bullion No 1 and 2, Imperial Mine and Gold Coin targets. The southern portion of the property covers a 3 km long structural lineament that is spatially associated with the Old Ontario Vein occurrences and the past-producing Olympia Mine.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. THERE IS NO KNOWN BODY OF COMMERCIAL ORE ON THE KPM PROPERTY AND ANY PROPOSED PROGRAM WILL BE AN EXPLORATORY SEARCH FOR ORE. The Registrant cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Registrant will be able to develop such deposit on a commercially profitable basis, if at all.

                              ONTARIO LOCATION MAP
                              SHOAL LAKE PROPERTY

    (See Exhibit 14.1 to view a copy of the map that appears on this page.)

                                  KPM PROPERTY
                              GENERAL GEOLOGY MAP

    (See Exhibit 14.2 to view a copy of the map that appears on this page.)

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial conditions and results of operations of the Registrant for the year ended October 31, 2003, the year ended October 31, 2002 and the year ended October 31, 2001 should be read in conjunction with our financial statements and related notes included therein. The Registrant's financial statements presented in Canadian dollars have been prepared in accordance with Canadian GAAP. Under
Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned or sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred. As a result, net loss and net loss per share increase under U.S. GAAP to reflect the exploration expenses, when compared to Canadian GAAP. In addition, shareholder's equity and our total assets are decreased under U.S. GAAP because exploration costs related to our mineral properties are expensed as incurred. Note 13 of the October 31, 2003 financial statements sets forth the material differences between Canadian and U.S. GAAP.

THE REGISTRANT EXPLORES FOR MINERALS AND DOES NOT HAVE ANY PROPERTIES THAT ARE IN PRODUCTION. THE REGISTRANT HAS NO EARNINGS AND, THEREFORE, FINANCES THESE EXPLORATION ACTIVITIES BY THE SALE OF ITS EQUITY SECURITIES. The key determinants of its operating results are the following:

(a) the state of capital markets, which affects our ability to finance our exploration activities;
(b) the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and
(c)      market prices for gold and other precious metals and minerals.

A.       OPERATING RESULTS

FISCAL YEAR ENDED OCTOBER 31, 2002 VS. FISCAL 2001

The Registrant had no revenue in fiscal 2001 or 2002 and realized a net loss of $(97,825) for the twelve-month period ended October 31, 2002 compared to a net loss of $(48,613) in fiscal 2001. In fiscal 2001, the Registrant was essentially dormant while it waited for certain negotiations to come to fruition. In fiscal 2002, the Registrant ceased negotiations with regard to an industrial venture, conducted a change of business classification with the TSX Venture Exchange from industrial to resource company and entered the mineral exploration industry. This change resulted in an increase in legal and accounting fees from $9,616 in fiscal 2001 to $30,009 in fiscal 2002. Similarly, there was an increase in regulatory fees from $3,004 in fiscal 2001 to $15,311 in fiscal 2002 and in transfer agent fees from $4,151 in fiscal 2001 to $4,966 in fiscal 2002. As noted above, management fees ($30,000 in each year) included office rent, secretarial and basic accounting and were identical in both fiscal 2001 and fiscal 2002. An increase in bank charges from $263 to $351 and an increase in interest on debt from nil to $5,406, as well as the $10,000 financing fee, in fiscal 2002, can be attributed to the $175,000 financing completed on July 10, 2002.

FISCAL YEAR ENDED OCTOBER 31, 2003 VS. FISCAL 2002

The Registrant had no revenue and realized a loss for the year of $(524,418) for the twelve-month period ended October 31, 2003 compared to $(97,825) in the twelve-months ended October 31, 2002. The 2003 loss includes a write-off of mineral properties of $158,989 (BX Property). The main expenses were for management fees of $44,000 (2002 - $30,000) which was paid to companies owned 100% by directors of the Registrant. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $63,044 (2002 - $30,009) for legal and accounting, $15,866 (2002 -
$15,311) for regulatory fees and $6,811 (2002 - $4,966) for transfer agent fees. The large increase in legal and accounting fees was due to preparation of this Registration Statement which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are: (a) financing fees of $102,500 (2002 - $10,000) for private placements to raise money for property option expense and drilling programs on the KPM property; (b) investor relations of $78,260 (2002 - $Nil) as the Registrant has materials prepared for display and hand out at various investment forums across North America that directors travel to and (c) interest on debt of $24,748 (2002 - $5,406) which is related to interest on the promissory note and convertible debenture.

Under Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned or sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred. These exploration costs, net of mineral costs written off during the year, totalled $844,010 for fiscal 2003 as compared to $167,049 for fiscal 2002, a $676,961 increase from year to year. If these exploration costs were expensed under U.S. GAAP, net loss and net loss per share would increase to reflect the exploration expenses, when compared to Canadian GAAP. As a result, net loss under U.S. GAAP for fiscal 2003 would be $(1,368,428) (versus $(524,418) under Canadian GAAP), as compared to $(264,874) under U.S. GAAP for fiscal 2002 (versus $(97,825) under Canadian GAAP), representing an increase of $(1,011,059) from year to year under U.S. GAAP. Net loss per share under U.S. GAAP for fiscal 2003 would be $(0.17) (versus $(0.07) under Canadian GAAP), as compared to $(0.11) under U.S. GAAP for fiscal 2002 (versus $(0.04) under Canadian GAAP), representing an increase of $(0.06) from year to year under U.S. GAAP. The Registrant did not incur any exploration costs related to our mineral properties during fiscal 2001.

THREE MONTHS ENDED JANUARY 31, 2004 (UNAUDITED) VS. THREE MONTHS ENDED JANUARY 31, 2003 (UNAUDITED)

There is no revenue for the periods. The Registrant realized a loss of $(300,478) for the three-month period ended January 31, 2004 compared to $(22,974) in the three-months ended January 31, 2003. The main expenses were for management fees of $12,500 (2003 - $9,000) which were paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the three-month period include $30,013 (2003 - $3,250) for legal and accounting. The large increase for legal and accounting was due to the need to retain a new auditor (Staley, Okada & Partners) to audit fiscal 2003 as well as audit fiscals 2002 and 2001 in order to conform to new U.S.A. auditing standards. U.S. legal counsel was also retained. Other expenses for the three-month period include $12,253 (2003 - $3,170) for regulatory fees and $1,333 (2003 - $777) for transfer agent fees. Other categories of interest are: (a) investor relations of $51,810 (2003 - $Nil) as the Registrant had materials prepared for display in a booth and hand out at various investment forums across North America that directors travel to and (b) interest on debt of $12,704 (2003 - $3,125) which is related to interest on the promissory note and convertible debenture. A new large expenditure (not affecting cash) appearing in the Statements of Operations and Deficit is "Stock Based Compensation" of $160,000. The Registrant has chosen to implement the expensing of the cost of granting options to directors and officers that is expected to take effect shortly. The cost is designed to reflect, in part, the cost to the Registrant of obtaining and retaining directors.

Under Canadian GAAP, exploration and development costs related to our mineral properties are capitalized and are written-off if the properties are abandoned or sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to our mineral properties under exploration are expensed as incurred. These exploration costs totalled $363,079 for the first quarter of fiscal 2004 as compared to $47,744 for the prior year period, a $315,335 increase from year to year. If these exploration costs were expensed under U.S. GAAP, net loss and net loss per share would increase to reflect the exploration expenses, when compared to Canadian GAAP. As a result, net loss under U.S. GAAP for the first quarter of fiscal 2004 would be $(663,557) (versus $(300,478) under Canadian GAAP), as compared to $(70,718) under U.S. GAAP for the prior year period (versus $(22,974) under Canadian GAAP). Net loss per share under U.S. GAAP for the first quarter of fiscal 2004 would be $(0.06) (versus $(0.02) under Canadian GAAP), as compared to $(0.01) under U.S. GAAP for the prior year period (versus $(0.01) under Canadian GAAP).

B.       LIQUIDITY AND CAPITAL RESOURCES

The Registrant has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2001

In July/August 2000, current management took over the Registrant and arranged a private placement of $240,000. The proceeds were used to pay outstanding accounts payable.

In December 2000, new management of the Registrant  requested the resignation of
G. Ross McDonald, Chartered Accountant, of Vancouver, British Columbia and appointed MacKay & Partners, Chartered Accountants, of Surrey, British Columbia as interim auditors for the Registrant. There were no reportable events between the Registrant and G. Ross McDonald. A resolution for the change of auditor was presented to shareholders of the Registrant and approved at its annual general meeting held on April 12, 2001.

During fiscal 2001, the Registrant was essentially dormant. The Registrant had no operating business and no assets. In December 2000, the Registrant signed a letter of intent to purchase all of the issued and outstanding shares in the capital of a private British Columbia company. After many months of discussions, the Registrant was unable to obtain the necessary information with which to conclude negotiations and therefore decided in April 2002 to terminate any further discussions with the private company. The Registrant then immediately began a search for a viable project.

FISCAL 2002

At the beginning of fiscal 2002, the Registrant was essentially inactive. It had cash of $1,778. During the year, it obtained two loans totalling $175,000, of which one for $50,000 was repaid from the proceeds of a private placement of $200,000. The Registrant obtained a mineral property for $10,000 and spent $152,049 exploring it. The loss for the year was $(97,825).

On December 28, 2001, trading in the Registrant's common shares was halted pending receipt and review of acceptable documentation regarding the change of business and/or reverse take-over pursuant to applicable policies of the Canadian Venture Exchange (now the TSX Venture Exchange) based on the Registrant's agreement to purchase all of the issued and outstanding shares in the capital of a private British Columbia company (see "Fiscal 2001") (the "COB").

In the first part of fiscal 2002, the Registrant had no operating business and no assets. The Registrant was classified in the industrial industry; however, during the fiscal year the Registrant received disinterested shareholder approval to a change of business to natural resources.

In May 2002, the Registrant entered into an option agreement to explore and develop some mineral claims located in the Liard Mining Division of British Columbia with another public company. The property was expanded to cover 10,320 hectares during the course of the fiscal 2002 work program. The Registrant was the operator of the project and was required to make cash payments of $100,000 (of which $10,000 was paid in fiscal 2002), issue 450,000 common shares (of which 50,000 common shares were issued in fiscal 2002), and incur exploration expenditures of $1,100,000 (of which $150,000 was expended in fiscal 2003) to earn a 50% interest.

As part of the COB, on July 10, 2002, the Registrant issued two promissory notes in the aggregate amount of $175,000 to finance the BX Property located in the Liard Mining Division, British Columbia (the "Loans"). The Loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demanded payment by notice in writing if the Registrant had not commenced trading on the TSX Venture Exchange (the "Exchange") on or before September 30, 2002 or (b) the date which was two years from the date the Loans were advanced. In consideration for providing the Loans, the Registrant agreed to issue to the lenders the maximum number of shares allowable by the Exchange pursuant to its policies, the number of which shall have a market value of not more than 20% of the amount of the Loans. Market value was determined based on the closing price of the Registrant's shares on the Exchange on the 10th trading day after the resumption of trading of the Registrant's shares on the Exchange. Resumption of trading took place on August 26, 2002; therefore the number of shares to be issued was determined on September 9, 2002. Based on the $0.10 closing price of the Registrant's shares on September 9, 2002, one of the lenders ($50,000) received 100,000 shares of the Registrant. The $50,000 note was repaid in cash, including interest of $1,194, on October 22, 2002.

On September 10, 2002, the Registrant entered into a debt settlement agreement with Bullock Consulting Ltd. ("BCL"), a private company owned as to 100% by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Registrant, to settle debt in the amount of $66,875. A total of 668,750 shares of the Registrant were issued to BCL at a deemed price of $0.10 per share to settle such debt. The shares were subject to a hold period expiring on February 8, 2003.

On October 16, 2002, the second note, for $125,000, was converted into a Series "A" convertible debenture (the "Debenture"), with a 1,250,000 detachable share purchase warrant (the "Warrant") with an exercise price of $0.10 per share until July 23, 2004. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. The lender also has the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into common shares of the Registrant at a conversion rate equal to the market price (as defined by the policies of the Exchange) of the Registrant's shares at the time of conversion. At October 31, 2002, 1,250,000 of these warrants remained outstanding.

On October 18, 2002, the Registrant entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 34 patented claims and one mineral claim 60 kilometers west of Kenora, Ontario. Consideration consists of $35,000 to the assignor (paid subsequent to the year end), $225,000 before February 14, 2003 (paid by the Registrant), $250,000 before August 27, 2003 (paid by the Registrant), $250,000 on August 27, 2004, $250,000 on August 27, 2005 and $2,000,000 before August 27, 2006. In addition, there is a royalty payable of between 1 and 2%. A finder's fee is payable with respect to the option agreement as follows: 7.5% of the first $300,000 consideration ($19,500 paid subsequent to the year end), 5% on the next $700,000, 2.5% on the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000. To date, a total of $32,500 has been paid by the Registrant to the finder based on consideration paid in the amount of $500,000.

During the year ended October 31, 2002, in connection with private placements, the Registrant received gross proceeds of $200,000 and issued a total of 2,000,000 common shares. Of these, 1,150,000 common shares were issued for $115,000 of flow-through funds. The Registrant also issued 2,000,000 warrants for the purchase of up to 2,000,000 common shares at $0.10 per common share until October 7, 2004. The Registrant paid a finder's fee of $16,692. At October 31, 2002, 2,000,000 of these warrants remained outstanding.

The amount of cash and cash equivalents on hand at the end of October 31, 2002 was $68,123 (2001 - $1,778). The amount due to related party of $50,309 in the year ended October 31, 2001 was due to Bullock Consulting Ltd., a private company owned by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Registrant, which had been paying the ongoing expenses of the Registrant for over 1 1/2 years and includes management fees for 2 years.

At October 31, 2002, the Registrant had working capital of $44,797 (2001 - ($67,605) and 2000 - ($18,992)). The continuation of the Registrant is dependent upon its ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of its securities. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, it may not be able to do so in the future. Because of this uncertainty, there is doubt about the ability of the Registrant to continue as a going concern. The financial statements do not include the adjustments that would be necessary should the Registrant be unable to continue as a going concern.

FISCAL 2003

At the beginning of the fiscal year, the Registrant had cash of $68,123. It raised $350,000 by issuing a promissory note and a further $995,250 through the issuance of share capital. During the year, it acquired a new mineral property. Acquisition costs were $552,500 and $439,499 was spent exploring the property.

In November, 2002, the Registrant closed a private placement consisting of 320,000 units at CDN$0.11 per unit with Richard W. Hughes, a director of the Registrant, each unit consisting of one (1) common share and one (1) non-transferable share purchase warrant, for gross proceeds of CDN$35,200. The proceeds were added to working capital. Mr. Hughes became a director of the Registrant on December 19, 2002.

In February 2003, the Registrant closed a private placement consisting of 1,625,000 flow-through units at $0.20 per unit and 1,750,000 units at $0.20 per unit, for total consideration of $675,000. Each flow-through unit consists of one (1) flow-through common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional non-flow-through common share of the Registrant at a price of $0.25 per share on or before February 28, 2005. Each non-flow-through unit consists of one (1) common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional common share of the Registrant at a price of $0.25 per on or before February 28, 2005. The flow-through proceeds ($325,000) were used for KPM Property acquisition costs and the non-flow-through proceeds are being used for diamond drilling on the KPM Property to attempt to extend the Mainland and Breccia Zones, coupled with in-fill drilling to try to clearly define a resource as a result of the previous drilling and for general corporate purposes ($350,000). The Registrant paid a cash finder's fee of $54,784.

In May 2003, the Registrant closed a private placement consisting of 535,715 units at $0.28 per unit, for total consideration of $150,000. Each unit consists of one (1) common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional common share of the Registrant at a price of $0.32 per on or before May 29, 2005. The proceeds were used for additional drilling on the KPM Property and for general corporate purposes. The Registrant paid a cash finder's fee of $12,840.

On July 10, 2003, the Registrant issued a promissory note in the amount of $350,000 to continue the Registrant's current drilling program on its KPM Property located in the Kenora, Ontario area and for working capital (the "Loan"). The Loan bears interest at the rate of 10% per annum, and is payable on the earlier of (a) the date the lender demands payment by notice in writing or
(b) the date which is one year from the date the Loan were advanced. In consideration for providing the Loan, the Registrant issued to the lender a total of 311,111 shares at a deemed price of $0.225 per share, being the maximum number of shares allowable by the TSX Venture Exchange pursuant to its policies. The Registrant paid a cash finder's fee of $32,500.

In September 2003, the Registrant closed a private placement consisting of 250,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Registrant for a period of two years at a price of $0.40 per share. The Registrant paid a cash finder's fee of $8,000. The proceeds of the financing were used for general corporate purposes.

EFFECTS OF U.S. GAAP

Under Canadian GAAP, exploration costs related to our mineral properties are capitalized and are written off if the properties are abandoned or sold or if management decides not to pursue the properties. The capitalized costs are shown as an asset "Mineral properties" on our balance sheet. Under U.S. GAAP, exploration costs related to our mineral properties are expensed as incurred, which decreases our deficit and total assets by a like amount. These capitalized exploration costs totalled $1,011,059 for fiscal 2003 as compared to $167,049 for fiscal 2002, which resulted in a total deficit under U.S. GAAP for fiscal 2003 of $(4,823,670) (versus $(3,812,611) under Canadian GAAP), as compared to a total deficit of $ (3,584,007) under U.S. GAAP for the prior year period (versus $(3,416,958) under Canadian GAAP), and resulted in total assets under U.S. GAAP for fiscal 2003 of $102,811 (versus $1,113,870 under Canadian GAAP), as compared to total assets of $80,852 under U.S. GAAP for the prior year period (versus $247,901 under Canadian GAAP).

STOCK BASED COMPENSATION PLAN

Effective November 1, 2002, the Registrant adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Registrant has elected to value stock-based compensation granted to employees using the intrinsic value method, whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

JANUARY 31, 2004 (UNAUDITED)

On December 22, 2003, the Registrant closed a private placement consisting of 4,400,000 units, of which 3,100,000 units are flow-through units at a price of $0.35 per unit with a share purchase warrant exercisable into one common share of the Registrant at a price of $0.35 per share on or before December 22, 2005 and 1,300,000 units are non-flow-through units at a price of $0.30 per unit with a share purchase warrant exercisable into one common share of the Registrant at a price of $0.30 per share on or before December 22, 2005. The Registrant paid a cash finder's fees of $132,150. The proceeds ($1,085,000) from the flow-through financing were used for a 10,033 metre diamond drill program on the KPM Property. The proceeds ($390,000) from the non-flow financing are being used for general corporate purposes.

The current corporate plan envisions expenditures of approximately $2,000,000 in property payments and exploration over the near term. Plans for obtaining the funds include:

a.       Private placements; and
b.       Exercise of warrants

In the opinion of management, the Registrant's working capital as at January 31, 2004 of $403,454 (unaudited) is sufficient for approximately six months, by which time the Registrant intends to complete a financing to conduct further exploration/diamond drilling on the KPM Property in the summer/fall of 2004 and the winter of 2004/2005. This proposed financing will include funds for general corporate purposes. Failure to obtain additional financing on a timely basis will cause the Registrant to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations. See Item 3.D., "Risk Factors - Uncertainty of Obtaining Additional Funding Requirements."

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Registrant is a mineral exploration company and is not involved in any research, development, patenting or licensing activities.

D.       TREND INFORMATION

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond the Registrant's control, including expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis. The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

RUPERT L. BULLOCK, B.Comm (age 63) has been the President and a Director of the Registrant since July 31, 2000 and Chief Financial Officer since August 9, 2002. Mr. Bullock is the sole shareholder of Bullock Consulting Ltd. ("BCL"), a private company providing consulting services to the securities industry for the past 15 years and has provided expert evidence in Canadian courts on several occasions. BCL was incorporated in British Columbia in August 1988. From 2000 - 2002, Mr. Bullock was the Vice-President, Finance for National Challenge Systems Inc. ("NCS"), a public company trading on the Toronto Stock Exchange. From 1996
- 1998, Mr. Bullock was the President and Chief Operating Officer of NCS. From 1986 - 1989, Mr. Bullock was a Partner with the Peat Marwick Consulting Group in Vancouver, British Columbia where he consulted on securities related matters (i.e. finance, market activity, fraud). Mr. Bullock is the former British Columbia Superintendent of Brokers Insurance and Real Estate (1980 - 1986) and is a retired Royal Canadian Mounted Police officer (1960 - 1980) involved in investigating and prosecuting stock market offences. Mr. Bullock was also the President and a Director of Golden Chalice Resources Inc. (from 1999 to February
2004), a public company trading on the TSX Venture Exchange and a reporting issuer in British Columbia and Alberta.

LYNN W. EVOY (age 64) has been a Director of the Registrant since July 31, 2000 and Chief Executive Officer since April 30, 2003. Mr. Evoy has been involved with many companies on various stock exchanges, serving as president, director and secretary since 1980. He is a pilot and was a Captain for Canadian Airlines, flying over 33 years until his retirement in 1999. Mr. Evoy was also a director of Golden Chalice Resources Inc. (from 1999 to February 2004).

PHILIP J. SOUTHAM, Geologist (age 38) has been a Director of the Registrant since May 28, 2002. Mr. Southam is a Professional Geologist. He has served as the Project Geologist and land administration for Hastings Management Corp., a company providing administrative and professional services to public and private companies, primarily in the mineral exploration industry, since May 1993. Mr. Southam holds an undergraduate degree from Brandon University and is a registered Professional Geologist in British Columbia. Mr. Southam has worked since 1987 as a geologist, primarily in Canada. From 1987-1992, he was employed by Homestake Canada, now Barrick Gold Corp. Mr. Southam was also a Director of Golden Chalice Resources Inc. (from 1999 to February 2004).

RICHARD W. HUGHES (age 69) has been a Director of the Registrant since December 19, 2002. Mr. Hughes is the President and owner of Hastings Management Corp. since 1982, a company providing administrative and professional services to public and private companies primarily in the mineral exploration industry. In addition, Mr. Hughes is currently involved with the following companies that are reporting companies in British Columbia and Alberta:

-----------------------------    ----------------------     --------------------
Name of Company                  Position                   Term of Service
-----------------------------    ----------------------     --------------------
Abitibi Mining Corp.             President and Director     Jun/83 to present
Golden Goliath Resources Ltd.    Director                   June 1998 to present
Kalahari Resources Inc.          Director                   Feb/1994 to present
Klondike Gold Corp.              President and Director     Aug/1985 to present
Alamos Gold Corp.                Director                   Mar/2000 to present
Radiant Resources Inc.           Director                   Aug/1997 to present
Neodym Technologies Inc.         Director                   Feb/1987 to present
Sedex Mining Corp.               President and Director     Nov/1980 to present
STS Power Pedal Corp. (name      Director                   Oct/1988 to present
changed to Mark-Can
Investments Corp.)
Golden Chalice Resources Inc.    President and Director     Feb/2004 to present
-----------------------------    ----------------------     --------------------

Mr. Hughes is widely recognized as one of the discoverers of the Hemlo gold mines in Ontario and was involved in the discovery of the Balmoral Mine in Quebec. He was also instrumental in discovering and launching the production of the Sleeping Giant Mine (owned jointly by Aurizon Mines and Cambior), as well as the Beaufor Mine, owned by Aurizon.

BEVERLY J. BULLOCK (age 55) was re-appointed Corporate Secretary of the Registrant on September 24, 2003. Mrs. Bullock was a director and Corporate Secretary of the Registrant from 2000 until December 19, 2002. Mrs. Bullock is the sole shareholder of Vanwest Administrative Services Ltd. ("VAS"), a private company providing administrative consulting services to the securities industry since 1991. VAS was incorporated in British Columbia in August 1990. Prior to 1991, Mrs. Bullock was a legal assistant with a Vancouver securities law firm for 10 years. Mrs. Bullock was Corporate Secretary of Golden Chalice Resources Inc (from 1999 to February 2004) and Corporate Secretary of National Challenge Systems Inc. (since 1995), a public company trading on the Toronto Stock Exchange.

RONDA ROSS-LOVE (age 58) has been the Assistant Secretary of the Registrant since October 9, 2002. Ms. Ross-Love has been employed by Hastings Management Corp. from 1989 to present. Ms. Ross-Love has been an executive assistant to directors of mining exploration companies since 1980. Ms. Ross-Love was also Assistant-Secretary of Golden Chalice Resources Inc. (from January 2000 to February 2004)).

Other than Philip J. Southam, none of the directors and officers of the Registrant have technical credentials in mineral exploration. Mr. Southam has made on-site examinations of the KPM Property, researched historical data, examined the drill cores, plotted drill holes, engaged various contractors, supervised staff and assessed assay results. Mr. Southam advises the Board on technical matters and recommends the future course of exploration. During the past year, the officers have spent approximately 1/3 of their time on affairs of the Registrant.

There are no family relationships between any of the directors and senior management other than Rupert L. Bullock and Beverly J. Bullock are husband and wife.

B.       COMPENSATION

The Registrant does not compensate its directors or senior management for their services as directors or senior management. Directors and senior management are entitled to reimbursements for reasonable travel and other out-of-pocket expenses incurred in connection with corporate matters pertaining to the Registrant. The Board of Directors may award special remuneration to any director or senior management undertaking any special services on behalf of the Registrant other than services ordinarily required of a director or senior management. Other than indicated below, no director or senior management received any compensation for his/her services as a director or senior management, including committee participation and/or special assignments.

The Registrant grants stock options to directors, and senior management and consultants - see "Options to Purchase Securities from Registrant".

The following table sets forth details of the compensation paid during the Registrant's fiscal year ended October 31, 2003 to directors and senior management:

                                                                         Long-Term Compensation
                                                                 ------------------------------------
                                    Annual Compensation                   Awards              Payouts
                              --------------------------------   -------------------------    -------
                                                                               Restricted
                                                                 Securities      Shares
                                                     Other          Under          or
                                                     Annual       Options/     Restricted
                                                    Compen-         SARs         Share        LTIP
Name and Principal            Salary     Bonus       sation        Granted       Units       Payouts     All Other
Position              Year     ($)        ($)         ($)            (#)          ($)          ($)      Compensation
------------------    ----    -------    -----    ------------   ----------    ----------    -------    ------------
Rupert L. Bullock     2003    Nil (1)     Nil      Nil (1)         62,000         Nil         Nil           Nil
(President)
------------------    ----    -------    -----    ------------   ----------    ----------    -------    ------------

NOTES:

(1) Rupert L. Bullock was appointed as President of the Company on July 31, 2000. Bullock Consulting Ltd. ("BCL"), a private British Columbia company owned as to 100% by Mr. Bullock was entitled to receive a management fee of $2,500 per month (plus GST). These amounts were accrued to August 31, 2002. On October 7, 2002, a total of 668,750 common shares of the Company were issued to BCL in full settlement of outstanding debt in the amount of $66,875 owed to BCL under the management agreement. The management agreement with BCL terminated on December 31, 2002. A new management agreement was entered into with BCL effective January 1, 2004 wherein BCL receives $2,000 (plus GST) per month.

HASTINGS MANAGEMENT CORP.

On January 1, 2003, the Registrant entered into a management agreement with Hastings Management Corp. ("HMC"), a company owned by Richard W. Hughes, a director of the Registrant, to provide management services in return for the payment of $4,000 per month (plus GST) and reimbursement of administrative costs and financial services incurred by HMC on behalf of the Registrant. This monthly amount was reduced to $3,500 effective September 1, 2003. This agreement was terminated on December 31, 2003 and as at December 31, 2003, HMC received a total of $46,000.

BULLOCK CONSULTING LTD.

The Registrant has a management agreement with Bullock Consulting Ltd. ("BCL") dated January 1, 2004, a company owned by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Registrant, which obligates BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,000 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Registrant.

No amounts have been set aside or accrued by the Registrant during fiscal 2003 to provide for pension, retirement or similar benefits for directors or senior management of the Registrant pursuant to any plan provided for or contributed to by the Registrant. Except as discussed in "Options to Purchase Securities From Registrant", the Registrant has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Registrant's directors and senior management.

As of the date of this Registration Statement, the Registrant has no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with the Registrant, from a change in control of the Registrant or a change in such officer's responsibilities following a change in control.

C.       BOARD PRACTICES

The Registrant's Board of Directors consists of four members. The directors are elected and the officers are re-appointed at the annual general meeting of shareholders. Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at the Registrant's annual meeting of shareholders and entitled to vote at such election. Each director holds office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the board of directors. The last annual and special meeting was held on April 8, 2004, and the terms of office of each of our current directors and officers will expire at our next annual general meeting, which, under British Columbia law, is to be held within 13 months of April 8, 2004.

The members of our audit committee include Rupert L. Bullock, Lynn W. Evoy and Philip J. Southam. The audit committee reviews and approves the scope of the audit procedures employed by the Registrant's independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and the Registrant's accounting and reporting principles, policies and practices, as well as its accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

The Registrant does not currently have a remuneration or compensation committee.

As of the date of this Registration Statement, the Registrant does not have any contract with any director of the Registrant that provides for benefits upon termination of employment.

D.       EMPLOYEES

The Registrant has no employees. When required, the Registrant has retained geological and other consultants.

E.       SHARE OWNERSHIP

At May 13, 2004, directors and senior management of the Registrant beneficially owned directly or indirectly or exercised control or discretion over common shares of the Registrant as follows:

                                                                     % OF SHARES
       NAME                          POSITION          SHARES        OUTSTANDING
       ----                          --------          ------        -----------

Rupert L. Bullock        President, Chief Financial    959,679 (1)       6.42%
                         Officer & Director
Lynn W. Evoy             Chief Executive Officer &     360,929 (2)       2.41%
                         Director
Philip J. Southam        Director                          Nil            Nil
Richard W. Hughes        Director                      295,000 (3)       1.97%
Beverly J. Bullock       Corporate Secretary               Nil            Nil
Ronda Ross-Love          Assistant Secretary           108,000           0.72%

(1) Of these shares, a total of 758,250 shares are held by Bullock Consulting Ltd., a private company owned as to 100% by Rupert L. Bullock;
(2) Of these shares, a total of 335,929 shares are held by Jo-Ann Evoy, wife of Lynn W. Evoy;
(3) Of these shares, a total of 100,000 shares are held by Hastings Management Corp., a private company owned as to 100% by Richard W. Hughes.

OPTIONS TO PURCHASE SECURITIES OF THE REGISTRANT

In order to attract and retain highly qualified personnel, the Registrant provides incentives in the form of stock options to certain of its directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange Inc. (the "Exchange") and its Board of Directors. The Registrant has a stock option plan (the "Plan") that was approved by its shareholders at its last annual general meeting held on April 8, 2004. The Plan is administered by the Registrant's Board of Directors.

The prevailing incentive stock option policy of the Exchange applicable to the Registrant provides that stock options may be exercisable for a period of not more than five years from the date of grant, must be non-assignable, and must have an exercise price not lower than the last closing price of the Registrant's common shares on the Exchange preceding the date of the grant less the applicable discount. The aggregate number of shares reserved for issuance must not exceed 10% of the Registrant's issued and outstanding shares, with the aggregate number of shares reserved to any one person not to exceed 5% of the outstanding shares. Shareholder approval must be obtained for amendment(s) of options granted to insiders.

On October 31, 2002, stock options to purchase 340,000 common shares from the Registrant were granted to the following directors and officers.

Name of Optionee        Number of Options       Exercise Price     Expiry Date
----------------        -----------------       --------------     -----------
Rupert L. Bullock    Options to acquire up to        $0.10       October 8, 2004
                       85,000 common shares
Lynn W. Evoy         Options to acquire up to        $0.10       October 8, 2004
                       85,000 common shares
Philip J. Southam    Options to acquire up to        $0.10       October 8, 2004
                       85,000 common shares
Ronda Ross-Love      Options to acquire up to        $0.10       October 8, 2004
                       85,000 common shares

On December 18, 2002, stock options to purchase 170,000 common shares from the Registrant were granted to the following directors and officers:

Name of Optionee        Number of Options       Exercise Price     Expiry Date
----------------        -----------------       --------------     -----------
Richard Hughes       Options to acquire up to      $0.19 (1)   December 18, 2007
                       85,000 common shares
Stephen Pearce       Options to acquire up to      $0.19 (1)   December 18, 2007
                       85,000 common shares

1) On February 7, 2003, the exercise price of these options was increased to $0.23 to avoid tax consequences.

On March 3, 2003, stock options to purchase 372,000 common shares from the Registrant were granted to the following directors and officers:

Name of Optionee        Number of Options       Exercise Price     Expiry Date
----------------        -----------------       --------------     -----------
Rupert L. Bullock    Options to acquire up to        $0.25        March 2, 2008
                       62,000 common shares
Lynn W. Evoy         Options to acquire up to        $0.25        March 2, 2008
                       62,000 common shares
Philip J. Southam    Options to acquire up to        $0.25        March 2, 2008
                       62,000 common shares
Richard W. Hughes    Options to acquire up to        $0.25        March 2, 2008
                       62,000 common shares
Stephen Pearce       Options to acquire up to        $0.25        March 2, 2008
                       62,000 common shares
Ronda Ross-Love      Options to acquire up to        $0.25        March 2, 2008
                       62,000 common shares

On June 16, 2003, stock options to purchase 50,000 common shares from the Registrant were granted to the following consultant:

Name of Optionee        Number of Options       Exercise Price     Expiry Date
----------------        -----------------       --------------     -----------
Kevin Leonard        Options to acquire up to        $0.30        June 16, 2008
Project Geologist      50,000 common shares

On January 6, 2004, stock options to purchase 500,000 common shares from the Registrant were granted to the following directors and officers:

Name of Optionee        Number of Options       Exercise Price     Expiry Date
----------------        -----------------       --------------     -----------
Rupert L. Bullock    Options to acquire up to        $0.56       January 5, 2009
                       70,000 common shares
Lynn W. Evoy         Options to acquire up to        $0.56       January 5, 2009
                      140,000 common shares
Philip J. Southam    Options to acquire up to        $0.56       January 5, 2009
                       70,000 common shares
Richard W. Hughes    Options to acquire up to        $0.56       January 5, 2009
                       70,000 common shares
Beverly J. Bullock   Options to acquire up to        $0.56       January 5, 2009
                       50,000 common shares
Ronda Ross-Love      Options to acquire up to        $0.56       January 5, 2009
                       50,000 common shares
Kevin Leonard        Options to acquire up to        $0.56       January 5, 2009
                       50,000 common shares

No options have been exercised to date by the Registrant's current directors and officers.

NOTE: Stephen Pearce resigned as Corporate Secretary on September 24, 2003. Mr. Pearce exercised his options on October 22, 2003

SHARE PURCHASE WARRANTS

At May 31, 2004, warrants in connection with private placement financings were outstanding to purchase up to 7,730,715 common shares, as to 915,000 at $0.10 per share until July 23, 2004, 1,875,000 at $0.10 per share until October 7, 2004, 320,000 at $0.14 per share until November 14, 2004, 3,375,000 at $0.25 per share until February 28, 2005, 515,715 at $0.32 per share until May 29, 2005, 250,000 at $0.40 per share until September 30, 2005, 1,300,000 at $0.30 per share until December 22, 2005 and 3,100,000 at $0.35 per share until December 22, 2005.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The Registrant is not owned or controlled, director or indirectly, by another corporation or by any foreign government or by any other natural or legal person(s).

As of May 13, 2004, the only persons or company holding record ownership of common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Registrant were:

        NAME                     NUMBER OF SHARES                 PERCENTAGE
        ----                     ----------------                 ----------
CDS & Co.                          9,971,370 (1)                     66.79%
Munday Home Sales Ltd.               971,111 (2)                       6.5%


     (1) CDS & Co. is a depository enterprise. It is the Registrant's understanding that CDS & Co. hold the specified common shares as shareholders of record in a nominal, fiduciary, trustee or similar capacity. Accordingly, the names of the beneficial owners are not available to the Registrant unless the shareholders voluntarily elect to contact the Registrant or request disclosure of his, her or its identity. The Registrant is unaware of the identities of the beneficial owners of these common shares;
     (2) Munday Home Sales Ltd. is a private company owned as to 100% by Maxwell Munday of Burnaby, British Columbia, Canada.

As of May 13, 2004, to the knowledge of the Registrant the only persons or company who beneficially owned directly or indirectly or exercised control or discretion over common shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Registrant were:

        NAME                     NUMBER OF SHARES                 PERCENTAGE
        ----                     ----------------                 ----------

Tri-Pol Energy Corporation (1)     1,485,000 (1)                       9.94%
Maxwell Munday                     1,271,111 (2)                       8.51%
Rupert L. Bullock                    890,179 (3)                       5.96%

     (1) The beneficial owner of Tri-Pol Energy Corp. is Star Builders Partnership Ltd. of Eugene, Oregon, which is beneficially owned by the Veld 1993 Trust of Roratonga, Cook Islands. Neither the Trustee of the Veld 1993 Trust nor any of the beneficiaries of the Trust are insiders, affiliates or associates of the Registrant nor are they affiliated with any of the management of the Registrant;
     (2) Of these shares, a total of 971,111 shares are held by Munday Home Sales Ltd. (as disclosed above), a private company owned as to 100% by Maxwell Munday;
     (3) Of these shares, a total of 758,250 shares are held by Bullock Consulting Ltd., a private company owned as to 100% by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Registrant.

The information as to shares beneficially owned, not being with the knowledge of the Registrant, has been furnished by the respective individuals. The Registrant's major shareholders do not have different voting rights. There are no arrangements known to the Registrant which may at a subsequent date result in a change of control of the Registrant.

There were 14,927,227 (unaudited) common shares issued and outstanding at May 13, 2004. Based on the records of the Registrant's transfer agent, Pacific Corporate Trust Company, 10th floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8, to the best of the Registrant's knowledge, there were at May 13, 2004, of record, 95 Canadian shareholders, 22 U.S. shareholders and 18 international shareholders, representing 14,597,293, 210,246 and 119,655 common shares respectively, being 97.79%, 1.41% and 0.80% respectively of the Registrant's common shares then outstanding.

B.       RELATED PARTY TRANSACTIONS

Except as set forth below, none of the following persons had or is to have any material interest, direct or indirect, in any transaction or loan during the last three fiscal years, or during the period between October 31, 2003 and the date of this Registration Statement, or any presently proposed transaction to which we were or are to be a party:

1.       an  enterprise  that  directly  or  indirectly   through  one  or  more
         intermediaries, control or are controlled by, or are controlled by, or are under common control with, us;

2. associates (an unconsolidated enterprise in which we have a significant influence or which has a significant influence over us);

3. individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over us (i.e. 10% shareholders), and

4. key management personnel (persons having authority and responsibility for planning, directing and controlling our activities, including our directors and senior management and close members of such individuals' families); and

5. an enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by a person described in (3) or (4) above or over which such a person is able to exercise significant influence.

CONVERTIBLE DEBENTURE

On July 10, 2002, the Registrant issued a promissory note in the amount of $125,000 to Tri-Pol Energy Corporation ("Tri-Pol") for cash proceeds to provide the Registrant with working capital. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Registrant on exercise of the Warrant may be exercised at any time until the close of business on July 23, 2004 at a price of $0.10 per share. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. Tri-Pol also has the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Registrant at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Registrant's shares at the time of conversion. As at May 13, 2004, Tri-Pol has received 335,000 common shares on the partial exercise of the Warrant.

DEBT SETTLEMENT

On September 10, 2002, in order to improve the Registrant's working capital, the Registrant entered into a shares for debt agreement with Bullock Consulting Ltd., a company owned as to 100% by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Company, to settle debt in the amount of $66,875. A total of 668,750 shares of the Company were issued to BCL at a deemed price of $0.10 per share to settle such debt. The shares for debt agreement was approved by the TSX Venture Exchange on October 7, 2003.

PRIVATE PLACEMENTS

In September 2002, Richard W. Hughes and Stephen Pearce, a director and officer of the Registrant respectively, entered into private placement subscription agreements where Mr. Hughes agreed to purchase a total of 150,000 units and Stephen Pearce agreed to purchase a total of 200,000 units of the Registrant at a purchase price of $0.10 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles Messrs. Hughes and Pearce to purchase a further common share at a price of $0.10 per share on or before October 7, 2004. The private placement was approved by the TSX Venture Exchange on October 7, 2002. Mr. Pearce resigned as Corporate Secretary of the Registrant on September 24, 2003.

In September 2002, Maxwell Munday and Munday Home Sales Ltd. ("MHS"), a company owned as to 100% by Mr. Munday entered into subscription agreements wherein Mr. Munday and MHS agreed to purchase a total of 200,000 units and 150,000 units respectively of the Registrant at a purchase price of

$0.10 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles Mr. Munday and MHS to purchase a further common share at a price of $0.10 per share on or before October 7, 2004. The private placement was approved by the TSX Venture Exchange on October 7, 2002.

In November 2002, Richard W. Hughes entered into a private placement subscription agreement whereby Mr. Hughes agreed to purchase a total of 320,000 units of the Registrant at a purchase price of $0.11 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles Mr. Hughes to purchase a further common share at a price of $0.14 per share on or before November 14, 2004. The private placement was approved by the TSX Venture Exchange on November 13, 2002.

In January 2003, Tri-Pol and Maxwell Munday, among other investors, entered into a private placement subscription agreement whereby Tri-Pol agreed to purchase a total of 1,000,000 units of the Registrant and Mr. Munday agreed to purchase 400,000 units of the Registrant at a purchase price of $0.20 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles Tri-Pol and Mr. Munday to purchase a further common share at a price of $0.25 per share on or before February 28, 2005. The private placement was approved by the TSX Venture Exchange on February 20, 2003.

In December 2003 (unaudited), MHS, among other investors, entered into a private placement flow-through subscription agreement whereby MHS agreed to purchase a total of 660,000 units of the Registrant at a purchase price of $0.35 per unit. Each flow-through unit consists of one flow-through common share and a two-year non-transferable share purchase warrant. Each warrant entitles MHS to purchase a further common share at a price of $0.35 per share on or before December 22, 2005. The private placement was approved by the TSX Venture Exchange on December 18, 2003.

In December 2003 (unaudited), Tri-Pol and Maxwell Munday, among other investors, entered into a private placement subscription agreement whereby Tri-Pol agreed to purchase a total of 50,000 units of the Registrant and Mr. Munday agreed to purchase 160,000 units of the Registrant at a purchase price of $0.30 per unit. Each unit consists of one common share and a two-year non-transferable share purchase warrant. Each warrant entitles Tri-Pol and Mr. Munday to purchase a further common share at a price of $0.30 per share on or before December 18, 2005. The private placement was approved by the TSX Venture Exchange on December 18, 2003.

LOAN AND BONUS

In July 2003, the Registrant issued a promissory note to MHS in the amount of $350,000 to continue the Registrant's current drilling program on its KPM Property located in the Kenora, Ontario area and for working capital (the "Loan"). The Loan bears interest at the rate of 10% per annum, and is payable on the earlier of (a) the date MHS demands payment by notice in writing or (b) the date which is one year from the date the Loan were advanced. In consideration for providing the Loan, the Registrant issued to MHS a total of 311,111 shares at a deemed price of $0.225 per share, being the maximum number of shares allowable by the TSX Venture Exchange pursuant to its policies.

ASSIGNMENT AGREEMENT

On October 18, 2002, the Registrant entered into an assignment agreement with Richard W. Hughes for the assignment of an option agreement to acquire 34 patented claims and 1 mineral claim located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake. Richard Hughes entered into an option agreement with Kenora
Prospectors & Miners, Limited and Machin Mines Ltd. and has assigned his interest in the agreement to the Registrant. Consideration consists of $25,000
(paid), $225,000 on or before February 14, 2003 (paid by the Registrant), $250,000 on August 27, 2003 (paid by the Registrant), $250,000 on August 27, 2004, $250,000 on August 27, 2005 and $2,000,000 on August 27, 2006. In
addition, there is a royalty payable of between 1 and 2% depending on the price of gold. The TSX Venture Exchange approved the assignment agreement on November 5, 2002.

MANAGEMENT AGREEMENTS

HASTINGS MANAGEMENT CORP.

On January 1, 2003, the Registrant entered into a management agreement with Hastings Management Corp. ("HMC"), a company owned by Richard W. Hughes, a Director of the Registrant, to provide management services to the Registrant in return for the payment of $4,000 per month (plus GST) and reimbursement of administrative costs and financial services incurred by HMC on behalf of the Registrant. This monthly amount was reduced to $3,500 effective September 1, 2003. This agreement was terminated on December 31, 2003.

BULLOCK CONSULTING LTD.

A previous management agreement with Bullock Consulting Ltd. ("BCL"), a private company owned by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Registrant, was terminated on December 31, 2002, when the Registrant entered into its management agreement with Hastings Management Corp. However, the Board of Directors of the Registrant determined that it would be in the best interests of the Registrant to resume the management services of BCL and therefore entered into a new management agreement with BCL dated January 1, 2004, which is currently in effect. This agreement obligates BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,000 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Registrant.

CONSULTING AGREEMENT

On November 1, 2003, the Registrant entered into a consulting agreement with Kevin Leonard where Mr. Leonard, acting as Project Geologist, will render the following services to the Registrant for $6,000 per month:

(a) aid in the negotiation, conclusion and approval of the acquisition of additional resource properties;
(b)      administer and supervise compliance with the properties' title;
(c) gather historical research and conducting data analysis in respect to the properties;
(d) from the historical data and from the work conducted, prepare exploration programmes and budgets for consideration by the Board of Directors of the Registrant;
(e) supervise and administer the financial requirements of the properties' maintenance and exploration;
(f)      supervise all contract work and subcontract work;
(g)      maintain local administrative facilities and maintain field facilities;

(h) communicate with various government authorities and preparing and filing the required documentation on behalf of the Registrant in order to ensure compliance with all applicable laws.

INDEBTEDNESS TO REGISTRANT OF DIRECTORS AND SENIOR MANAGEMENT

No directors or senior management of the Registrant are indebted to the Registrant or have been indebted to the Registrant at any time during the last three fiscal years or between the year ended October 31, 2003 and the date of this Registration Statement.

C.       INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8   FINANCIAL INFORMATION

A.       CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS FILED AS PART OF THE REGISTRATION STATEMENT:

The Registrant's audited financial statements and unaudited financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles. In this Registration
Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.

This Registration Statement contains the audited financial statements for the Registrant for the fiscal years ended October 31, 2003, October 31, 2002 and October 31, 2001 reported on by Staley, Okada & Partners, Chartered Accountants, as follows:

         Auditor's Report
         Statements of Operations and Deficit
         Balance Sheets
         Statements of Mineral Property Expenditures
         Statements of Cash Flows
         Notes to the Financial Statements

This Registration Statement also contains the unaudited financial statements for the Registrant for the three-month period ended January 31, 2004 (unaudited), as follows:

         Interim Statement of Operations and Deficit
         Interim Balance Sheets
         Interim Statements of Mineral Property Expenditures
         Interim Statements of Cash Flows
         Notes to the Interim Financial Statements

LEGAL OR ARBITRATION PROCEEDINGS

As of the date hereof, the Registrant is not party to any active or pending legal proceedings initiated by it and, to the best of its knowledge, the Registrant is not subject to any active or pending legal proceedings or claims against it or any of its properties. However, from time to time, the Registrant may become subject to claims and litigation generally associated with any business venture. In addition, the operations of the Registrant are subject to risks of accident and injury, possible violations of environmental and other regulations, and claims associated with the risks of exploration operations in foreign areas some of which cannot be covered by insurance or other risk reduction strategies. Since the Registrant is a Canadian corporation and the officers, directors and certain of the persons involved with the Registrant as professional advisors are resident in Canada, it may be difficult to effect service within the United States upon such persons or to realize on any judgment by a court of the United States which is predicated on civil liabilities under the 1933 Act. The Registrant's Canadian counsel have advised that there is doubt as to the enforceability in Canada, either in original actions or through enforcement of United States judgments, of liabilities predicated solely upon violations of the 1933 Act or the rules and regulations promulgated thereunder.

DIVIDEND DISTRIBUTION POLICY

The Registrant has not paid any cash dividends on its common stock and has no present intention of paying any dividends. The current policy of the Registrant is to retain earnings, if any, for use in operations and in the development of its business. The future dividend policy of the Registrant will be determined from time to time by the Board of Directors.

B.       SIGNIFICANT CHANGES

PRIVATE PLACEMENTS

On November 14, 2002, the Registrant closed a private placement with Richard W. Hughes consisting of 320,000 units at $0.11 per unit, for gross proceeds of $35,200 (each unit consisting of one common share and one share purchase warrant entitling Mr. Hughes to purchase one additional common share at a price of $0.14 per share on or before November 14, 2004). The private placement was accepted for filing by the TSX Venture Exchange on November 13, 2002. There was no finder's fee paid in connection with this private placement. At closing of this private placement, Mr. Hughes became an insider of the Registrant by virtue of holding, at that time, in excess of 10% of the Registrant's issued capital.

On February 28, 2003, the Registrant closed a private placement consisting of 1,625,000 flow-through units at $0.20 per unit and 1,750,000 units at $0.20 per unit, for gross proceeds of $675,000. Each flow-through unit consists of one flow-through common share and one share purchase warrant entitling the holder thereof to purchase one additional non-flow-through common share of the Registrant at a price of $0.25 per share on or before February 28, 2005. Each non-flow-through unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.25 per share on or before February 28, 2005. The private placement was accepted for filing by the TSX Venture Exchange on February 20, 2003. A cash finder's fee of $54,784 was paid to Research Capital Corp. ("Research") of Vancouver, British Columbia. The proceeds of the financing were used for diamond drilling on the KPM Property and for general corporate purposes.

On May 29, 2003, the Registrant closed a private placement consisting of 535,715 units at $0.28 per unit, for gross proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.32 per share on or before May 29, 2005. The private placement was accepted for filing by the TSX Venture Exchange on May 26, 2003. A cash finder's fee of $12,840 was paid to Research. The proceeds of the financing were used for diamond drilling on the KPM Property and for general corporate purposes.

On July 4, 2003, the Registrant negotiated a loan in the amount of $350,000 (the "Loan") with Munday Home Sales Ltd. ("MHS"), a private company owned by Maxwell Munday of Burnaby, British Columbia. MHS owns 6.5% and Mr. Mundy owns 2% of the Registrant's capital stock. The Registrant entered into the Loan transaction on terms that the Registrant believes are as favorable to the Registrant as it could have obtained from an unrelated party through arm's length negotiation. MHS is arm's length to the Registrant. The Registrant will pay interest to MHS on the principal amount advanced under the Loan from the date of disbursement at the rate of 10% per annum, calculated and compounded monthly in arrears. In consideration for providing the Loan, the Registrant issued a total of 311,111 common shares to MHS at a deemed price of $0.225 per share. The Registrant paid a cash finder's fee of $32,500 to Research. The proceeds from the Loan were used for diamond drilling on the KPM Property and for general corporate purposes.

On September 30, 2003, the Registrant closed a private placement consisting of 250,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Registrant at a price of $0.40 per share on or before September 30, 2005. The private placement was accepted for filing by the TSX Venture Exchange on September 26, 2003. The Registrant paid a cash finder's fee of $8,000 to Research. The proceeds of the financing were used for general corporate purposes.

On December 22, 2003, the Registrant closed a private placement consisting of 3,100,000 flow-through units at $0.35 per unit and 1,300,000 non-flow-through units at $0.30 per unit, for gross proceeds of $1,475,000. Each flow-through unit consists of one flow-through common share and one share purchase warrant entitling the holder thereof to purchase one additional non-flow-through common share of the Registrant at a price of $0.35 per share on or before December 22, 2005. Each non-flow-through unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.30 per share on or before December 22, 2005. The private placement was accepted for filing by the TSX Venture Exchange on December 18, 2003. A cash finder's fee of $113,250 was paid to Research Capital Corp. of Vancouver, British Columbia and a cash finder's fee of $18,900 was paid to Bolder Investment Partners of Vancouver, British Columbia. The proceeds of the financing were used for diamond drilling on the KPM Property and for general corporate purposes.

CHANGE IN DIRECTORS/OFFICERS

On December 19, 2002, Beverly J. Bullock resigned as a Director and Corporate Secretary of the Registrant when Richard W. Hughes was appointed a Director and Stephen Pearce was appointed Corporate Secretary of the Registrant. Mr. Pearce resigned as Corporate Secretary of the Registrant on September 24, 2003. Beverly
J. Bullock was appointed Corporate Secretary on September 24, 2003.

ITEM 9   THE OFFER AND LISTING

A.       PRICE HISTORY

The Registrant's shares have traded on the TSX Venture Exchange or its predecessors the Vancouver Stock Exchange and the Canadian Venture Exchange (which was formed by the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 26, 1999 and which changed its name to the TSX Venture Exchange on May 1, 2002) since April 29, 1987. The following table sets forth the price history of the Registrant's common shares for the period indicated, as reported by the TSX Venture Exchange. These figures reflect inter-dealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

     CALENDAR YEAR                  HIGH                LOW
     -------------                  ----                ---
         1999                      $0.05               $0.02
         2000                      $0.70               $0.02
         2001                      $0.60               $0.35
         2002                      $0.25               $0.08
         2003                      $0.55               $0.22

In December 2000, the shares of the Registrant were halted. Resumption of trading did not take place until August 26, 2002.

     FISCAL YEAR - 2002              HIGH                 LOW
     ------------------              ----                 ---
       1st Quarter                 No trades           No trades
       2nd Quarter                 No trades           No trades
       3rd Quarter                   $0.15               $0.08
       4th Quarter                   $0.25               $0.10


     FISCAL YEAR - 2003              HIGH                 LOW
     ------------------              ----                 ---
       1st Quarter                 $0.25                 $0.13
       2nd Quarter                 $0.45                 $0.22
       3rd Quarter                 $0.405                $0.25
       4th Quarter                 $0.55                 $0.32


     FISCAL YEAR - 2004              HIGH                 LOW
     ------------------              ----                 ---
       1st Quarter                 $0.28                 $0.63
       2nd Quarter                 $0.25                 $0.57


The following is a summary of trading, on a monthly basis, of the shares of the Registrant on the TSX Venture Exchange in Canada during the past six months:

MONTH AND YEAR              HIGH (CDN $)      LOW (CDN $)        VOLUME
--------------              ------------      -----------        ------
December 2003                 $0.55             $0.34            200,832
January 2004                  $0.63             $0.40            181,932
February 2004                 $0.57             $0.41             75,966
March 2004                    $0.50             $0.35             73,836
April 2004                    $0.50             $0.25             99,784
May 2004                      $0.30             $0.25            342,078

The closing price of the Registrant's common shares on June 2, 2004 was $0.25. The Registrant has no established trading market in the United States.

TYPE AND CLASS OF SECURITIES

The Registrant's class of common shares, without par value, is being registered pursuant to this Registration Statement. The Registrant is authorized to issue up to 100,000,000 common shares.

TRANSFERABILITY

There are no  restrictions on the  transferability  of the  Registrant's  common shares. The transfer of its common shares is managed by its transfer agent, Pacific Corporate Trust Company. 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8 (Telephone: (604) 689-9853; Facsimile: (604) 689-8144).

B.       MARKETS

The  Registrant's  common  shares  trade  on  the  TSX  Venture  Exchange.   The
Registrant's symbol for its common shares is "AGX" and its CUSIP number is 02264P101.

ITEM 10  ADDITIONAL INFORMATION

A.       SHARE CAPITAL

The Registrant's share capital consists of 100,000,000 common shares without par value. The Registrant's issued capital as of the date of this Registration Statement is 14,927,227 fully paid common shares without par value.

The following table reflects the Registrant's share capital for the last three fiscal years and the subsequent interim period with a description of such issuances:


------------------- -------------------- ------------------------------------- --------------------
DATE OF ISSUANCE    NUMBER OF COMMON     DESCRIPTION OF ISSUANCE OF              TOTAL NUMBER OF
                    SHARES ISSUED        COMMON SHARES                           SHARES OUTSTANDING
------------------- -------------------- ------------------------------------- --------------------
Quarter Ended       (no shares issued    Not Applicable                           2,309,651
October 31, 2000    during the quarter)
------------------- -------------------- ------------------------------------- --------------------
Quarter Ended       (no shares issued    Not Applicable                           2,309,651
January 31, 2001    during the quarter)
------------------- -------------------- ------------------------------------- --------------------
Quarter Ended       (no shares issued    Not Applicable                           2,309,651
April 30, 2001      during the quarter)
------------------- -------------------- ------------------------------------- --------------------
Quarter Ended       (no shares issued    Not Applicable                           2,309,651
July 31, 2001       during the quarter)
------------------- -------------------- ------------------------------------- --------------------
Year ended          (no shares issued    Not Applicable                           2,309,651
October 31, 2001    during the quarter)
------------------- -------------------- ------------------------------------- --------------------
Quarter Ended       (no shares issued    Not Applicable                           2,309,651
January 31, 2002    during the quarter)
------------------- -------------------- ------------------------------------- --------------------
Quarter Ended       (no shares issued    Not Applicable                           2,309,651
April 30, 2002      during the quarter)
------------------- -------------------- ------------------------------------- --------------------
Quarter Ended       (no shares issued    Not Applicable                           2,309,651
July 31, 2002       during the quarter)
------------------- -------------------- ------------------------------------- --------------------


                                    Page 51


Quarter Ended       2,818,750            o  50,000   shares   pursuant   to  a    5,128,401
October 31, 2002                            mining   option   agreement  at  a
                                            deemed price of $0.10/share
                                         o  100,000 shares  pursuant to a loan
                                            transaction  at a deemed  price of
                                            $0.10/share
                                         o  2,000,000  shares  pursuant  to  a
                                            private  placement  at a price  of
                                            $0.10/share
                                         o  668,750 shares  pursuant to a debt
                                            settlement    transaction   at   a
                                            deemed price of $0.10/share
------------------- -------------------- ----------------------------------------------------------
Quarter Ended       320,000              o  pursuant  to a  private  placement    5,448,401
January 31, 2002                            at a price of $0.11/share
------------------- -------------------- ----------------------------------------------------------
Quarter Ended       3,375,000            o  pursuant  to a  private  placement    8,823,401
April 30, 2003                              at a price of $0.20/share
------------------- -------------------- ----------------------------------------------------------
Quarter Ended       846,826              o  535,715   shares   pursuant  to  a    9,670,227
July 31, 2003                               private  placement  at a price  of
                                            $0.11/share
                                         o  311,111 shares  pursuant to a loan
                                            transaction  at a deemed  price of
                                            $0.225/share
------------------- -------------------- ----------------------------------------------------------
Quarter Ended       397,000              o  250,000   shares   pursuant  to  a    10,067,227
October 31, 2003                            private  placement  at a price  of
                                            $0.40/share
                                         o  85,000  shares   pursuant  to  the
                                            exercise  of  stock  options  at a
                                            price of $0.23/share
                                         o  62,000  shares   pursuant  to  the
                                            exercise  of  stock  options  at a
                                            price of $0.25/share
------------------- -------------------- ----------------------------------------------------------
Quarter Ended       4,500,000            o  3,100,000  shares  pursuant  to  a    14,567,227
January 31, 2004                            private  placement  at a price  of
(unaudited)                                 $0.35/share
                                         o  1,300,000  shares  pursuant  to  a
                                            private  placement  at a price  of
                                            $0.30/share
                                         o  100,000  shares  pursuant  to  the
                                            exercise    of   share    purchase
                                            warrants at a price of $0.10/share
------------------- -------------------- ----------------------------------------------------------
Quarter Ended       360,000              o  pursuant to the  exercise of share    14,927,227
April 30, 2004                              purchase  warrants  at a price  of
(unaudited)                                 $0.10/share
------------------- -------------------- ----------------------------------------------------------

As of May 31, 2004, the Registrant does not hold any of its own common shares directly or indirectly.

The only potential obligation to increase the Registrant's issued capital is a result of the following options, share purchase warrants and convertible debenture outstanding as of May 31, 2004 (unaudited):

                                    OPTIONS:

  NAME OF OPTIONEE     NUMBER OF OPTIONS     EXERCISE PRICE       EXPIRY DATE
  ----------------     -----------------     --------------       -----------
 Rupert L. Bullock           85,000               $0.10         October 8, 2007
                             62,000               $0.25          March 2, 2008
                             70,000               $0.56         January 5, 2009

 Lynn W. Evoy                85,000               $0.10         October 8, 2007
                             62,000               $0.25          March 2, 2008
                            140,000               $0.56         January 5, 2009

 Philip J. Southam           85,000               $0.10         October 8, 2007
                             62,000               $0.25          March 2, 2008
                             70,000               $0.56         January 5, 2009

 Ronda Ross-Love             85,000               $0.10         October 8, 2007
                             62,000               $0.25          March 2, 2008
                             50,000               $0.56         January 5, 2009

 Richard W. Hughes           85,000               $0.23        December 18, 2007
                             62,000               $0.25          March 2, 2008
                             70,000               $0.56         January 5, 2009

 Beverly J. Bullock          50,000               $0.56         January 5, 2009

 Kevin Leonard               50,000               $0.30          June 16, 2008
                             50,000               $0.56         January 5, 2009

                                    WARRANTS:
NUMBER OF WARRANTS              EXERCISE PRICE                EXPIRY DATE
------------------              --------------                -----------
      915,000                        $0.10                   July 23, 2004
     1,875,000                       $0.10                  October 7, 2004
      320,000                        $0.14                 November 14, 2004
     3,375,000                       $0.25                 February 28, 2005
      535,715                        $0.32                   May 29, 2005
      250,000                        $0.40                September 30, 2005
     1,300,000                       $0.30                 December 22, 2005
     3,100,000                       $0.35                 December 22, 2005

                             CONVERTIBLE DEBENTURES:

On July 10, 2002, the Registrant issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Registrant at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Registrant on exercise of the Warrant may be exercised at any time until the close of business on July 23, 2004 at a price of $0.10 per share. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. The lender also has the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Registrant at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Registrant's shares at the time of conversion. As at May 31, 2004, a total of 335,000 common shares were issued to Tri-Pol on the partial exercise of the Warrant.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

The Registrant's Articles and the British Columbia BUSINESS CORPORATIONS ACT ("BCBCA") provide among other things as follows:

DISCLOSURE OF INTEREST OF DIRECTORS

A director or "senior officer"(1) who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Registrant or who holds any office or possesses any property,

----------
(1)      "senior officer" means:

(a) the chair and any vice chair of the Board of Directors, if that chair or vice chair performs the functions of the office on a full time basis;

(b)      the president of the Registrant;

(c) any vice president in charge of a principal business unit of the Registrant, including sales, finance or production; and

(d) any officer of the Registrant, whether or not the officer is also a director of the Registrant, who performs a policy making function in respect of the Registrant and who has the ability to influence the direction of the Registrant.

right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with his duty or interest as a director or senior officer shall declare the nature and extent of the conflict in accordance with the provisions of the BCBCA.

A director or senior officer shall not vote in respect of any such contract or transaction with the Registrant in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the BCBCA, the foregoing prohibitions shall not apply to:

         (i) any such contract or transaction relating to a loan to the Registrant, which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

         (ii)     any contract or  transaction  made or to be made with,  or for
                  the  benefit  of  a  holding   corporation   or  a  subsidiary
                  corporation of which a director is a director;

         (iii) any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Registrant or a subsidiary of the Registrant, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also directly or indirectly interested in the contract, arrangement or transaction;

         (iv)     determining the remuneration of the directors;

         (v)      purchasing  and  maintaining   insurance  to  cover  directors
                  against liability incurred by them as directors; or

         (vi)     the indemnification of any director by the Registrant.

These exceptions may from time to time be suspended or amended to any extent approved by the Registrant in general meeting and permitted by the BCBCA, either generally or in respect of any particular contract or transaction or for any particular period.

A director may hold any office or place of profit with the Registrant (other than the office of auditor of the Registrant) in conjunction with his office of director for such period and on such terms (as to remuneration or otherwise) as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the Registrant either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the BCBCA, no contract or transaction entered into by or on behalf of the Registrant in which a director is in any way interested shall be liable to be voided by reason thereof.

Subject to compliance with the provisions of the BCBCA, a director or his firm may act in a professional capacity for the Registrant (except as auditor of the Registrant) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

A director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or form in which the Registrant may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the BCBCA, such director shall not be accountable to the Registrant for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Registrant in general meeting otherwise directs.

RIGHTS, PREFERENCE AND RESTRICTIONS

Common Shares

All of the Registrant's authorized common shares, once issued, rank equally as to dividends, voting powers and participation in assets. On a show of hands, each holder of common shares who is present in person is entitled to one vote, and on a poll each holder of common shares is entitled to one vote for each common share held of record, on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefore. The Registrant's Articles do not provide for cumulative voting or for the election or reelection of directors at staggered intervals.

Upon liquidation, dissolution or winding up of the Registrant, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the purchase of common shares by the Registrant (so long as there are no reasonable grounds for believing that the Registrant is, or as a result of the purchase would become, insolvent) other than the requirement for the Registrant to make the offer to purchase shares rateably from every shareholder who holds shares of the class or series being acquired, unless:

(a) the purchase is made through a securities exchange or a quotation and trade reporting system;

(b)      the shares are being purchased from a dissenting shareholder;

(c) the shares are being purchased from an employee or former employee of the Registrant or an affiliate of the Registrant or, in the case of shares beneficially owned by an employee or former employee of the Registrant or an affiliate of the Registrant, from the registered owner of the shares;

(d) in respect of a specific share purchase, the Registrant is, for that purchase, relieved of its obligations to do so by a "special separate resolution" (as defined in the BCBCA) of the shareholders holding shares of the class or series of shares from which the shares are to be purchased;

(e) there are reasonable grounds for believing that the purchase price is for not more than the fair market value of those shares; or

(f) the purchase is made pursuant to an order of the court or an arrangement conducted according to the provisions of the BCBCA.

There are no restrictions on the redemption of common shares by the Registrant (so long as there are no reasonable grounds for believing that the Registrant is, or as a result of the redemption would become, insolvent) other than the requirement for the Registrant to make the offer to redeem shares rateably from every shareholder who holds shares of the class or series being redeemed.

CHANGES TO REGISTRANT'S COMMON SHARES

Provisions as to the modification, amendment or variation of the rights attaching to the common shares are contained in the BCBCA. The BCBCA requires approval by a special resolution (i.e. approved at general meeting by at least three-quarters of the votes cast at a meeting of the Registrant's shareholders, of which notice has been duly given, or a resolution consented to in writing by each of our shareholders) of the Registrant's shareholders in order to effect any of the following changes:

(a)      create one or more classes of shares or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Registrant is authorized to issue out of any class or series of shares;

(c) establish a maximum number of shares that the Registrant is authorized to issue out of any class or series of shares for which no maximum is established;

(d) subdivide all or any of its unissued, or fully paid issued, shares with par value into shares of smaller par value;

(e) subdivide all or any of its unissued, or fully paid issued, shares without par value;

(f) consolidate all or any of its unissued, or fully paid issued, shares with par value into shares of larger par value;

(g) consolidate all or any of its unissued, or fully paid issued, shares without par value;

(h) if the Registrant is authorized to issue shares of a class of shares with par value, subject to the requirements of the BCBCA, to decrease the par value of those shares or increase the par value if none of the shares of that class are allotted or issued;

(i) eliminate any class or series of shares if none of the shares of that class or series of shares are allotted or issued;

(j) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value;

(k) change all or any of its unissued shares without par value into shares with par value;

(l)      alter the identifying name of any class or series of shares; or

(m) otherwise alter its share structure when required or permitted to do so by the BCBCA.

Currently, the Registrant's authorized capital consists of 100,000,000 shares without par value.

ANNUAL GENERAL MEETINGS AND EXTRAORDINARY GENERAL MEETINGS

Annual general meetings (each, an "AGM") must be held on a date determined by reference to the Registrant's "annual reference date", as defined in the BCBCA. After the Registrant's first annual reference date, an AGM must be held at least once in each calendar year and not more than 15 months after the annual reference date for the preceding calendar year. If the Registrant fails to hold an AGM when required to do so or if it is unpracticable for any reason for the Registrant to call or conduct an AGM in the required manner, the Supreme Court of British Columbia may, on the application of the Registrant, a director or any of the Registrant's shareholders, order that a meeting of the shareholders be called, held and conducted in the manner the court considers appropriate. Under the BCBCA, the Registrant must give its shareholders and directors written notice of an AGM not less than 21 days and not more than two months before the AGM is to be held, which notice must meet the requirements of the BCBCA.

The Registrant's directors may, whenever they think fit, convene a general meeting. A general meeting may also be requisitioned by one or more or the Registrant's shareholders so long as such shareholders own, on the date the requisition is received by the Registrant, at least 1/20 of the issued shares of the Registrant. After receiving such requisition, the Registrant's directors must immediately give notice of the general meeting to our shareholders and directors, which must be held within 4 months after the date on which the Registrant receives the requisition.

All the Registrant's shareholders entitled to attend and vote at an AGM or a general meeting will be admitted to the meeting.

RIGHTS TO OWN SECURITIES

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

There are no limitations under the laws of Canada, the Province of British Columbia, or in our Memorandum or Articles with respect to the right of non-resident or foreign owners to hold and/or vote our common shares, except as provided for in the INVESTMENT CANADA ACT (the "Act") as amended. The Act requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. For the purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one-third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisition of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

Pursuant to the WORLD TRADE ORGANIZATION AGREEMENT IMPLEMENTATION ACT, the Act was amended to provide that the value of the business acquisition threshold (the "Threshold") above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act. For 2003, the Threshold was determined to be $223,000,000.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

a) engages in production of uranium and owns an interest in a producing uranium property in Canada;
b)       provides financial services;
c)       provides transportation services;
d)       is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investments prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

CHANGE IN CONTROL

There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in control of the Registrant, or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND US CORPORATE LAW

The threshold of share ownership percentage requiring disclosure of ownership in the home jurisdiction of British Columbia is 10% which is higher than in the U.S., where U.S. securities law prescribes a 5% threshold for ownership disclosure.

OWNERSHIP THRESHOLD

There are no provisions in our Articles governing the threshold above which shareholder ownership must be disclosed.

CHANGES IN THE CAPITAL OF THE REGISTRANT

There are no conditions imposed by our Articles which are more stringent than those required by the BCBCA with respect to changes in the capital of the Registrant.

C.       MATERIAL CONTRACTS

The following are summaries of all material contracts entered into by the Registrant for the past two years:

a) Mining Option Agreement dated May 30, 2002 between the Registrant and Goldrea Resources Corp. (TSX Venture Exchange Trading Symbol: GOR) of White Rock, British Columbia for the Registrant to explore and develop certain mineral claims located in the Liard Mining Division, 48 kilometres southwest of Bob Quinn Lake, British Columbia in consideration for cash payments totalling $100,000, issuance of 450,000 shares and incurring exploration expenditures of $1.1 million over a 5 year period. (the "BX Property");
b) Amending Agreement dated August 27, 2002 between the Registrant and Goldrea wherein the parties agreed to expand the boundary line;
c) Flow-Through Subscription Agreements dated September 2002 between the Registrant and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 1,150,000 flow-through units at $0.10 per unit. Each flow-through common unit consists of one flow-through common share and one share purchase warrant entitling the purchasers to purchase one additional non-flow-through common share of the Registrant at a price of $0.10 per share on or before October 7, 2004;
d) Non-Flow Subscription Agreements dated September 2002 including various purchasers and Richard W. Hughes. Pursuant to these agreements, the purchasers purchased a total of 850,000 units at $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchasers to purchase one additional common share of the Registrant at a price of $0.10 per share on or before October 7, 2004;
e) Debt Settlement Agreement dated September 10, 2002 between the Registrant and Bullock Consulting Ltd., a private company owned as to 100% by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Registrant, wherein BCL agreed to settle outstanding debt in the amount of $66,875 by the issuance of a total of 668,750 common shares of the Registrant;
f) Director Stock Option Agreement dated October 9, 2002 between the Registrant and Rupert L. Bullock. Pursuant to this Agreement, Mr. Bullock was granted an option to purchase 85,000 common shares of the Registrant at a price of $0.10 per share, expiring on October 8, 2007;
g) Director Stock Option Agreement dated October 9, 2002 between the Registrant and Lynn W. Evoy. Pursuant to this Agreement, Mr. Evoy was granted an option to purchase 85,000 common shares of the Registrant at a price of $0.10 per share, expiring on October 8, 2007;
h) Director Stock Option Agreement dated October 9, 2002 between the Registrant and Philip J. Southam. Pursuant to this Agreement, Mr. Southam was granted an option to purchase 85,000 common shares of the Registrant at a price of $0.10 per share, expiring on October 8, 2007;

i)       Officer  Stock  Option  Agreement  dated  October 9, 2002  between  the
         Registrant and Ronda Ross-Love. Pursuant to this Agreement, Ms. Ross-Love was granted an option to purchase 85,000 common shares of the Registrant at a price of $0.10 per share, expiring on October 8, 2007;
j) Convertible Debenture dated October 16, 2002 for Tri-Pol Energy Corporation. The Convertible Debenture is convertible into common shares of the Registrant at a price of $0.10 per share. Interest on the Convertible Debenture is payable semi-annually at a rate of 10% per annum calculated monthly. Tri-Pol also has the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Registrant at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Registrant's shares at the time of conversion;
k) Letter of Intent dated October 18, 2002 between the Registrant and Richard W. Hughes for the assignment of an option agreement to acquire certain claims located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake in consideration for $25,000 (paid) (the "KPM Property");
l) Subscription Agreement dated November 6, 2002 between the Registrant and Richard W. Hughes. Pursuant to this Agreement, Mr. Hughes agreed to purchase 320,000 units at $0.11 per unit. Each unit consists of one common share and one share purchase warrant entitling Mr. Hughes to purchase one additional common share of the Registrant at a price of $0.14 per share on or before November 14, 2004;
m) Director Stock Option Agreement dated December 19, 2002, as amended on February 7, 2003, between the Registrant and Richard W. Hughes. Pursuant to this Agreement, Mr. Hughes was granted an option to purchase 85,000 common shares of the Registrant at a price of $0.23 per share, expiring on December 18, 2007;
n) Officer Stock Option Agreement dated December 19, 2002, as amended on February 7, 2003, between the Registrant and Stephen Pearce. Pursuant to this Agreement, Mr. Pearce was granted an option to purchase 85,000 common shares of the Registrant at a price of $0.23 per share, expiring on December 18, 2007;
o) Flow-Through Subscription Agreements dated January/February 2003 between the Registrant and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 1,625,000 flow-through units at $0.20 per unit. Each flow-through common unit consists of one flow-through common share and one share purchase warrant entitling the purchasers to purchase one additional non-flow-through common share of the Registrant at a price of $0.25 per share on or before February 28, 2005;
p) Non-Flow Subscription Agreements dated January/February 2003 between the Registrant and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 1,750,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchasers to purchase one additional common share of the Registrant at a price of $0.25 per share on or before February 28, 2005;
q) Management Agreement dated January 1, 2003 between the Registrant and Hastings Management Corp. a company owned by Richard W. Hughes, a director of the Registrant, to provide management services to the Registrant in consideration for $4,000 per month (plus GST);
r) Mining Option Agreement dated January 31, 2003 between the Registrant and Kenora Prospectors & Miners, Limited pertaining to the KPM Property in consideration for $125,000 on or before December 25, 2002 (extended to February 14, 2003) (paid by the Registrant), $125,000 on August 27, 2003 (paid by the Registrant), $125,000 on August 27, 2004, $125,000 on
         August 27, 2005 and $1,000,000 on August 27, 2006;

s) Mining Option Agreement dated January 31, 2003 between the Registrant and Machin Mines Ltd. pertaining to the KPM Property in consideration for $100,000 on or before December 25, 2002 (extended to February 14,
         2003) (paid by the Registrant), $125,000 on August 27, 2003 (paid by the Registrant), $125,000 on August 27, 2004, $125,000 on August 27, 2005 and $1,000,000 on August 27, 2006;
t) Director Stock Option Agreement dated March 3, 2003 between the Registrant and Rupert L. Bullock. Pursuant to this Agreement, Mr. Bullock was granted an option to purchase 62,000 common shares of the Registrant at a price of $0.25 per share, expiring on March 2, 2008;
u) Director Stock Option Agreement dated March 3, 2003 between the Registrant and Lynn W. Evoy. Pursuant to this Agreement, Mr. Evoy was granted an option to purchase 62,000 common shares of the Registrant at a price of $0.25 per share, expiring on March 2, 2008;
v) Director Stock Option Agreement dated March 3, 2003 between the Registrant and Philip J. Southam. Pursuant to this Agreement, Mr. Southam was granted an option to purchase 62,000 common shares of the Registrant at a price of $0.25 per share, expiring on March 2, 2008;
w)       Director  Stock  Option  Agreement  dated  March 3,  2003  between  the
         Registrant and Richard W. Hughes. Pursuant to this Agreement, Mr. Hughes was granted an option to purchase 62,000 common shares of the Registrant at a price of $0.25 per share, expiring on March 2, 2008;
x) Officer Stock Option Agreement dated March 3, 2003 between the Registrant and Stephen Pearce. Pursuant to this Agreement, Mr. Pearce was granted an option to purchase 62,000 common shares of the Registrant at a price of $0.25 per share, expiring on March 2, 2008;
y)       Officer  Stock  Option  Agreement  dated  March  3,  2003  between  the
         Registrant and Ronda Ross-Love. Pursuant to this Agreement, Ms. Ross-Love was granted an option to purchase 62,000 common shares of the Registrant at a price of $0.25 per share, expiring on March 2, 2008;
z) Non-Flow Subscription Agreements dated May 2003 between the Registrant and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 535,715 units at $0.28 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchasers to purchase one additional common share of the Registrant at a price of $0.32 per share on or before May 29, 2005;
aa) Letter of Termination dated June 6, 2003 from the Registrant to Goldrea regarding the BX Property;
bb) Consultant Stock Option Agreement dated June 16, 2003 between the Registrant and Kevin Leonard. Pursuant to this Agreement, Mr. Leonard was granted an option to purchase 50,000 common shares of the Registrant at a price of $0.30 per share, expiring on June 16, 2008;
cc) Loan Agreement dated July 4, 2003 between the Registrant and Munday Home Sales Ltd. ("MHS"). Pursuant to this Agreement, MHS loaned the Registrant $350,000.
dd) Subscription Agreements dated September 16, 2003 between the Registrant and Munday-Maxwell & Gaylene-Association. Pursuant to this agreement, the purchaser purchased a total of 250,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchaser to purchase over a two-year period one additional common share of the Registrant at a price of $0.40 per share;

ee) Finder's Fee Agreement dated July 18, 2002 between Richard Hughes and Donald E. Cross. Pursuant to this Agreement and subject to the Letter of Intent dated October 18, 2002 between the Registrant and Richard W. Hughes, Mr. Cross receives a cash finder's fee equal to 7.5% of the first $300,000 consideration, 5% on the next $700,000, 2.5% of the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000;
ff) Consulting Agreement dated November 1, 2003 between the Registrant and Kevin Leonard wherein Mr. Leonard has been appointed as Project Geologist and receives $6,000 per month from the Registrant;
gg) Flow-Through Subscription Agreements dated November/December 2003 between the Registrant and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 3,100,000 flow-through units at $0.35 per unit. Each flow-through common unit consists of one flow-through common share and one share purchase warrant entitling the purchasers to purchase one additional non-flow-through common share of the Registrant at a price of $0.35 per share within two years of closing;
hh) Non-Flow Subscription Agreements dated November/December 2003 between the Registrant and various purchasers. Pursuant to these agreements, the purchasers purchased a total of 1,300,000 units at $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the purchasers to purchase one additional common share of the Registrant at a price of $0.30 per share within two years of closing;
ii) Management Agreement dated January 1, 2004 between thr Registrant and Bullock Consulting Ltd.;
jj) Director Stock Option Agreement dated January 6, 2004 between the Registrant and Rupert L. Bullock. Pursuant to this Agreement, Mr. Bullock was granted an option to purchase 70,000 common shares of the Registrant at a price of $0.56 per share, expiring on January 5, 2009;
kk) Director Stock Option Agreement dated January 6, 2004 between the Registrant and Lynn W. Evoy. Pursuant to this Agreement, Mr. Evoy was granted an option to purchase 140,000 common shares of the Registrant at a price of $0.56 per share, expiring on January 5, 2009;
ll) Director Stock Option Agreement dated January 6, 2004 between the Registrant and Philip J. Southam. Pursuant to this Agreement, Mr. Southam was granted an option to purchase 70,000 common shares of the Registrant at a price of $0.56 per share, expiring on January 5, 2009;
mm) Director Stock Option Agreement dated January 6, 2004 between the Registrant and Richard W. Hughes. Pursuant to this Agreement, Mr. Hughes was granted an option to purchase 70,000 common shares of the Registrant at a price of $0.56 per share, expiring on January 5, 2009;
nn) Officer Stock Option Agreement dated January 6, 2004 between the Registrant and Beverly J. Bullock. Pursuant to this Agreement, Mrs. Bullock was granted an option to purchase 50,000 common shares of the Registrant at a price of $0.56 per share, expiring on January 5, 2009;
oo) Officer Stock Option Agreement dated January 6, 23004 between the Registrant and Ronda Ross-Love. Pursuant to this Agreement, Ms. Ross-Love was granted an option to purchase 50,000 common shares of the Registrant at a price of $0.56 per share, expiring on January 5, 2009; and
pp) Consultant Stock Option Agreement dated January 6, 23004 between the Registrant and Kevin Leonard. Pursuant to this Agreement, Mr. Leonard was granted an option to purchase 50,000 common shares of the Registrant at a price of $0.56 per share, expiring on January 5, 2009.


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                                    Page 63


D.       EXCHANGE CONTROLS

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Registrant's common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E.       TAXATION

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to a holder (a "Holder") of one or more common shares of Amador Gold Corp. (the "Registrant") who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Registrant and is restricted to such circumstances.

DIVIDENDS

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate. Under the Treaty, the Registrant will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owning at least 10% of the outstanding common shares of the Registrant.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share will not constitute taxable
Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Registrant. The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss, which can be used cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder's taxable income.


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                                    Page 64


A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property. To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Registrant and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Registrant are encouraged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Registrant.

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of common shares of the Registrant who is (i) a citizen or individual resident of the United States,
(ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

DIVIDEND DISTRIBUTION ON SHARES OF THE REGISTRANT

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

REDUCED DIVIDEND RATES FOR INDIVIDUALS

Certain dividends received by an individual shareholder from domestic and qualified foreign corporations are taxed at the same rates that apply to capital gains. Thus, dividends will be taxed at rates of 5% (0%, in 2008) and 15%. These lower rates apply to dividends received in taxable years beginning after 2002 and before 2009. The lower rates on dividends apply for purposes of both the regular and alternative minimum tax. To qualify for the reduced rates, the dividends must be from domestic corporations and qualified foreign corporations. The following are qualified foreign corporations:

o        a  foreign  corporation  incorporated  in a  possession  of the  United
         States,
o a foreign corporation eligible for the benefits of a U.S. income tax treaty that the IRS determines to be satisfactory and that includes an exchange of information program, and
o a foreign corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States.

A special holding period rule is apparently designed to discourage certain short-term trading strategies. Under this rule, to qualify for the reduced rates, the stock on which the dividend is paid must be held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. (For certain preferred dividends, the stock must be held for more than 90 days during the 180-day period beginning 90 days before the ex-dividend date.)

Dividends from certain corporations are not eligible, including tax-exempt charities, tax-exempt farmers' cooperatives, foreign personal holding companies, foreign investment companies, and passive foreign investment companies. The Registrant is unable to determine at this time whether its dividends will qualify for the lower rates and each U.S. Holder of the Registrant is urged to consult their own tax advisor with respect to the reduced dividend rates.


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                                    Page 66


FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Registrant will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Registrant may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Registrant under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant are encouraged to consult their own tax advisors regarding their particular circumstances.

DISPOSITION OF COMMON SHARES

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Registrant. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Registrant are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Management of the Registrant is of the opinion that there is little, if not, any likelihood of the Registrant being deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Registrant's gross income for such year was "foreign personal holding company income" (e.g. dividends, interest and similar income), the Registrant may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Registrant does not actually distribute such income. The Registrant does not believe that it currently qualifies as a foreign personal holding company.

FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Registrant does not believe that it currently qualifies as a foreign investment company.

PASSIVE FOREIGN INVESTMENT COMPANY

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation.

The Registrant believes that it qualified as a PFIC for the fiscal year ended October 31, 2002 and may have qualified as a PFIC in prior years. The Registrant may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. The Registrant's determination concerning its PFIC status may be challenged and accordingly, the Registrant may be unable to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF"). Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Registrant. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S.

Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Registrant as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant qualifies as a PFIC on his pro rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Registrant's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Registrant common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of
Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder's pro rata share of the Registrant's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Registrant's first tax year in which the Registrant qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Registrant includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Registrant, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a U.S. Holder makes a QEF election and the Registrant ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Registrant does not qualify as a PFIC. Therefore, if the Registrant again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Registrant qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Registrant. Therefore, if such U.S. Holder reacquires an interest in the Registrant, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Registrant qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Registrant is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Registrant.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then the Registrant will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Registrant common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Registrant as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Registrant included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Registrant will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Registrant common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders are encouraged to consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Registrant common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

CONTROLLED FOREIGN CORPORATION STATUS

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Registrant is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Registrant ("United States Shareholder"), the Registrant could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under
Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Registrant does not believe that it currently qualifies as a CFC. The Registrant may, however, be considered a CFC for the current or any future taxable year.

FILING OF INFORMATION RETURNS

Under a number of circumstances, a U.S. Holder acquiring shares of the Registrant may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns, with a duplicate copy to the Internal Revenue Center, Philadelphia, PA 19255. In particular, any U.S. Holder who becomes the owner, directly or indirectly, of 10% or more of the shares of the Registrant will be required to file such a return. Other filing requirements may apply, and management urges U.S. Holders to consult their own tax advisors about these requirements.

           ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES
               OF PURCHASING THE COMMON SHARES OF THE REGISTRANT.

F.       DIVIDENDS AND PAYING AGENTS

Holders of the Registrant's common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Registrant, in its discretion, out of funds legally available for that purpose.

G.       STATEMENT OF EXPERTS

Staley Okada & Partners of Suite 400 - 889 West Pender Street, Vancouver, British Columbia Canada, the Registrant's auditors, have consented to the inclusion in this Registration Statement of the audited financial statements for the fiscal years ended October 31, 2003, October 2002 and October 31, 2001 and provided tax advice to the Registrant with regard to Item 10E of this Registration Statement.

H.       DOCUMENTS ON DISPLAY

The Registrant has filed with the Securities and Exchange Commission this Registration Statement on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to its class of common shares.

You may read and copy all or any portion of the Registration Statement or other information in the Registrant's files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

The documents concerning the Registrant may also be viewed at the office of the Registrant at 16493 - 26th Avenue, Surrey, British Columbia, Canada, V3S 9W9, during normal business hours.

I.       SUBSIDIARY INFORMATION

Not Applicable

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Registrant was incorporated under the laws of British Columbia, Canada and its financial results are quantified in Canadian dollars. The Registrant raises equity funding through the sale of securities denominated in Canadian dollars. The Registrant does not use financial instruments for trading purposes and is not party to any leverage derivatives. The Registrant does not currently engage in hedging transactions.

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15  CONTROLS AND PROCEDURES

Not Applicable

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable

ITEM 16B CODE OF ETHICS

Not Applicable

                                    PART III

ITEM 17  FINANCIAL STATEMENTS

The Registrant's audited financial statements for the fiscal years ended October 31, 2003, 2002 and 2001 are attached hereto immediately following the text of this Registration Statement. They include:

         o        Indendent auditors report
         o        Statements of operations and deficit
         o        Balance sheets
         o        Statements of mineral property expenditures
         o        Statements of cash flows
         o        Notes to the financial statements

All of these items were prepared by the Registrant's auditors, Staley, Okada & Partners, Chartered Accountants.

The audited financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 13. All figures are expressed in Canadian dollars.

The unaudited financial statements for the three -month periods ended January 31, 2004 and January 31, 2003 are also attached following the text of this Registration Statement. They include:

         o        interim statements of operations and deficit
         o        interim balance sheet
         o        interim statements of mineral property expenditures
         o        interim statements of cash flows
         o        notes to the financial statements

The unaudited financial statements were prepared by management in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 10. All figures are expressed in Canadian dollars.

ITEM 18  FINANCIAL STATEMENTS

See Item 17 - Financial Statements.

ITEM 19  EXHIBITS

Following is a list of all of the exhibits that are filed as part of this Registration Statement:

Exhibit 1.1 Memorandum of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980*

Exhibit 1.2 Certificate of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980*

Exhibit 1.3       Altered  Memorandum  dated December 11, 1990 (filed on January
                  9, 1991)*

Exhibit 1.4 Certificate of Change of Name from Golden Trend Energy Ltd. to World Power Bike Inc. dated January 9, 1991*

Exhibit 1.5       Altered Memorandum dated February 15, 2000 (filed on March 13,
                  2000)*

Exhibit 1.6 Certificate of Change of Name from World Power Bike Inc. to Parkside 2000 Resources Corp. dated March 13, 2000*

Exhibit 1.7       Altered Memorandum dated May 8, 2003 (filed on May 16, 2003)*

Exhibit 1.8 Certificate of Change of Name from Parkside 2000 Resources Corp. to Amador Gold Corp. dated May 16, 2003*

Exhibit 1.9 Articles of the Registrant (formerly known as Golden Trend Energy Ltd.)*

Exhibit 4.1 Mineral Exploration Option Agreement dated May 30, 2002 between the Registrant and Goldrea Resources Corp.*

Exhibit 4.2       Amending   Agreement   dated   August  27,  2002  between  the
                  Registrant and Goldrea Resources Corp.*

Exhibit 4.3 Flow-Through Subscription Agreements dated September 10, 2002 between the Registrant and various purchasers*

Exhibit 4.4 Non Flow-Through Subscription Agreements dated September 10, 2002 between the Registrant and various purchasers including Richard W. Hughes*

Exhibit 4.5 Debt Settlement Agreement dated September 10, 2002 between the Registrant and Bullock Consulting Ltd.*

Exhibit 4.6 Form of Warrant Certificate dated October 7, 2002 issued to various purchasers including Richard W. Hughes in connection with a private placement*

Exhibit 4.7 Director Stock Option Agreement dated October 9, 2002 between the Registrant and Rupert L. Bullock*

Exhibit 4.8 Director Stock Option Agreement dated October 9, 2002 between the Registrant and Lynn W. Evoy*

Exhibit 4.9 Director Stock Option Agreement dated October 9, 2002 between the Registrant and Philip J. Southam*

Exhibit 4.10 Officer Stock Option Agreement dated October 9, 2002 between the Registrant and Ronda Ross-Love*

Exhibit 4.11 Convertible Debenture dated October 16, 2002 for Tri-Pol Energy Corporation*

Exhibit 4.12 Warrant Certificate dated October 16, 2002 for Tri-Pol Energy Corporation*

Exhibit 4.13 Letter of Intent dated October 18, 2002 between the Registrant and Richard W. Hughes*

Exhibit 4.14 Subscription Agreement dated November 6, 2002 between the Registrant and Richard W. Hughes*

Exhibit 4.15      Warrant  Certificate  dated  November  14, 2002 for Richard W.
                  Hughes*

Exhibit 4.16 Director Stock Option Agreement dated December 19, 2002 between the Registrant and Richard W. Hughes*

Exhibit 4.17 Officer Stock Option Agreement dated December 19, 2002 between the Registrant and Stephen Pearce*

Exhibit 4.18 Flow-Through Subscription Agreements dated January/February 2003 between the Registrant and various purchasers*

Exhibit 4.19      Non     Flow-Through     Subscription     Agreements     dated
                  January/February 2003 between the Registrant and various purchasers*

Exhibit 4.20 Form of Warrant Certificate dated February 28, 2003 issued to various purchasers in connection with a private placement*

Exhibit 4.21 Mineral Explorationn Option Agreement dated January 31, 2003 between the Registrant and Kenora Prospectors & Miners, Limited*

Exhibit 4.22 Mineral Exploration Option Agreement dated January 31, 2003 between the Registrant and Machin Mines Ltd.*

Exhibit 4.23 Amendment to Stock Option Agreement dated February 7, 2003 between the Registrant and Richard W. Hughes*

Exhibit 4.24 Amendment to Stock Option Agreement dated February 7, 2003 between the Registrant and Stephen Pearce*

Exhibit 4.25 Form of Warrant Certificate dated February 28, 2003 issued to various purchasers in connection with a private placement*

Exhibit 4.26 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Rupert L. Bullock*

Exhibit 4.27 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Lynn W. Evoy*

Exhibit 4.28 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Philip J. Southam*

Exhibit 4.29 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Richard W. Hughes*

Exhibit 4.30 Officer Stock Option Agreement dated March 3, 2003 between the Registrant and Stephen Pearce*

Exhibit 4.31 Officer Stock Option Agreement dated March 3, 2003 between the Registrant and Ronda Ross-Love*

Exhibit 4.32 Non-Flow Subscription Agreement dated May 2003 between the Registrant and various purchasers*

Exhibit 4.33 Form of Warrant Certificate dated May 29, 2003 issued to various purchasers in connection with a private placement*

Exhibit 4.34 Letter of Termination dated June 6, 2003 from the Registrant to Goldrea Resources Corp.*

Exhibit 4.35 Consultant Stock Option Agreement dated June 16, 2003 between the Registrant and Kevin Leonard*

Exhibit 4.36 Loan Agreement dated July 4, 2003 between the Registrant and Munday Home Sales Ltd.*

Exhibit 4.37 Subscription Agreement dated September 16, 2003 between the Registrant and Munday-Maxwell & Gaylene-Association*

Exhibit 4.38 Form of Warrant Certificate dated May 29, 2003 issued to Munday-Maxwell & Gaylene Association in connection with a private placement*

Exhibit 4.39 Finder's Fee Agreement dated July 18, 2002 between Richard Hughes and Donald E. Cross

Exhibit 4.40 Consulting Agreement dated November 1, 2003 between the Registrant and Kevin Leonard

Exhibit 4.41 Flow-Through Subscription Agreements dated November/December 2003 between the Registrant and various purchasers

Exhibit 4.42      Non     Flow-Through     Subscription     Agreements     dated
                  November/December 2003 between the Registrant and various purchasers

Exhibit 4.43 Form of Warrant Certificate dated December 22, 2003 issued to various purchasers in connection with a private placement

Exhibit 4.44      Management   Agreement  dated  January  1,  2004  between  the
                  Registrant and Bullock Consulting Ltd.

Exhibit 4.45 Director Stock Option Agreement dated January 6, 2004 between the Registrant and Rupert L. Bullock

Exhibit 4.46 Director Stock Option Agreement dated January 6, 2004 between the Registrant and Lynn W. Evoy

Exhibit 4.47 Director Stock Option Agreement dated January 6, 2004 between the Registrant and Philip J. Southam

Exhibit 4.48 Director Stock Option Agreement dated January 6, 2004 between the Registrant and Richard W. Hughes

Exhibit 4.49 Officer Stock Option Agreement dated January 6, 2004 between the Registrant and Beverly J. Bullock

Exhibit 4.50 Officer Stock Option Agreement dated January 6, 2004 between the Registrant and Ronda Ross-Love

Exhibit 4.51 Consultant Stock Option Agreement dated January 6, 2004 between the Registrant and Kevin Leonard

Exhibit 4.52      Stock Option Plan effective April 8, 2004

Exhibit 12.1      Consent of Staley, Okada & Partners, Chartered Accountants, to
                  inclusion  of  the  October  31,  2003   comparative   audited
                  financial statements

Exhibit 14.1      Ontario Location Map

Exhibit 14.2      KPM Property - General Geology Map

----------

* Incorporated by reference from the Form 20-F registration statement filed by the Registrant on October 13, 2003.

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf



Date:    June 21, 2004                      Amador Gold Corp.


                                            BY: /S/ RUPERT L. BULLOCK
                                                ----------------------------
                                                Rupert L. Bullock, President

                                AMADOR GOLD CORP.
                    (FORMERLY PARKSIDE 2000 RESOURCES CORP.)

                              FINANCIAL STATEMENTS

                         (AN EXPLORATION STAGE COMPANY)

                         (EXPRESSED IN CANADIAN DOLLARS)

                         OCTOBER 31, 2003, 2002 AND 2001

AMADOR GOLD CORP.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------


Auditors' Report .........................................................  F-3

Statements of Operations and Deficit .....................................  F-4

Balance Sheets ...........................................................  F-5

Statements of Mineral Property Expenditures ..............................  F-6

Statements of Cash Flows .................................................  F-7

Notes to the Financial Statements ........................................  F-8

STALEY, OKADA & PARTNERS                      Suite 400 - 889 West Pender Street
                                                   Vancouver, BC Canada  V6C 3B2
                                                                TEL 604 694-6070
                                                                FAX 604 585-8377
                                                            info@staleyokada.com
                                                             www.staleyokada.com




INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF AMADOR GOLD CORP.:

We have audited the balance sheets of Amador Gold Corp. (formerly Parkside 2000 Resources Corp.) (AN EXPLORATION STAGE COMPANY) as at October 31, 2003, 2002 and 2001 and the statements of operations and deficit, mineral property expenditures and cash flows for the year then ended October 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2003, 2002 and 2001 and the results of its operations and its cash flows for the year then ended October 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.




                                                    /S/ STALEY, OKADA & PARTNERS



Vancouver, B.C., Canada                                 STALEY, OKADA & PARTNERS
February 12, 2004                                          CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

STATEMENTS OF OPERATIONS AND DEFICIT
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31,            2003           2002          2001
-----------------------------------   -----------    -----------    -----------

ADMINISTRATIVE EXPENSES
    Bank charges ..................   $       620    $       351    $       263
    Consulting fees ...............        29,232           --             --
    Financing fees (note 5) .......       102,500         10,000           --
    Interest on debt ..............        24,748          5,406           --
    Investor relations and
       promotion ..................        78,260           --             --
    Legal and accounting ..........        63,044         30,009          9,616
    Management fees (note 7a) .....        44,000         30,000         30,000
    Office and miscellaneous ......         5,247          2,115          1,579
    Regulatory fees ...............        15,866         15,311          3,004
    Transfer agent fees ...........         6,811          4,966          4,151
    Recovery of prior year expenses        (1,690)          --             --
    Less: interest earned .........        (3,209)          (434)          --
                                      -----------    -----------    -----------

                                          365,429         97,724         48,613
                                      -----------    -----------    -----------

LOSS BEFORE OTHER ITEMS ...........      (365,429)       (97,724)       (48,613)
                                      -----------    -----------    -----------

OTHER ITEMS
    Write off of marketable
       securities .................          --             (100)          --
    Write off of patent ...........          --               (1)          --
    Write off of mineral property
       expenditures ...............      (158,989)          --             --
                                      -----------    -----------    -----------

                                         (158,989)          (101)          --
                                      -----------    -----------    -----------

LOSS FOR THE YEAR .................      (524,418)       (97,825)       (48,613)

DEFICIT, BEGINNING OF YEAR ........    (3,416,958)    (3,364,696)    (3,316,083)

FUTURE INCOME TAX BENEFIT
   RECOGNIZED ON ISSUANCE OF
   FLOW THROUGH SHARES ............       128,765         45,563           --
                                      -----------    -----------    -----------

DEFICIT, END OF YEAR ..............   $(3,812,611)   $(3,416,958)   $(3,364,696)
                                      -----------    -----------    -----------

LOSS PER SHARE - BASIC AND DILUTED    $     (0.07)   $     (0.04)   $     (0.02)
                                      -----------    -----------    -----------

WEIGHTED AVERAGE NUMBER OF SHARES .     7,893,541      2,505,267      2,309,651
                                      -----------    -----------    -----------






                           - See Accompanying Notes -
--------------------------------------------------------------------------------

AMADOR GOLD CORP.

BALANCE SHEETS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31,                              2003           2002           2001
-----------------------------------   -----------    -----------    -----------

ASSETS

CURRENT
    Cash ..........................   $    98,463    $    68,123    $     1,778
    Goods and services tax
       recoverable ................         3,915         12,729            815
    Prepaid expenses ..............           433           --             --
    Marketable securities .........          --             --              100
                                      -----------    -----------    -----------

                                          102,811         80,852          2,693

MINERAL PROPERTIES (note 3) .......     1,011,059        167,049           --

DISTRIBUTION RIGHTS AND PATENTS ...          --             --                1
                                      -----------    -----------    -----------

                                      $ 1,113,870    $   247,901    $     2,694
                                      -----------    -----------    -----------

LIABILITIES

CURRENT
    Accounts payable and accrued
       liabilities ................   $    67,446    $    36,055    $    19,989
    Due to related party (note 7a)          3,946           --           50,309
    Convertible debenture (note 4)        125,000           --             --
    Promissory note payable
       (note 5) ...................       350,000           --             --
                                      -----------    -----------    -----------

                                          546,392         36,055         70,298
                                      -----------    -----------    -----------

CONVERTIBLE DEBENTURE (note 4) ....          --          125,000           --
                                      -----------    -----------    -----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 6) ............     4,369,089      3,503,804      3,297,092

CONTRIBUTED SURPLUS ...............        11,000           --             --

DEFICIT ...........................    (3,812,611)    (3,416,958)    (3,364,696)
                                      -----------    -----------    -----------

                                          567,478         86,846        (67,604)
                                      -----------    -----------    -----------

                                      $ 1,113,870    $   247,901    $     2,694
                                      -----------    -----------    -----------


APPROVED BY THE DIRECTORS:


/S/ RUPERT L. BULLOCK       Director             /S/ LYNN W. EVOY     Director
---------------------------                      -------------------





                           - See Accompanying Notes -
--------------------------------------------------------------------------------

AMADOR GOLD CORP.
--------------------------------------------------------------------------------

STATEMENTS OF MINERAL PROPERTY EXPENDITURES
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


FOR THE YEAR ENDED OCTOBER 31, 2003
--------------------------------------------------------------------------------

                                         LIARD          KENORA
                                         CLAIMS         CLAIMS         TOTAL
------------------------------------   -----------    -----------   -----------

ACQUISITION COSTS
  Opening balance ..................   $    15,000    $      --     $    15,000
  Option payments - cash ...........          --          510,000       510,000
  Finder's fees - cash .............          --           42,500        42,500
------------------------------------   -----------    -----------   -----------

  Closing balance ..................        15,000        552,500       567,500
------------------------------------   -----------    -----------   -----------

DEFERRED EXPLORATION EXPENDITURES
  Opening balance ..................       152,049           --         152,049
  Camp .............................          --           40,602        40,602
  Consulting .......................          --           36,000        36,000
  Drilling .........................          --          338,000       338,000
  Mapping and sampling .............          --           12,867        12,867
  Miscellaneous ....................           980         13,087        14,067
  Reports ..........................          --           16,003        16,003
  Recovery of costs ................        (9,039)          --          (9,039)
  Surveying ........................          --            2,000         2,000
------------------------------------   -----------    -----------   -----------

  Closing balance ..................       143,990        458,559       602,549
------------------------------------   -----------    -----------   -----------

                                       $   158,990    $ 1,011,059   $ 1,170,049
Mineral property costs written off .      (158,990)          --        (158,990)
                                       -----------    -----------   -----------
BALANCE, END OF YEAR ...............   $      --      $ 1,011,059   $ 1,011,059
------------------------------------   -----------    -----------   -----------


FOR THE YEAR ENDED OCTOBER 31, 2002
--------------------------------------------------------------------------------

                                         LIARD          KENORA
                                         CLAIMS         CLAIMS         TOTAL
------------------------------------   -----------    -----------   -----------

ACQUISITION COSTS
  Opening balance ...................  $      --      $      --     $      --
  Option payments - cash ............       10,000           --          10,000
  Option payments - shares ..........        5,000           --           5,000
------------------------------------   -----------    -----------   -----------

  Closing balance ...................       15,000           --          15,000
------------------------------------   -----------    -----------   -----------

DEFERRED EXPLORATION EXPENDITURES
  Opening balance ...................         --             --            --
  Drilling ..........................       22,316           --          22,316
  Mapping and sampling ..............       81,394           --          81,394
  Miscellaneous .....................       11,909           --          11,909
  Surveying .........................       36,430           --          36,430
------------------------------------   -----------    -----------   -----------

  Closing balance ...................      152,049           --         152,049
------------------------------------   -----------    -----------   -----------

BALANCE, END OF YEAR ................  $   167,049    $      --     $   167,049
------------------------------------   -----------    -----------   -----------

                           - See Accompanying Notes -
--------------------------------------------------------------------------------

AMADOR GOLD CORP.

STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)
---------------------------------------------------------------------------------------------
FOR THE YEAR ENDED OCTOBER 31,                          2003          2002           2001
-------------------------------------------------   -----------    -----------    -----------

CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Loss for the year ...........................   $  (524,418)   $   (97,825)   $   (48,613)

    Add items not affecting cash:
       Financing fee ............................        70,000         10,000           --
       Write off of marketable securities .......          --              100           --
       Write off of patent ......................          --                1           --
       Write off of mineral property expenditures       158,989           --             --
-------------------------------------------------   -----------    -----------    -----------

                                                       (295,429)       (87,724)       (48,613)

    Change in non-cash working capital items:
       Goods and services tax recoverable .......         8,814        (11,914)          (815)
       Prepaid expenses .........................          (433)          --             --
       Accounts payable and accrued liabilities .        31,391         16,066          6,940
-------------------------------------------------   -----------    -----------    -----------

                                                       (255,657)       (83,572)       (42,488)
-------------------------------------------------   -----------    -----------    -----------

FINANCING ACTIVITIES
   Long-term debt ...............................          --          175,000           --
   Repayment of long-term debt ..................          --          (50,000)          --
   Promissory note issued .......................       350,000           --             --
   Advances from related parties ................         3,946         16,566         42,809
   Issuance of share capital ....................       995,250        200,000           --
   Share issuance costs .........................       (71,200)       (29,600)          --
-------------------------------------------------   -----------    -----------    -----------

                                                      1,277,996        311,966         42,809
-------------------------------------------------   -----------    -----------    -----------

INVESTING ACTIVITIES
   Acquisition of mineral properties ............      (552,500)       (10,000)          --
   Deferred exploration expenditures ............      (439,499)      (152,049)          --
-------------------------------------------------   -----------    -----------    -----------

                                                       (991,999)      (162,049)          --
-------------------------------------------------   -----------    -----------    -----------

NET INCREASE IN CASH ............................        30,340         66,345            321

CASH, BEGINNING OF YEAR .........................        68,123          1,778          1,457
-------------------------------------------------   -----------    -----------    -----------

CASH, END OF YEAR ...............................   $    98,463    $    68,123    $     1,778
-------------------------------------------------   -----------    -----------    -----------


SUPPLEMENTAL CASH FLOW INFORMATION

     Interest paid ..............................   $    24,748    $     5,406    $      --
-------------------------------------------------   -----------    -----------    -----------

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (note 12)
--------------------------------------------------------------------------------

                           - See Accompanying Notes -
--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS

         The company was classified in the industrial industry, and trades on the TSX Venture Exchange. During the 2002 fiscal year the company received disinterested shareholder approval of a change of business to natural resources (note 3).

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       BASIS OF PRESENTATION

                  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustment that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements.

         b)       FOREIGN CURRENCY TRANSLATION

                  Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the statements of loss.

         c)       LOSS PER SHARE

                  Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact in 2003, 2002 and 2001.

         d)       FINANCIAL INSTRUMENTS

                  The company's financial instruments consist of cash, goods and services tax recoverable, accounts payable, due to related parties, convertible debenture payable and promissory note payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         e)       ESTIMATES

                  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

         f)       JOINT VENTURE ACCOUNTING

                  All the company's mineral property exploration and development activities are conducted with others, and accordingly, the accounts reflect only the company's proportionate interest in such activities.

         g)       CASH

                  For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The company places its cash and cash investments with institutions of high-credit worthiness.

         h)       MINERAL PROPERTIES

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

                  The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. When the carrying value of the property exceeds the net estimated recoverable amount for that property a provision is made for impairment in value. The net realizable value is determined based on identifiable geological reserves, joint venture expenditures or commitments or the company's assessment of its ability to sell the property for its carrying value.

                  The recorded costs do not necessarily reflect present or future values of the mineral properties.

                  When the company acquires or disposes of a property subject to an option agreement the option is exercisable at the option of the optionee and as such the accounts payable or receivable are not recorded relating to requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         h)       MINERAL PROPERTIES (continued)

                  The Canadian Generally Accepted Accounting Principles ("GAAP") for mineral property costs are promulgated in the Canadian Institute of Chartered Accountants ("CICA") Handbook ("Handbook"). Certain sections of the Handbook allow classification as tangible assets and a certain section allows classification as an intangible asset. The company has chosen to classify its mineral property costs as tangible assets in accordance with its interpretation of GAAP. The company believes that its interpretation of GAAP is appropriate and consistent with Canadian GAAP.

                  The alternative interpretation of GAAP would provide for capitalization of costs relating to mineral properties as an intangible asset at the time of its acquisition. For companies in the exploration stage the excess of the carrying value over the residual value would be amortized over the period of the subject option agreement, the period in which the company expects to complete its exploration programs or to sell, develop or further explore the underlying properties.

                  The CICA may provide additional guidance in the future that may clarify this situation and such guidance, if promulgated, may change the company's current method of accounting for the mineral property expenditures. Until such guidance is available the company expects to continue its accounting policy of treating such costs as tangible assets.

                  If the company had chosen to account for these costs as intangible assets and amortized these costs on a straight line basis over either (a) the term of the agreement, (b) the period expected to complete its exploration programs or (c) the period to convert, develop or further explore the underlying mineral properties the company's financial statements would change as follows:

ITEM                                                   2003             2002
----------------------------------------------     -----------      -----------

Mineral Properties - as tangible assets ......     $ 1,011,059      $   167,049
                                                   -----------      -----------

Mineral Properties - as intangible
   assets - costs ............................     $ 1,011,059      $   167,049
Mineral Properties - as intangible
   assets - accumulated amortization .........        (202,210)         (17,400)
                                                   -----------      -----------
Intangible Assets - net ......................     $   808,849      $   149,649
                                                   -----------      -----------

Net loss for the year as reported ............        (524,418)         (97,825)
   - Amortization of intangible assets .......        (202,210)         (17,400)
   - Write-off of mineral properties as
     reported ................................         158,989             --
   - Write-off of intangible assets ..........        (141,589)            --
                                                   -----------      -----------
Loss for the year ............................     $  (709,228)     $  (115,255)
                                                   -----------      -----------

Loss per share - Basic and diluted ...........     $     (0.02)     $     (0.01)
                                                   -----------      -----------

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         i)       ENVIRONMENTAL EXPENDITURES

                  The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         j)       STOCK BASED COMPENSATION PLAN

                  Effective November 1, 2002, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company has elected to value stock-based compensation granted to employees using the intrinsic value method. Whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

                  Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

         k)       INCOME TAXES

                  Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

                  Tax benefits have not been recorded due to uncertainty regarding their utilization.

         l)       FLOW THROUGH SHARES

                  Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced. This liability is subsequently written-down against the company's deficit as management estimates that this liability will likely not be incurred.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         m)       SHARE CAPITAL

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

                  ii) Commissions paid to underwriters, on the issue of the company's shares are charged directly to share capital. Other share issue costs, such as legal, auditing, and printing, are charged to deficit.

         n)       NON-MONETARY CONSIDERATION

                  In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

3.       MINERAL PROPERTIES

         a)       LIARD DIVISION

                  On May 30, 2002, the company announced an option agreement to explore and develop 32 claims in the Liard Mining Division of British Columbia with another public company. The property was expanded to cover 10,320 HA during the course of the fiscal 2002 work program. The company will be the operator of the project and is required to make cash payments of $100,000, issue 450,000 common shares, and incur exploration expenditures of $1,100,000 to earn a 50% interest, in accordance with the following schedule:

                                                                       Common
                                             Option    Exploration     shares
                                            payments   expenditures    issued
                                           ----------   ----------   ----------

         Upon regulatory approval (paid)   $   10,000   $   70,000       50,000
         Upon first advance (incurred) .         --         80,000         --
         May 23, 2003 ..................       15,000      200,000      100,000
         May 23, 2004 ..................       25,000      250,000      100,000
         May 23, 2005 ..................       25,000      250,000      100,000
         May 23, 2006 ..................       25,000      250,000      100,000
                                           ----------   ----------   ----------

                                           $  100,000   $1,100,000      450,000
                                           ----------   ----------   ----------

                  During fiscal 2003 the company announced that it was not intending to make the May 2003 cash and share payments. The company has retained the 10% interest in the property previously earned. Accordingly, all mineral property expenditures were written off.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (continued)

         b)       KENORA PROPERTY

                  During the prior year, the company entered into an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claim 60 kilometers west of Kenora, Ontario. Consideration consists of $35,000 to the assignor (paid), $225,000 before February 14, 2003 (paid), $250,000 before
                  August 27, 2003 (paid),  $250,000 on August 27, 2004, $250,000 on August 27, 2005 and $2,000,000 before August 27, 2006. In addition, there is a royalty payable of between 1 and 2%. During the year, the company staked an additional 6 mineral claims adjacent to the Kenora Property.

                  A finders fee is payable with respect to the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($10,000 paid to date), 2.5% on the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000.

4.       CONVERTIBLE DEBENTURE

         On July 10, 2002, the company issued two promissory notes in the amount of $175,000 to finance the project in note 3(a). The two loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demands payment by notice in writing if the company has not commenced trading on the TSX Venture Exchange on or before September 30, 2002 or (b) the date which is two years from the date the loans were advanced. A bonus in amount equal to 20% of the value of the loans may be paid in common shares of the company.

         The first note, for $50,000, was repaid in cash, including interest of $1,194, on October 22, 2002. 100,000 common shares, representing 20% of the principal value of the loan were issued as a bonus.

         The second note, for $125,000, was converted into a Series A convertible debenture with 1,250,000 detachable share purchase warrants with an exercise price of $0.10 per share until July 23, 2004. The debenture may be converted to common shares at a price of $0.10 per share. Any accrued interest may be converted at the market price (as defined) at the time of conversion.

5.       PROMISSORY NOTE PAYABLE

         Under an agreement dated July 4, 2003 the company borrowed $350,000 from a shareholder. The funds bear interest at 10% per annum, compounded monthly in arrears, and is payable one year from the date advanced, or on written notice from the lender. In consideration for the loan the company issued 311,111 bonus shares, valued at $0.225 per share, for total financing fees of $70,000. In addition, a finder's fee of $32,500 was paid to a third party.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

6.       SHARE CAPITAL

         a)       AUTHORIZED

                  100,000,000 common shares with no par value

         b)       ISSUED

                                         2003                        2002                         2001
                              -------------------------    -------------------------    -------------------------

                                SHARES        AMOUNT         SHARES        AMOUNT         SHARES        AMOUNT
---------------------------   -----------   -----------    -----------   -----------    -----------   -----------

Balance, beginning ........     5,128,401   $ 3,503,804      2,309,651   $ 3,297,092      2,309,651   $ 3,297,092

Issued for
   Property acquisition ...          --            --           50,000         5,000           --            --
   Loan bonus .............       311,111        70,000        100,000        10,000           --            --
   Shares for debt ........          --            --          668,750        66,875           --            --
Issued for cash
   Private placements .....     4,480,715       960,200      2,000,000       200,000           --            --
Exercise of options .......       147,000        35,050           --            --             --            --
Share issuance costs ......          --         (71,200)          --         (29,600)          --            --
Income tax benefits
   renounced on flow
   through shares issued ..          --        (128,765)          --         (45,563)          --            --
---------------------------   -----------   -----------    -----------   -----------    -----------   -----------

BALANCE, ENDING ...........    10,067,227   $ 4,369,089      5,128,401   $ 3,503,804      2,309,651   $ 3,297,092
---------------------------   -----------   -----------    -----------   -----------    -----------   -----------

         c)       PRIVATE PLACEMENTS

                  (i) During fiscal 2002 the company issued 2,000,000 units, for $0.10 per unit through a private placement per the following:

                           o 1,150,000 flow-through common shares, with 1,150,000 non-transferable warrants to purchase one non flow-through common share at an exercise price of $0.10 per share, exercisable until October 7, 2004.

                           o 850,000 common shares of the company with 850,000 non-transferable warrants to purchase one common share of the company at an exercise price of $0.10 per share, exercisable until October 7, 2004.

                  (ii) During fiscal 2003 the company issued 320,000 units for $0.11 per unit, through a private placement, each unit is comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until November 14, 2004.

                  (iii) During fiscal 2003 the company closed a private placement of 3,375,000 units for $0.20 per unit, each unit is comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.25 per share, exercisable until February 28, 2005. 1,625,000 of the units are flow-through shares and the remaining 1,750,000 shares are non-flow through shares.

                  (iv) During fiscal 2003 the company closed a private placement of 535,715 units for $0.28 per unit, each unit is comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.32 per share, exercisable until May 29, 2005.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

6.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS

                  (v) During fiscal 2003 the company closed a private placement of 250,000 units for $0.40 per unit, each unit is comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.40 per share, exercisable until September 30, 2005.

         d)       WARRANTS OUTSTANDING

                  As  at  October  31,  2003  there  were   7,730,715   warrants
                  outstanding as follows:

     Expiry date                 Exercise price           Number of warrants
-------------------              --------------           ------------------

     July 23, 2004                  $0.10                    1,250,000
   October 7, 2004                  $0.10                    2,000,000
 November 14, 2004                  $0.14                      320,000
 February 28, 2005                  $0.25                    3,375,000
      May 29, 2005                  $0.32                      535,715
September 30, 2005                  $0.40                      250,000
                                                             ----------
                                                             7,730,715
                                                             ----------

         e)       OPTIONS OUTSTANDING

                  i) During the current year, the company granted 170,000 stock options to the directors and/or employees of the company. During fiscal 2003 85,000 options were exercised. The remaining options are exercisable up to December 18, 2007 at a price of $0.23 per share.

                  ii) During the current year, the company granted an additional 372,000 stock options to the directors and/or employees of the company. During fiscal 2003, 62,000 options were exercised. The remaining options are exercisable up to March 2, 2008 at a price of $0.25 per share.

                  iii) During the current year the company granted 50,000 stock options to a consultant to the company. The options are exercisable up to June 16, 2008 at a price of $0.30 per share.

                  iv) As at October 31, 2003 there were 785,000 options outstanding (2002 - 340,000).

         f)       ESCROW SHARES

                  As at October 31, 2003 there were 25,000 (2002 and 2001 - 25,000) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

7.       RELATED PARTY TRANSACTIONS

         a) During the year the company paid or accrued management fees of $44,000 (2002 - $30,000; 2001 - $30,000) to companies controlled by Directors of the company. At October 31, 2003 $3,946 (2002 - $nil; 2001 - $50,309) was owed to companies controlled by Directors of the company for management fees and payments made on the company's behalf.

         b) During the year, fees for consulting services in the amount of $29,232 (2002 - $NIL: 2001 - $NIL) were paid to a company controlled by the wife of a director and officer.

         c) During fiscal 2002, the company settled indebtedness of $66,875 to the company controlled by a Director of the company by issuing 668,750 shares at $0.10 per share.

8.       INCOME TAXES

         As at October 31, 2003, the company has income tax losses of approximately $325,000 (2002 - $400,000) expiring between 2004 and 2008. The tax benefit of amounts carried forward has not been reflected in these financial statements. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                   Amount                    Rate
                   ------                    ----

                  $636,000                   100%
                  $608,000                    30%

       Future tax benefits, which may arise as a result of applying these pools to taxable income, have not been recognized in these accounts.
--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

9.       STOCK COMPENSATION

         The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock.

         a) The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

                  i)       Dividend rate                    0.00%
                           Risk-free interest rate          4.01%
                           Expected life                  5 years
                           Expected volatility               100%

                  As disclosed in note 6(e(i)) the company issued 170,000 options to employees during the second quarter. Using the above assumptions the fair value of each option granted is $0.15, compensation expense of $25,500 was not recorded in the operations for the year.

                  ii)      Dividend rate                    0.00%
                           Risk-free interest rate          4.08%
                           Expected life                  5 years
                           Expected volatility               100%

                  As disclosed in note 6(e(ii)) the company issued 372,000 options to employees during the second quarter. Using the above assumptions the fair value of each option granted is $0.19, compensation expense of $70,680 was not recorded in the operations for the year.

                  iii) The pro forma effect on net loss per share for the period ended 31 October 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

           Net loss for the year                       $(524,418)
           Unrecorded stock option compensation          (96,180)
           --------------------------------------- ---------------

           Proforma loss for the period                $(620,598)
           --------------------------------------- ---------------

           Proforma loss per share                     $   (0.08)
           --------------------------------------- ---------------

                  b) As disclosed in note 6(e(iii)) the company issued 50,000 options to consultants during the year. Using the assumptions outlined below, the fair value of each option granted is $0.22. Compensation expense of $11,000 was recorded as deferred expenditures on the Kenora Property (note 3(b)) during the year.

                           Dividend rate                        0.00%
                           Risk-free interest rate              3.27%
                           Expected life                      5 years
                           Expected volatility                   100%

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

10.      COMMITMENTS

         a) By agreement effective January 1, 2003, the company entered into a one-year management agreement with a company controlled by a director and officer. Compensation is $4,000 per month. This agreement terminated subsequent to year end.

         b) By agreement effective October 9, 2003, the company entered into a drilling agreement with an unrelated company ("the Contractor"). The company employed the Contractor to diamond drill on its Kenora Property a minimum of 10,000 metres at locations specified by the company. Subsequent to year end, the company advanced $270,000 to the Contractor as a deposit which will be deducted from the final invoice.

         c) Subsequent to year-end, the company entered into a entered into a one-year consulting agreement with an unrelated party for geological services. Compensation is $6,000 per month.

11.      SUBSEQUENT EVENTS

         a) Subsequent to the year end the company closed a private placement of 3,100,000 flow-through units for $0.35 per unit, and 1,300,000 non flow-through units for $0.30 per unit. Each unit is comprised of one common share and one non-transferable warrant to purchase one common share, exercisable until December 22, 2005. The warrants issued with the flow-through shares are exercisable at $0.35 and the warrants issued with the non flow-through shares are exercisable at $0.30.

         b) Subsequent to the year end, the company granted 500,000 options to Directors and Officers of the company. The options are exercisable up to January 5, 2009 at a price of $0.56.

12.      SUPPLEMENTAL CASH FLOW INFORMATION

         The following non-cash transactions were recorded during the year ended:

OCTOBER 31,                                        2003       2002       2001
---------------------------------------------    -------    -------    ---------

Investing activity
     Mineral property acquisition ...........    $  --      $ 5,000    $    --
                                                 -------    -------    ---------

Financing activities
     Share for debt settlement ..............       --       66,875         --
     Shares issued for financing fees .......     70,000     10,000         --
                                                 -------    -------    ---------

                                                  70,000     76,875         --
                                                 -------    -------    ---------

                                                 $70,000    $81,875    $    --
                                                 -------    -------    ---------

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the company's financial statements is summarized below:

                                              For the years ended October 31,
                                           2003            2002           2001
                                        -----------    -----------    -----------
Statement of operations and deficit

Loss for the year -
     Canadian GAAP ..................   $  (524,418)   $   (97,825)   $   (48,613)
     Mineral property exploration and
       development expenditures .....      (844,010)      (167,049)          --
                                        -----------    -----------    -----------

Loss or the year - United States GAAP   $(1,368,428)   $  (264,874)   $   (48,613)
                                        -----------    -----------    -----------

Loss per share - US GAAP ............   $     (0.17)   $     (0.11)   $     (0.02)
                                        -----------    -----------    -----------

Balance sheet
Assets
Mineral Properties
     Canadian GAAP ..................   $ 1,011,059    $   167,049    $      --
     Mineral property exploration and
        development expenditures ....    (1,011,059)      (167,049)          --
                                        -----------    -----------    -----------

United States GAAP ..................   $      --      $      --      $      --
                                        -----------    -----------    -----------

Deficit
      Canadian GAAP .................   $(3,812,611)   $(3,416,958)   $(3,364,696)
     Mineral property exploration and
        development expenditures ....    (1,011,059)      (167,049)          --
                                        -----------    -----------    -----------

United States GAAP ..................   $(4,823,670)   $(3,584,007)   $(3,364,696)
                                        -----------    -----------    -----------

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION

                  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123")
                  encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee is required to pay for the stock.

                  The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". Consequently, there is no difference between Canadian and United States GAAP regarding stock-based compensation issued to non-employees in 2003.

                  The company has adopted the disclosure provisions of SFAS No. 123 as follows:

                                                                         2002
                                                                      ---------
Net Loss
     As reported - U.S. Basis ...............................         $(264,874)
     Compensation expense on common stock
       options granted to employees .........................           (22,200)
                                                                      ---------
     Pro forma ..............................................         $(287,074)
                                                                      ---------
Net Loss
     As reported - U.S. Basis ...............................         $   (0.10)
     Pro forma ..............................................         $   (0.11)

                  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                      2002
                                                                    -------
         Expected dividend yield ..........................          0.00%
         Expected stock price volatility ..................         77.5%
         Weighted Average Risk-free interest rate .........          4.15%
         Weighted Average Expected Life of options ........          5 years

                  The grant-date fair value of employee options granted in 2002 was $0.07.

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         c)       LOSS PER SHARE

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended October 31, 2003, 2002, and 2001 were 7,868,541, 2,480,267, 2,284,651, respectively. There is no change in loss per share relating to this difference in Canadian and United States GAAP.

         d)       NEW ACCOUNTING PRONOUNCEMENTS

                  In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

                  In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS No. 143 is required to be adopted effective January 1, 2003.

                  In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", that supersedes SFAS No. 121 "Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted effective January 1, 2002.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

OCTOBER 31, 2003
--------------------------------------------------------------------------------

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         d)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  In June 2002, FASB issued SFAS No. 146 "Accounting for costs Associated with Exit or Disposal Activities" ("SFAS 146"), which supersedes EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in
                  Restructuring)". SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

                  In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"). The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

                  In November 2002, the FASB issued FASB interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002.

                  In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. the interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company will adopt SFAS No. 148, as required, on November 1, 2003 with no material impact on its financial statements.

                  In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.

                  Management's    preliminary   assessment   of   these   recent
                  pronouncements is that they will not have a material impact on the company's financial position or results operation.

--------------------------------------------------------------------------------

                                AMADOR GOLD CORP.
                    (FORMERLY PARKSIDE 2000 RESOURCES CORP.)

                              FINANCIAL STATEMENTS

                            (PREPARED BY MANAGEMENT)

                         (AN EXPLORATION STAGE COMPANY)

                         (EXPRESSED IN CANADIAN DOLLARS)

                                JANUARY 31, 2004

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JANUARY 31, 2004
--------------------------------------------------------------------------------


Statements of Operations and Deficit .....................................  F-25

Balance Sheets ...........................................................  F-26

Statements of Mineral Property Expenditures ..............................  F-27

Statements of Cash Flows .................................................  F-28

Notes to the Financial Statements ........................................  F-29

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

STATEMENT OF OPERATIONS AND DEFICIT (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

FOR THE THREE MONTHS ENDED JANUARY 31,                2004             2003
--------------------------------------------------------------------------------


REVENUE ......................................    $       --       $       --
                                                  ------------     ------------

ADMINISTRATIVE EXPENSES
    Amortization .............................              68             --
    Bank charges .............................             240               80
    Consulting fees ..........................          18,353            2,633
    Interest on debt .........................          12,704            3,125
    Investor relations and promotion .........          51,810             --
    Legal and accounting .....................          30,013            3,250
    Management fees (note 7) .................          12,500            9,000
    Office and miscellaneous .................           2,545              971
    Regulatory fees ..........................          12,253            3,170
    Stock based compensation .................         160,000             --
    Transfer agent fees ......................           1,333              777
    Less: interest earned ....................          (1,341)            (131)
                                                  ------------     ------------
                                                       300,478           22,974
                                                  ------------     ------------

LOSS FOR THE PERIOD ..........................        (300,478)         (22,974)

DEFICIT, BEGINNING OF PERIOD .................      (3,812,611)      (3,416,958)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
ISSUANCE OF FLOW THROUGH SHARES ..............         408,000             --
                                                  ------------     ------------
DEFICIT, END OF PERIOD .......................    $ (3,705,089)    $ (3,439,932)
                                                  ------------     ------------
LOSS PER SHARE - BASIC AND FULLY DILUTED .....    $      (0.02)    $      (0.01)
                                                  ------------     ------------
WEIGHTED AVERAGE NUMBER OF SHARES ............      11,991,140        5,399,705
                                                  ------------     ------------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

BALANCE SHEET (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------
                                                     JANUARY 31,     OCTOBER 31,
                                                        2004            2003
--------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash .......................................    $   957,229     $    98,463
    Goods and services tax recoverable .........         10,816           3,915
    Prepaid expenses ...........................           --               433
                                                    -----------     -----------
                                                        968,045         102,811

EQUIPMENT ......................................          1,758            --

MINERAL PROPERTY EXPENDITURES (note 3) .........      1,374,138       1,011,059
                                                    -----------     -----------
                                                    $ 2,343,941     $ 1,113,870
                                                    -----------     -----------

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...    $    77,500     $    67,446
    Due to related party (note 7) ..............         12,191           3,946
    Promissory note payable (note 4) ...........        350,000         350,000
    Convertible debenture (note 5) .............        125,000         125,000
                                                    -----------     -----------
                                                        564,691         546,392
                                                    -----------     -----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 6) .........................      5,313,339       4,369,089

CONTRIBUTED SURPLUS ............................        171,000          11,000

DEFICIT ........................................     (3,705,089)     (3,812,611)
                                                    -----------     -----------
                                                      1,779,250         567,478
                                                    -----------     -----------
                                                    $ 2,343,941     $ 1,113,870
                                                    -----------     -----------



APPROVED BY THE DIRECTORS:


/s/ RUPERT L. BULLOCK                      /s/ LYNN W. EVOY
-----------------------------------        -------------------------------------
Rupert L. Bullock, President, Chief        Lynn W. Evoy, Chief Executive Officer
Financial Officer and Director             and Director

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

STATEMENTS OF MINERAL PROPERTY EXPENDITURES (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

FOR THE THREE MONTHS ENDED JANUARY 31, 2004
--------------------------------------------------------------------------------

                                              LIARD        KENORA
                                              CLAIMS       CLAIMS       TOTAL
--------------------------------------------------------------------------------

ACQUISITION COSTS
  Opening balance .................         $     --     $  552,500   $  552,500
  Option payments - cash ..........               --         50,000       50,000
                                            ----------   ----------   ----------
  Closing balance .................               --        602,500      602,500
                                            ----------   ----------   ----------

DEFERRED EXPLORATION EXPENDITURES
  Opening balance .................               --        458,559      458,559
  Consulting ......................               --         24,000       24,000
  Drilling ........................               --        270,000      270,000
  Mapping and sampling ............               --          5,000        5,000
  Miscellaneous ...................               --          3,652        3,652
  Surveying .......................               --         10,427       10,427
                                            ----------   ----------   ----------
  Closing balance .................               --        771,638      771,638
                                            ----------   ----------   ----------

BALANCE, END OF PERIOD ............         $     --     $1,374,138   $1,374,138
                                            ----------   ----------   ----------


FOR THE YEAR ENDED OCTOBER 31, 2003
--------------------------------------------------------------------------------

                                         LIARD          KENORA
                                         CLAIMS         CLAIMS         TOTAL
--------------------------------------------------------------------------------

ACQUISITION COSTS
  Opening balance ..................   $    15,000    $      --     $    15,000
  Option payments - cash ...........          --          510,000       510,000
  Finder's fees - cash .............          --           42,500        42,500
  Acquisition costs written off ....       (15,000)          --         (15,000)
                                       -----------    -----------   -----------
  Closing balance ..................          --          552,500       552,500
                                       -----------    -----------   -----------

DEFERRED EXPLORATION EXPENDITURES
  Opening balance ..................       152,049           --         152,049
  Camp .............................          --           40,602        40,602
  Consulting .......................          --           36,000        36,000
  Drilling .........................          --          338,000       338,000
  Mapping and sampling .............          --           12,867        12,867
  Miscellaneous ....................           980         13,087        14,067
  Reports ..........................          --           16,003        16,003
  Reversal of costs ................        (9,039)          --          (9,039)
  Surveying ........................          --            2,000         2,000
  Deferred exploration expenditures
     written off ...................      (143,990)          --        (143,990)
                                       -----------    -----------   -----------
  Closing balance ..................          --          458,559       458,559
                                       -----------    -----------   -----------

BALANCE, END OF YEAR ...............   $      --      $ 1,011,059   $ 1,011,059
                                       -----------    -----------   -----------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

STATEMENTS OF CASH FLOWS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

FOR THE THREE MONTHS ENDED JANUARY 31,                   2004           2003
--------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES

    Loss for the period ..........................   $  (300,478)   $   (22,974)

    Add items not affecting cash:
       Amortization ..............................            68           --
       Stock based compensation ..................       160,000           --
                                                     -----------    -----------
                                                        (140,410)       (22,974)

    Change in non-cash working capital items:
       Goods and services tax recoverable ........        (6,901)        (2,372)
       Prepaid expenses ..........................           433         (4,000)
       Accounts payable and accrued liabilities ..        10,054         (5,049)
                                                     -----------    -----------
                                                        (136,824)       (34,395)
                                                     -----------    -----------

FINANCING ACTIVITIES
   Advances from related parties .................         8,245          4,280
   Issuance of share capital .....................     1,485,000         35,200
   Share issuance costs ..........................      (132,750)          --
                                                     -----------    -----------
                                                       1,360,495         39,480
                                                     -----------    -----------

INVESTING ACTIVITIES
   Acquisition of mineral properties .............       (50,000)       (36,875)
   Deferred exploration expenditures .............      (313,079)       (10,869)
   Purchase of equipment .........................        (1,826)          --
                                                     -----------    -----------
                                                        (364,905)       (47,744)
                                                     -----------    -----------
NET INCREASE IN CASH .............................       858,766        (42,659)

CASH, BEGINNING OF PERIOD ........................        98,463         68,123
                                                     -----------    -----------
CASH, END OF PERIOD ..............................   $   957,229    $    25,464
                                                     -----------    -----------


SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid ...............................   $      --      $      --
                                                     -----------    -----------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JANUARY 31, 2004
--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS

         The company is classified in the natural resource industry, and trades on the TSX Venture Exchange. At January 31, 2004 the Company had an interest in a property in Ontario, Canada.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       BASIS OF PRESENTATION

                  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements.

         b)       FOREIGN CURRENCY TRANSLATION

                  Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of the transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the statements of loss.

         c)       LOSS PER SHARE

                  Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact in 2004 and 2003.

         d)       FINANCIAL INSTRUMENTS

                  All significant financial assets, financial liabilities and equity instruments of the company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

         e)       ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JANUARY 31, 2004
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         f)       CASH

                  For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The company places its cash and cash investments with institutions of high-credit worthiness.

         g)       MINERAL PROPERTIES

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

                  Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

         h)       ENVIRONMENTAL EXPENDITURES

                  The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         i)       STOCK BASED COMPENSATION PLAN

                  Effective November 1, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JANUARY 31, 2004
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         j)       INCOME TAXES

                  Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

                  Tax benefits have not been recorded due to uncertainty regarding their utilization.

         k)       FLOW THROUGH SHARES

                  Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced.

         l)       SHARE ISSUE COSTS

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

                  ii) Commissions paid to underwriters, on the issue of the company's shares are charged directly to share capital. Other share issue costs, such as legal, auditing, and printing, are charged to deficit.

         m)       NON-MONETARY CONSIDERATION

                  In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JANUARY 31, 2004
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY

                  During the prior year the company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario. The company has staked an additional 6 mineral claims adjacent to the Kenora Property. Consideration consists of $35,000 to the assignor (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on August 27, 2004, $250,000 on
                  August 27, 2005 and  $2,000,000  before  August 27,  2006.  In addition, there is a royalty payable of between 1% and 2%.

                  A finders fee is payable with respect to the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($10,500 paid to date), 2.5% on the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000.

         b)       LIARD DIVISION

                  On May 30, 2002, the company announced an option agreement to explore and develop 32 claims in the Liard Mining Division of British Columbia with another public company. The property was expanded to cover 10,320 HA during the course of the fiscal 2002 work program. The company will be the operator of the project and is required to make cash payments of $100,000, issue 450,000 common shares, and incur exploration expenditures of $1,100,000 to earn a 50% interest, in accordance with the following schedule:

                                                                        Common
                                           Option      Exploration      shares
                                           payments    expenditures     issued
                                          ----------    ----------    ----------

Upon regulatory approval (paid) ......    $   10,000    $   70,000        50,000
Upon first advance (incurred) ........          --          80,000          --
May 23, 2003 .........................        15,000       200,000       100,000
May 23, 2004 .........................        25,000       250,000       100,000
May 23, 2005 .........................        25,000       250,000       100,000
May 23, 2006 .........................        25,000       250,000       100,000
                                          ----------    ----------    ----------

                                          $  100,000    $1,100,000       450,000
                                          ----------    ----------    ----------

                  During fiscal 2003 the company announced that it was not intending to make the May 2003 cash and share payments (note 9(b)). The company has retained the 10% interest in the property previously earned.

4.       PROMISSORY NOTE PAYABLE

         Under an agreement dated July 4, 2003 the company borrowed $350,000 from a shareholder. The funds bear interest at 10% per annum, compounded monthly in arrears, and is payable one year from the date advanced, or on written notice from the lender. In consideration for the loan the company issued 311,111 bonus shares to the lender, valued at $0.225 per share, for total financing fees of $70,000. In addition a finder's fee of $32,500 was paid to Research Capital.

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JANUARY 31, 2004
--------------------------------------------------------------------------------

5.       CONVERTIBLE DEBENTURE

         On July 10, 2002, the company issued two promissory notes in the amount of $175,000 to finance the project in note 3(a). The two loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demands payment by notice in writing if the company has not commenced trading on the TSX Venture Exchange on or before September 30, 2002 or (b) the date which is two years from the date the loans were advanced.

         The first note, for $50,000, was repaid in cash, including interest of $1,194, on October 22, 2002. 100,000 common shares, representing 20% of the principal value of the loan were issued as a bonus.

         The second note, for $125,000, was converted into a Series A convertible debenture, and 1,250,000 detachable share purchase warrants with an exercise price of $0.10 per share until July 23, 2004. The debenture may be converted to common shares at a price of $0.10. Any accrued interest may be converted at the market price (as defined) at the time of conversion.

         No classification between liability and equity has been made because the equity portion, as calculated in 2002 was not material.


6.       SHARE CAPITAL

         a)       AUTHORIZED

                  100,000,000 common shares with no par value

         b)       ISSUED

                              JANUARY 31, 2004            OCTOBER 31, 2003
                         -------------------------    -------------------------
                           SHARES        AMOUNT         SHARES        AMOUNT
                         -----------   -----------    -----------   -----------

Balance, beginning .....  10,067,227   $ 4,369,089      5,128,401   $ 3,503,804

Issued for
   Loan bonus ..........        --            --          311,111        70,000
Issued for cash
   Private placements ..   4,400,000     1,475,000      4,480,715       960,200
   Exercise of options .        --            --          147,000        35,050
   Exercise of warrants      100,000        10,000           --            --
   Share issuance costs         --        (132,750)          --         (71,200)
   Income tax benefits
   renounced on flow
   through shares
   issued                       --        (408,000)          --        (128,765)
                         -----------   -----------    -----------   -----------

BALANCE, ENDING ........  14,567,227   $ 5,313,339     10,067,227   $ 4,369,089
                         -----------   -----------    -----------   -----------

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JANUARY 31, 2004
--------------------------------------------------------------------------------

6.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS

                  (i)      During  fiscal  2002  the  company  issued  2,000,000
                           units,   for  $0.10   per  unit   through  a  private
                           placement:

                           1,150,000 flow-through common shares, with 1,150,000 non-transferable warrants to purchase one non flow-through common share at an exercise price of $0.10 per share, exercisable until October 7, 2004.

                           850,000 common shares of the company with 850,000 non-transferable warrants to purchase one common share of the company at an exercise price of $0.10 per share, exercisable until October 7, 2004.

                  (ii) During fiscal 2003 the company issued 320,000 units for $0.11 per unit, through a private placement, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until November 14, 2004.

                  (iii) During fiscal 2003 the company issued 3,375,000 units for $0.20 per unit, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.25 per share, exercisable until February 28, 2005. 1,625,000 of the units are flow-through shares and the remaining 1,750,000 shares are non-flow through shares.

                  (iv) During fiscal 2003 the company issued 535,715 units for $0.28 per unit, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.32 per share, exercisable until May 29, 2005.

                  (v) During fiscal 2003 the company issued 250,000 units for $0.40 per unit, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.40 per share, exercisable until September 30, 2005.

                  (vi) During the current period the company issued 3,100,000 flow-through units for $0.35 per unit, and 1,300,000 non flow-through units for $0.30 per unit. Each unit comprised of one common share and one non-transferable warrant to purchase one common share, exercisable until December 22, 2005. The warrants issued with the flow-through shares are exercisable at $0.35 and the warrants issued with the non flow-through shares are exercisable at $0.30.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JANUARY 31, 2004
--------------------------------------------------------------------------------

6.       SHARE CAPITAL (continued)

         d)       WARRANTS OUTSTANDING

                  As  at  January  31,  2004  there  were  12,030,715   warrants
                  outstanding as follows:

    Expiry date                Exercise price               Number of warrants
-------------------            --------------               ------------------

     July 23, 2004                  $0.10                        1,250,000
   October 7, 2004                  $0.10                        1,900,000
 November 14, 2004                  $0.14                          320,000
 February 28, 2005                  $0.25                        3,375,000
      May 29, 2005                  $0.32                          535,715
September 30, 2005                  $0.40                          250,000
 December 22, 2005                  $0.35                        3,100,000
 December 22, 2005                  $0.30                        1,300,000


         e)       OPTIONS OUTSTANDING

                  i) During fiscal 2003, the company granted 170,000 stock options to the directors and/or employees of the company. During fiscal 2003 85,000 options were exercised. The remaining options are exercisable up to December 18, 2007 at a price of $0.23 per share.

                  ii) During fiscal 2003, the company granted an additional 372,000 stock options to the directors and/or employees of the company. During fiscal 2003, 62,000 options were exercised. The remaining options are exercisable up to March 2, 2008 at a price of $0.25 per share.

                  iii) During fiscal 2003 the company granted 50,000 stock options to a consultant to the company. The options are exercisable up to June 16, 2008 at a price of $0.30 per share.

                  iv)      During  the  current  period,   the  company  granted
                           500,000 options to Directors and Officers of the company. The options are exercisable up to January 5, 2009 at a price of $0.56.

                  v) As at January 31, 2004 there were 1,285,000 options outstanding (October 31, 2003 - 785,000).

         f)       ESCROW SHARES

                  As at January 31, 2004 there were 25,000 (October 31, 2003 - 25,000) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

7.       RELATED PARTY TRANSACTIONS

         a) During the period the company recorded management fees of $44,000 (2002 - $30,000; 2001 - $30,000) to companies controlled by Director's of the company. At January 31, 2004 $3,946 (October 31, 2003 - $3,946) was owed to these companies for management fees and payments made on the company's behalf.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JANUARY 31, 2004
--------------------------------------------------------------------------------

8.       INCOME TAXES

         As at October 31, 2003, the company has income tax losses of approximately $325,000 (2002 - $400,000) expiring between 2004 and 2008. The tax benefit of amounts carried forward has not been reflected in these financial statements. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                   Amount                        Rate
                   ------                        ----

                  $636,000                       100%
                  $608,000                        30%

         Future tax benefits, which may arise as a result of applying these pools to taxable income, have not been recognized in these accounts.

9.       STOCK COMPENSATION

         The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock.

         As disclosed in note 6(e(iv)) the company issued 500,000 options during the current period. Using the following assumptions the fair value of each option granted is $0.32, compensation expense of $160,000 was recorded in the operations for the quarter.

                         Dividend rate                0.00%
                         Risk-free interest rate      3.92%
                         Expected life              5 years
                         Expected volatility            50%

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JANUARY 31, 2004
--------------------------------------------------------------------------------

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the company's financial statements is summarized below:

                                                FOR THE PERIODS ENDED
                                           JANUARY 31,         OCTOBER 31,
                                              2004                2003
                                          ------------         -----------
STATEMENT OF OPERATIONS AND DEFICIT

Loss for the period under
     Canadian GAAP                        $  (300, 478)        $  (524,418)
     Mineral property exploration
     and development expenditures             (363,079)         (1,003,000)
                                          ------------         -----------

United States GAAP                        $   (663,557)        $(1,527,418)
                                          ------------         -----------

Gain (loss) per share - US GAAP           $      (0.06)        $     (0.19)
                                          ------------         -----------

Balance sheet
Assets
Mineral Properties
     Canadian GAAP                        $  1,374,138         $  1,011,059
     Resource property expenditures
     (cumulative)                           (1,374,138)          (1,011,059)
                                          ------------         ------------

United States GAAP                        $       -            $       -
                                          ------------         ------------

Deficit
      Canadian GAAP                       $ (3,705,089)        $ (3,812,611)
      Resource property expenditures
      (cumulative)                          (1,374,138)          (1,011,059)
                                          ------------         ------------

United States GAAP                        $ (5,079,227)        $ (4,823,670)
                                          ------------         ------------

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JANUARY 31, 2004
--------------------------------------------------------------------------------

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION

                  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123")
                  encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Effective November 1, 2003 the company has chosen to account for stock-based compensation using the fair value.

                  The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

         c)       LOSS PER SHARE

                  Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the three months ended January 31, 2004 was 11,991,140.

         d)       INCOME TAXES

                  Under United States GAAP, the company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.

         e)       NEW ACCOUNTING PRONOUNCEMENTS

                  In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
(FORMERLY PARKSIDE 2000 RESOURCES CORP.)

NOTES TO THE FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JANUARY 31, 2004
--------------------------------------------------------------------------------

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS No. 143 is required to be adopted effective January 1, 2003.

                  In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", that supersedes SFAS No. 121 "Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted effective January 1, 2002.

                  In June 2002, FASB issued SFAS No. 146 "Accounting for costs Associated with Exit or Disposal Activities" ("SFAS 146"), which supersedes EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in
                  Restructuring)". SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

                  In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"). The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

                  In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. the interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company has adopted SFAS No. 148, as required, on November 1, 2003.

                  The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

--------------------------------------------------------------------------------

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION OF DOCUMENT
-------           -----------------------

Exhibit 1.1 Memorandum of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980*

Exhibit 1.2 Certificate of Incorporation of Golden Trend Energy Ltd. dated October 24, 1980*

Exhibit 1.3       Altered  Memorandum  dated December 11, 1990 (filed on January
                  9, 1991)*

Exhibit 1.4 Certificate of Change of Name from Golden Trend Energy Ltd. to World Power Bike Inc. dated January 9, 1991*

Exhibit 1.5       Altered Memorandum dated February 15, 2000 (filed on March 13,
                  2000)*

Exhibit 1.6 Certificate of Change of Name from World Power Bike Inc. to Parkside 2000 Resources Corp. dated March 13, 2000*

Exhibit 1.7       Altered Memorandum dated May 8, 2003 (filed on May 16, 2003)*

Exhibit 1.8 Certificate of Change of Name from Parkside 2000 Resources Corp. to Amador Gold Corp. dated May 16, 2003*

Exhibit 1.9 Articles of the Registrant (formerly known as Golden Trend Energy Ltd.)*

Exhibit 4.1 Mineral Exploration Option Agreement dated May 30, 2002 between the Registrant and Goldrea Resources Corp.*

Exhibit 4.2       Amending   Agreement   dated   August  27,  2002  between  the
                  Registrant and Goldrea Resources Corp.*

Exhibit 4.3 Flow-Through Subscription Agreements dated September 10, 2002 between the Registrant and various purchasers*

Exhibit 4.4 Non Flow-Through Subscription Agreements dated September 10, 2002 between the Registrant and various purchasers including Richard W. Hughes*

Exhibit 4.5 Debt Settlement Agreement dated September 10, 2002 between the Registrant and Bullock Consulting Ltd.*

Exhibit 4.6 Form of Warrant Certificate dated October 7, 2002 issued to various purchasers including Richard W. Hughes in connection with a private placement*

Exhibit 4.7 Director Stock Option Agreement dated October 9, 2002 between the Registrant and Rupert L. Bullock*

Exhibit 4.8 Director Stock Option Agreement dated October 9, 2002 between the Registrant and Lynn W. Evoy*

                                    Page ii


Exhibit 4.9 Director Stock Option Agreement dated October 9, 2002 between the Registrant and Philip J. Southam*

Exhibit 4.10 Officer Stock Option Agreement dated October 9, 2002 between the Registrant and Ronda Ross-Love*

Exhibit 4.11 Convertible Debenture dated October 16, 2002 for Tri-Pol Energy Corporation*

Exhibit 4.12 Warrant Certificate dated October 16, 2002 for Tri-Pol Energy Corporation*

Exhibit 4.13 Letter of Intent dated October 18, 2002 between the Registrant and Richard W. Hughes*

Exhibit 4.14 Subscription Agreement dated November 6, 2002 between the Registrant and Richard W. Hughes*

Exhibit 4.15      Warrant  Certificate  dated  November  14, 2002 for Richard W.
                  Hughes*

Exhibit 4.16 Director Stock Option Agreement dated December 19, 2002 between the Registrant and Richard W. Hughes*

Exhibit 4.17 Officer Stock Option Agreement dated December 19, 2002 between the Registrant and Stephen Pearce*

Exhibit 4.18 Flow-Through Subscription Agreements dated January/February 2003 between the Registrant and various purchasers*

Exhibit 4.19      Non     Flow-Through     Subscription     Agreements     dated
                  January/February 2003 between the Registrant and various purchasers*

Exhibit 4.20 Form of Warrant Certificate dated February 28, 2003 issued to various purchasers in connection with a private placement*

Exhibit 4.21 Mineral Explorationn Option Agreement dated January 31, 2003 between the Registrant and Kenora Prospectors & Miners, Limited*

Exhibit 4.22 Mineral Exploration Option Agreement dated January 31, 2003 between the Registrant and Machin Mines Ltd.*

Exhibit 4.23 Amendment to Stock Option Agreement dated February 7, 2003 between the Registrant and Richard W. Hughes*

Exhibit 4.24 Amendment to Stock Option Agreement dated February 7, 2003 between the Registrant and Stephen Pearce*

Exhibit 4.25 Form of Warrant Certificate dated February 28, 2003 issued to various purchasers in connection with a private placement*

Exhibit 4.26 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Rupert L. Bullock*

Exhibit 4.27 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Lynn W. Evoy*

                                    Page iii


Exhibit 4.28 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Philip J. Southam*

Exhibit 4.29 Director Stock Option Agreement dated March 3, 2003 between the Registrant and Richard W. Hughes*

Exhibit 4.30 Officer Stock Option Agreement dated March 3, 2003 between the Registrant and Stephen Pearce*

Exhibit 4.31 Officer Stock Option Agreement dated March 3, 2003 between the Registrant and Ronda Ross-Love*

Exhibit 4.32 Non-Flow Subscription Agreement dated May 2003 between the Registrant and various purchasers*

Exhibit 4.33 Form of Warrant Certificate dated May 29, 2003 issued to various purchasers in connection with a private placement*

Exhibit 4.34 Letter of Termination dated June 6, 2003 from the Registrant to Goldrea Resources Corp.*

Exhibit 4.35 Consultant Stock Option Agreement dated June 16, 2003 between the Registrant and Kevin Leonard*

Exhibit 4.36 Loan Agreement dated July 4, 2003 between the Registrant and Munday Home Sales Ltd.*

Exhibit 4.37 Subscription Agreement dated September 16, 2003 between the Registrant and Munday-Maxwell & Gaylene-Association*

Exhibit 4.38 Form of Warrant Certificate dated May 29, 2003 issued to Munday-Maxwell & Gaylene Association in connection with a private placement*

Exhibit 4.39 Finder's Fee Agreement dated July 18, 2002 between Richard Hughes and Donald E. Cross

Exhibit 4.40 Consulting Agreement dated November 1, 2003 between the Registrant and Kevin Leonard

Exhibit 4.41 Flow-Through Subscription Agreements dated November/December 2003 between the Registrant and various purchasers

Exhibit 4.42      Non     Flow-Through     Subscription     Agreements     dated
                  November/December 2003 between the Registrant and various purchasers

Exhibit 4.43 Form of Warrant Certificate dated December 22, 2003 issued to various purchasers in connection with a private placement

Exhibit 4.44      Management   Agreement  dated  January  1,  2004  between  the
                  Registrant and Bullock Consulting Ltd.

                                    Page iv


Exhibit 4.45 Director Stock Option Agreement dated January 6, 2004 between the Registrant and Rupert L. Bullock

Exhibit 4.46 Director Stock Option Agreement dated January 6, 2004 between the Registrant and Lynn W. Evoy

Exhibit 4.47 Director Stock Option Agreement dated January 6, 2004 between the Registrant and Philip J. Southam

Exhibit 4.48 Director Stock Option Agreement dated January 6, 2004 between the Registrant and Richard W. Hughes

Exhibit 4.49 Officer Stock Option Agreement dated January 6, 2004 between the Registrant and Beverly J. Bullock

Exhibit 4.50 Officer Stock Option Agreement dated January 6, 2004 between the Registrant and Ronda Ross-Love

Exhibit 4.51 Consultant Stock Option Agreement dated January 6, 2004 between the Registrant and Kevin Leonard

Exhibit 4.52      Stock Option Plan effective April 8, 2004

Exhibit 12.1      Consent of Staley, Okada & Partners, Chartered Accountants, to
                  inclusion  of  the  October  31,  2003   comparative   audited
                  financial statements

Exhibit 14.1      Ontario Location Map

Exhibit 14.2      KPM Property - General Geology Map

----------

* Incorporated by reference from the Form 20-F registration statement filed by the Registrant on October 13, 2003.